


November 30, 2004

Westcore Equity Funds
Westcore MIDCO Growth Fund
Westcore Growth Fund
Westcore Select Fund
Westcore International Frontier Fund
Westcore Blue Chip Fund
Westcore Mid-Cap Value Fund
Westcore Small-Cap Opportunity Fund

Westcore Bond Funds
Westcore Flexible Income Fund
Westcore Plus Bond Fund
Westcore Colorado Tax-Exempt Fund

Westcore Funds are managed by
Denver Investment Advisors LLC.

WestCore Funds



*Better research
makes the
difference.*

Table of Contents



Dear Fellow Shareholders:

"Steady as she goes" is an apt description for your (and our) investment in the Westcore Funds. With market and economic fundamentals showing steady improvement, and valuations still reasonable, our analytical teams continue to generate respectable returns across the entire fund family. In the six months since our last report, all Westcore Funds have recorded positive returns. During the same period the Westcore equity funds produced returns ranging from 1.10% to 12.56%, while the returns of the Westcore fixed income funds ranged from 2.90% to 9.31%. Six of the ten funds beat their current benchmark and six outperformed their Lipper peer group average.

While short-term success of this magnitude is gratifying, it is not nearly as meaningful to us as our longer-term, five-year results. Of the nine Westcore Funds in existence for the entire five-year period, all have recorded positive returns, with the equity funds producing average annual returns ranging from 2.12% to 14.23% and the fixed income funds producing average annual returns ranging from 5.38% to 9.90%. Additionally, of these nine funds, seven have beaten their current benchmark and seven have outperformed their Lipper peer group average for the five-year period. Although it is hard to believe, the S&P 500 Index is still below where it was five years ago, down 1.8% on an annualized basis. What is particularly rewarding about our relative performance during this five-year period is that it encompasses one of the worst bear markets since the Great Depression. Please see pages 6 and 7 for complete performance information for the entire family of Westcore Funds.

As we have stated in previous reports, these results are a testament to the hard work each of our analytical teams puts forth in finding good businesses at reasonable valuations. "Good businesses" can best be defined as companies that maintain high returns on capital or are meaningfully improving their profitability, cash flow or other return metrics. Our proprietary valuation models ensure a consistent discipline and help prevent us from overpaying. Both our equity analysts and top-rated team of fixed income professionals employ these same techniques.

 

The Greatest Surprise Is No Surprise At All

The economic fundamentals continue to drive us to a very repetitive assessment of the overall markets. We have now enjoyed ten consecutive quarters of profit growth; we think this trend can continue for the foreseeable future. In fact, ongoing strength in underlying fundamentals is exactly what appears to be driving market upside as of late. With each successive quarter, investors are gaining confidence that these modest yet steady improvements are sustainable, similar to the extended economic growth of the 1990s, creating a favorable environment for those who pride themselves on skillful individual security selection.

Introducing the Westcore Small-Cap Value Fund

Although some historical studies show that small-cap, dividend-paying stocks generally outperform their non-dividend-paying counterparts, their potential has gone largely unnoticed. Seeing considerable value in this overlooked, yet highly attractive asset class, Westcore Funds recently launched the Westcore Small-Cap Value Fund. Historically, a small-cap focus has offered the opportunity for enhanced returns, while an emphasis on value and dividends has reduced the risk and volatility associated with small-cap investing. The Fund includes all of these components in an effort to produce superior results. Managed by our Equity Value Research Team, the Fund combines proprietary quantitative screening and bottom-up fundamental analysis in order to gain an information edge.*

Welcome to Our New Aristata Shareholders

Having previously announced our intention to merge the Aristata Funds into corresponding Westcore Funds, we are pleased to report that Aristata shareholders overwhelmingly approved the reorganization, which was completed in late November. This is a win-win situation for shareholders of both fund families. Former Aristata investors now have easy access to a wider range of asset classes and investment styles, while Westcore investors should see greater economies of scale. Accordingly, we wish to personally welcome all our new shareholders and look forward to serving their investment needs for many years to come.



Independent Ratings Remain Strong

We are also pleased to report that Westcore Funds continues to be recognized by leading mutual fund rating services Morningstar Inc. and Lipper Inc. As of November 30, 2004, nine of ten Westcore Funds earned an Overall Morningstar Rating™ of 3 or more stars for risk-adjusted performance. More impressively, five Westcore Funds achieved above average ratings, with Westcore Flexible Income Fund and Westcore Plus Bond Fund each receiving a 5-Star Overall Morningstar Rating™ while Westcore Growth Fund, Westcore Mid-Cap Value Fund and Westcore Select Fund each received a 4-Star Overall Morningstar Rating™.

Furthermore, as of November 30, 2004, seven Westcore Funds were awarded Lipper Leader designations. Please see the tables on pages 10 through 13 for more detailed information and pages 14 through 17 for important disclosures on these independent ratings and designations. Overall Fund Family performance and expense examples can be viewed on pages 6 through 9.

In contrast, the Westcore International Frontier Fund has struggled as of late, although its 1- and 3-year returns are both solidly positive. International small-cap investing remains an intriguing venue due to the limited analytical work the investment community devotes to the asset class. You have our assurances that the team is dedicated to this asset class and we are firmly committed to its efforts.

 

Sticking with the Tried and True

Investing has become increasingly complicated and certainly more competitive over the past decade. However, by sticking with our tried and true approach of in-depth, company-by-company research, treating each investment as if we were buying the entire business, Westcore Funds has actually grown stronger in the process. We would like to take this opportunity to thank all of you who have trusted us with your hard-earned savings. We have accomplished much together and will continue to work hard to ensure that your trust is never taken for granted.



Jack D. Henderson
Chairman



Jeffrey D. Adams, CFA
President

The Shareholder Letter and the Manager Overviews included in this shareholder report contain certain forward-looking statements about the factors that may affect the performance of the Funds in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Funds, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Funds. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

*Investing in small-cap funds can be more volatile and loss of principal could be greater than investing in large-cap funds.

Average Annual Total Returns as of 11/30/04

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 8/1/86
Westcore MIDCO Growth Fund	**4.71%**	**8.88%**	**8.99%**	**2.26%**	**10.94%**	**12.39%**
Russell Midcap Growth Index	5.67%	11.40%	5.83%	(1.15%)	10.87%	11.14%
Lipper Mid-Cap Growth Index	5.94%	9.48%	3.25%	(3.33%)	9.45%	10.19%

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 6/1/88
Westcore Growth Fund	**7.81%**	**11.77%**	**2.92%**	**2.46%**	**11.36%**	**10.29%**
S&P 500 Index	5.67%	12.85%	2.74%	(1.83%)	11.86%	12.05%
Russell 1000 Growth Index	0.81%	5.83%	(1.51%)	(8.19%)	9.36%	10.91%
Lipper Multi-Cap Core Index	6.65%	12.90%	4.52%	0.67%	10.86%	10.98%

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 10/1/99
Westcore Select Fund	**8.46%**	**14.77%**	**1.98%**	**9.07%**	**NA**	**18.69%**
Russell Midcap Growth Index [1]	5.67%	11.40%	5.83%	(1.15%)	NA	2.26%
S&P 500 Index	5.67%	12.85%	2.74%	(1.83%)	NA	-0.21%
Lipper Mid-Cap Growth Index	5.94%	9.48%	3.25%	(3.33%)	NA	0.65%

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 12/15/99
Westcore International Frontier Fund	**1.10%**	**5.05%**	**10.61%**	**NA**	**NA**	**0.86%**
MSCI EAFE Small-Cap Index	16.17%	32.15%	21.80%	NA	NA	8.58%
Lipper International Small-Cap Index	15.51%	30.85%	20.61%	NA	NA	4.34%

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 6/1/88
Westcore Blue Chip Fund	**7.32%**	**14.42%**	**3.10%**	**2.12%**	**11.06%**	**10.49%**
S&P 500 Index	5.67%	12.85%	2.74%	(1.83%)	11.86%	12.05%
Lipper Multi-Cap Core Index	6.65%	12.90%	4.52%	0.67%	10.86%	10.98%

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 10/1/98
Westcore Mid-Cap Value Fund [2]	**11.98%**	**20.24%**	**10.96%**	**10.90%**	**NA**	**13.09%**
Russell Midcap Value Index [3]	15.09%	24.22%	15.66%	13.22%	NA	12.39%
Russell Midcap Index	11.10%	18.78%	12.09%	8.52%	NA	11.32%
Lipper Mid-Cap Value Index	10.92%	20.22%	12.77%	11.52%	NA	12.51%

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 12/28/93
Westcore Small-Cap Opportunity Fund	**12.56%**	**22.36%**	**15.33%**	**14.23%**	**12.86%**	**11.59%**
Russell 2000 Index	12.18%	17.25%	12.63%	8.29%	11.51%	10.04%
Lipper Small-Cap Core Index	12.71%	19.72%	12.37%	10.96%	12.90%	11.69%

 

Average Annual Total Returns as of 11/30/04 *(continued)*

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 6/1/88
Westcore Flexible Income Fund	**9.31%**	**11.63%**	**11.42%**	**9.90%**	**9.27%**	**9.30%**
Lehman Brothers U.S. Corporate High Yield Ba Index	8.23%	10.01%	8.41%	8.44%	9.21%	9.50%
Westcore Flexible Income Fund Custom Index [4]	8.23%	10.01%	8.41%	9.14%	9.37%	9.65%
Lipper High Current Yield Index	8.71%	11.40%	10.16%	3.92%	6.56%	7.51%

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 6/1/88
Westcore Plus Bond Fund	**4.87%**	**6.75%**	**7.67%**	**8.09%**	**7.43%**	**7.46%**
Lehman Brothers Aggregate Bond Index	3.82%	4.44%	5.64%	7.41%	7.70%	8.14%
Lipper Intermediate Investment Grade Index	3.67%	4.26%	5.39%	7.01%	7.15%	7.36%

	6-Month*	1-Year	3-Year	5-Year	10-Year	Since incep. 6/1/91
Westcore Colorado Tax-Exempt Fund	**2.90%**	**2.43%**	**4.46%**	**5.38%**	**5.67%**	**5.59%**
Lehman Brothers 10-Year Municipal Debt Index	4.13%	4.02%	5.87%	6.68%	7.15%	6.93%
Lipper Intermediate Municipal Debt Index	2.97%	2.45%	4.56%	5.48%	5.74%	5.63%

The performance data quoted represents past performance. Past performance does not guarantee future results and current performance may be lower or higher than the performance quoted. To obtain current performance as of the most recent month-end, please call 1-800-392-CORE (2673) or visit us online at www.westcore.com. Average annual total returns reflect the reinvestment of dividends, capital gains distributions, all fee waivers and expense reimbursements. Without the fee waivers and expense reimbursements, total return figures would have been lower. Total return figures represent past performance. Investment return and principal value will vary, and shares, when redeemed, may be worth more or less than their original cost. Westcore fund shares are not insured by the FDIC, the Federal Reserve Board or any other agency and are subject to investment risk.

* Not Annualized

[1] Westcore Select Fund's benchmark index was changed from the S&P 500 Index to the Russell Midcap Growth Index for performance comparison purposes because the Adviser believes that the Russell Midcap Growth Index more appropriately matches the investment style of the Fund.

[2] Formerly Westcore Mid-Cap Opportunity Fund.

[3] Westcore Mid-Cap Value Fund's benchmark index was changed from the Russell Midcap Index to the Russell Midcap Value Index for performance comparison purposes because the Adviser believes that the Russell Midcap Value Index more appropriately matches the investment style of the Fund.

[4] Westcore Flexible Income Fund Custom Index is comprised of the Lehman Brothers Long-Term Government/Corporate Bond Index for the time period 6/1/88 - 9/30/00 and the Lehman Brothers U.S. Corporate High Yield Ba Index for the time period 10/1/00 - 11/30/04 to reflect the change in the Fund's investment strategy on 10/1/00. The Adviser believes that the Custom Index is the best benchmark measurement for historical performance over three years.

Please see important footnotes on page 8.



Westcore Growth, International Frontier, Select, and Mid-Cap Value Funds:
These Funds participate in the Initial Public Offering ("IPO") market, and a significant portion of the Funds' returns have been attributable to its investment in IPOs, which in turn have had a magnified impact due to the Funds' relatively small asset base. As the Funds' assets continue to grow, it will be increasingly less likely to experience substantially similar performance by investing in IPOs.

Westcore International Frontier and Small-Cap Opportunity Funds:
Investing in small-cap funds can be more volatile and loss of principal could be greater than investing in large-cap funds.

Westcore Select Fund:
Investing in non-diversified funds can be more volatile and loss of principal could be greater than investing in more diversified funds.

Westcore International Frontier Fund:
Investing in foreign securities entails special risks, such as currency fluctuations and political uncertainties, which are described in more detail in the prospectus.

Westcore Flexible Income and Plus Bond Funds:
These Funds are subject to additional risk in that it may invest in high-yield/high-risk bonds and is subject to greater levels of liquidity risk.

Westcore Colorado Tax-Exempt Fund:
This Fund invests primarily in instruments issued by or on behalf of one state and can be more volatile and loss of principal could be greater due to state specific risk.

 

Fund Expenses

Fund		Beginning Account Value at 6/01/04	Ending Account Value at 11/30/04	Expenses Paid During Period* 6/01/04 to 11/30/04
Westcore MIDCO Growth Fund	Actual Fund Return	$1,000	$1,047	$5.84
	Hypothetical Fund Return	$1,000	$1,020	$5.76
Westcore Growth Fund	Actual Fund Return	$1,000	$1,078	$6.04
	Hypothetical Fund Return	$1,000	$1,020	$5.87
Westcore Select Fund	Actual Fund Return	$1,000	$1,085	$6.11
	Hypothetical Fund Return	$1,000	$1,020	$5.92
Westcore International Frontier Fund	Actual Fund Return	$1,000	$1,011	$7.69
	Hypothetical Fund Return	$1,000	$1,018	$7.71
Westcore Blue Chip Fund	Actual Fund Return	$1,000	$1,073	$6.07
	Hypothetical Fund Return	$1,000	$1,020	$5.92
Westcore Mid-Cap Value Fund	Actual Fund Return	$1,000	$1,120	$6.75
	Hypothetical Fund Return	$1,000	$1,019	$6.43
Westcore Small- Cap Opportunity Fund	Actual Fund Return	$1,000	$1,126	$7.04
	Hypothetical Fund Return	$1,000	$1,019	$6.69
Westcore Flexible Income Fund	Actual Fund Return	$1,000	$1,093	$4.53
	Hypothetical Fund Return	$1,000	$1,021	$4.38
Westcore Plus Bond Fund	Actual Fund Return	$1,000	$1,049	$2.87
	Hypothetical Fund Return	$1,000	$1,023	$2.83
Westcore Colorado Tax-Exempt Fund	Actual Fund Return	$1,000	$1,029	$3.36
	Hypothetical Fund Return	$1,000	$1,022	$3.35

* Expenses are equal to the Fund's annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the first fiscal half-year/365 (to reflect the half-year period). The annualized expense ratio of Westcore MIDCO Growth, Westcore Gowth, Westcore Select, Westcore International Frontier, Westcore Blue Chip, Westcore Mid-Cap Value, Westcore Small-Cap Opportunity, Westcore Flexible Income, Westcore Plus Bond and Westcore Colorado Tax-Exempt Funds were 1.12%, 1.14%, 1.15%, 1.50%, 1.15%, 1.25%, 1.30%, 0.85%, 0.55%, and 0.65%, respectively.

Disclosure of Fund Expenses (Unaudited)

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs (such as the 2% fee on redemption of Fund shares made within 90 days of purchase) and (2) ongoing costs, including management fees and other Fund expenses. The following examples are intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The examples are based on an investment of $1,000 invested on June 1, 2004 and held until November 30, 2004.

Actual Return. The first line of the table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading "Expenses Paid During Period" to estimate the expenses you paid on your account during this period.

Hypothetical 5% Return. The second line of the table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in a Fund and other mutual funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

The expenses shown in the table are meant to highlight ongoing Fund costs only and do not reflect transaction fees, such as redemption fees. Therefore, the second line of the table is useful in comparing ongoing costs only, and may not help you determine the relative total costs of owning different funds.



Morningstar Ratings™ as of 11/30/04

Fund	Overall	3-Year	5-Year	10-Year
Westcore MIDCO Growth Fund	★★★ out of 637 Mid-Cap Growth Funds	★★★★ out of 637 Mid-Cap Growth Funds	★★★ out of 424 Mid-Cap Growth Funds	★★★ out of 159 Mid-Cap Growth Funds
Westcore Growth Fund	★★★★ out of 1,019 Large Growth Funds	★★★★ out of 1,019 Large Growth Funds	★★★★★ out of 708 Large Growth Funds	★★★★ out of 253 Large Growth Funds
Westcore Select Fund	★★★★ out of 637 Mid-Cap Growth Funds	★★★ out of 637 Mid-Cap Growth Funds	★★★★ out of 424 Mid-Cap Growth Funds	N/A
Westcore International Frontier Fund	★ out of 72 Foreign Small/ Mid Growth Funds	★ out of 72 Foreign Small/ Mid Growth Funds	N/A	N/A
Westcore Blue Chip Fund	★★★ out of 1,190 Large Blend Funds	★★★ out of 1,190 Large Blend Funds	★★★★ out of 884 Large Blend Funds	★★★ out of 299 Large Blend Funds
Westcore Mid-Cap Value Fund [1]	★★★★ out of 278 Mid-Cap Blend Funds	★★★ out of 278 Mid-Cap Blend Funds	★★★★ out of 166 Mid-Cap Blend Funds	N/A
Westcore Small-Cap Opportunity Fund	★★★ out of 348 Small Blend Funds	★★★ out of 348 Small Blend Funds	★★★ out of 251 Small Blend Funds	★★★ out of 74 Small Blend Funds
Westcore Flexible Income Fund	★★★★★ out of 351 High Yield Bond Funds	★★★★ out of 351 High Yield Bond Funds	★★★★★ out of 277 High Yield Bond Funds	★★★★★ out of 89 High Yield Bond Funds
Westcore Plus Bond Fund	★★★★★ out of 728 Intermediate-Term Bond Funds	★★★★★ out of 728 Intermediate-Term Bond Funds	★★★★★ out of 552 Intermediate-Term Bond Funds	★★★★ out of 264 Intermediate-Term Bond Funds
Westcore Colorado Tax-Exempt Fund	★★★ out of 227 Muni Single State Interm Funds	★★★ out of 227 Muni Single State Interm Funds	★★★ out of 201 Muni Single State Interm Funds	★★ out of 122 Muni Single State Interm Funds

Morningstar proprietary ratings reflect historical risk-adjusted performance as of 11/30/04. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three-, five- and ten-year (if applicable) Morningstar Rating metrics.

[1] Formerly Westcore Mid-Cap Opportunity Fund.

See complete disclaimers beginning on page 14.



Lipper Leaders for Consistent Return for the Three-Years Ended 11/30/04:



Westcore Flexible Income Fund
Lipper Leader for Consistent Return out of 345 High Current Yield Fixed Income Funds for the three-year period

Westcore Plus Bond Fund
Lipper Leader for Consistent Return out of 350 Intermediate Investment Grade Fixed Income Funds for the three-year period

Lipper ratings for Consistent Return reflect funds' historical risk-adjusted returns, adjusted for volatility, relative to peers as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Consistent Return metric over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Consistent Return, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. A Lipper Leader for Consistent Return is a fund that has provided superior consistency and risk-adjusted returns when compared to a group of similar funds. Lipper Leaders for Consistent Return may be the best fit for investors who value a fund's year-to-year consistency relative to other funds in a particular peer group. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

Lipper Leaders for Total Return for the Three-Years Ended 11/30/04:



Westcore MIDCO Growth Fund
Lipper Leader for Total Return out of 425 Mid-Cap Growth Equity Funds for the three-year period

Westcore Plus Bond Fund
Lipper Leader for Total Return out of 361 Intermediate Investment Grade Fixed Income Funds for the three-year period

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Total Return metrics over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Total Return, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. Lipper Leaders for Total Return may be the best fit for investors who want the best historical return, without looking at risk. This measure alone may not be suitable for investors who want to avoid downside risk. For more risk-averse investors, the Total Return scores can be used with Preservation and/or Consistent Return scores to make an appropriate selection that balances the risk and return. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

Lipper Leaders for Expense for the Three-Years Ended 11/30/04:



Westcore MIDCO Growth Fund
Lipper Leader for Expense out of 161 Mid-Cap Growth Equity Funds for the three-year period

Westcore Select Fund **Lipper Leader for Expense** out of 161 Mid-Cap Growth Equity Funds for the three-year period

Westcore Flexible Income Fund
Lipper Leader for Expense out of 117 High Current Yield Fixed Income Funds for the three-year period

Westcore Plus Bond Fund
Lipper Leader for Expense out of 144 Intermediate Investment Grade Fixed Income Funds for the three-year period

Westcore Colorado Tax-Exempt Fund
Lipper Leader for Expense out of 383 Single State Intermediate Municipal Fixed Income Funds for the three-year period

Lipper ratings for Expense reflect funds' expense minimization relative to peers with similar load structures as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Expense metric over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Expense, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. Lipper Leaders for Expense may be the best fit for investors who want to minimize their total cost. It can be used in conjunction with Total Return or Consistent Return to identify funds with above-average performance and lower-than-average cost. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

Lipper Leaders for Preservation for the Three-Years Ended 11/30/04:



Westcore Plus Bond Fund
Lipper Leader for Preservation out of 3,935 Fixed Income Funds for the three-year period

Lipper ratings for Preservation reflect funds' historical loss avoidance relative to other funds within the same asset class, as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Preservation metric over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Preservation, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. Preservation ratings are relative, rather than absolute, measures, and funds named Lipper Leaders for Preservation may still experience losses periodically; those losses may be larger for equity and mixed equity funds than for fixed income funds. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.



Lipper Leaders for Tax Efficiency for the Three-Years Ended 11/30/04:



Westcore MIDCO Growth Fund **Lipper Leader for Tax Efficiency** out of 425 Mid-Cap Growth Equity Funds for the three-year period

Westcore Select Fund **Lipper Leader for Tax Efficiency** out of 425 Mid-Cap Growth Equity Funds for the three-year period

Westcore International Frontier Fund **Lipper Leader for Tax Efficiency** out of 7 International Small/Mid-Cap Value Equity Funds for the three-year period

Westcore Small-Cap Opportunity Fund **Lipper Leader for Tax Efficiency** out of 444 Small-Cap Core Equity Funds for the three-year period

Westcore Colorado Tax-Exempt Fund **Lipper Leader for Tax Efficiency** out of 101 Other State Intermediate Municipal Fixed Income Funds for the three-year period

Lipper ratings for Tax Efficiency reflect funds' historical success in postponing taxable distributions relative to peers as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Tax Efficiency metric over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Tax Efficiency, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. Tax Efficiency offers no benefit to investors in tax-sheltered accounts such as 401(k) plans. Tax Efficiency on its own does not take relative or absolute performance into account. Investors can pair Tax Efficiency with Consistent Return and/or Total Return to find funds that have delivered solid relative performance and have postponed taxable distributions better than their peers. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

Important Disclaimers

Please see the Average Annual Total Returns chart beginning on page 6 for complete performance.

Morningstar Ratings

Morningstar proprietary ratings reflect historical risk-adjusted performance as of 11/30/04 and are subject to change every month. For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating' based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars and the bottom 10% receive 1 star. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance figures associated with its three-, five- and ten-year (if applicable) Morningstar Rating metrics. During periods on which ratings are based, service providers of the Fund waived fees. This waiver had a material impact on the funds' average annual returns. In the absence of fee waivers, performance would have been reduced.

Westcore MIDCO Growth Fund was rated against the following numbers of U.S.-domiciled Mid-Cap Growth funds over the following time periods: 637 funds in the last three years, 424 funds in the last five years, and 159 funds in the last ten years. With respect to these Mid-Cap Growth funds, Westcore MIDCO Growth Fund received a Morningstar Rating of 4 stars, 3 stars and 3 stars for the three-, five- and ten-year periods, respectively. Past performance is no guarantee of future results.

Westcore Growth Fund was rated against the following numbers of U.S.-domiciled Large Growth funds over the following time periods: 1,019 funds in the last three years, 708 funds in the last five years, and 253 funds in the last ten years. With respect to these Large Growth funds, Westcore Growth Fund received a Morningstar Rating of 4 stars, 5 stars and 4 stars for the three-, five- and ten-year periods, respectively. Past performance is no guarantee of future results.

Westcore Select Fund was rated against the following numbers of U.S.-domiciled Mid-Cap Growth funds over the following time periods: 637 funds in the last three years, and 424 funds in the last five years. With respect to these Mid-Cap Growth funds, Westcore Select Fund received a Morningstar Rating of 3 stars and 4 stars for the three- and five-year periods, respectively. Past performance is no guarantee of future results.

Westcore International Frontier Fund was rated against the following numbers of U.S.-domiciled Foreign Small/Mid Growth funds over the following time periods: 72 funds in the last three years. With respect to these Foreign Small/Mid Growth funds, Westcore International Frontier Fund received a Morningstar Rating of 1 stars for the three-year period. Past performance is no guarantee of future results.

Westcore Blue Chip Fund was rated against the following numbers of U.S.-domiciled Large Blend funds over the following time periods: 1,190 funds in the last three years, 884 funds in the last five years, and 299 funds in the last ten years. With respect to these Large Blend funds, Westcore Blue Chip Fund received a Morningstar Rating of 3 stars, 4 stars and 3 stars for the three-, five- and ten-year periods, respectively. Past performance is no guarantee of future results.

Westcore Mid-Cap Value Fund was rated against the following numbers of U.S.-domiciled Mid-Cap Blend funds over the following time periods: 278 funds in the last three years, and 166 funds in the last five years. With respect to these Mid-Cap Blend funds, Westcore Mid-Cap Value Fund received a Morningstar Rating of 3 stars and 4 stars for the three- and five-year periods, respectively. Past performance is no guarantee of future results.

Westcore Small-Cap Opportunity Fund was rated against the following numbers of U.S.-domiciled Small Blend funds over the following time periods: 348 funds in the last three years, 251 funds in the last five years, and 74 funds in the last ten years. With respect to these Small Blend funds, Westcore Small-Cap Opportunity Fund received a Morningstar Rating of 3 stars, 3 stars and 3 stars for the three-, five- and ten-year periods, respectively. Past performance is no guarantee of future results.

Westcore Flexible Income Fund was rated against the following numbers of U.S.-domiciled High Yield Bond funds over the following time periods: 351 funds in the last three years, 277 funds in the last five years, and 89 funds in the last ten years. With respect to these High Yield Bond funds, Westcore Flexible Income Fund received a Morningstar Rating of 4 stars, 5 stars and 5 stars for the three-, five- and ten-year periods, respectively. Past performance is no guarantee of future results.

Westcore Plus Bond Fund was rated against the following numbers of U.S.-domiciled Intermediate-Term Bond funds over the following time periods: 728 funds in the last three years, 552 funds in the last five years, and 264 funds in the last ten years. With respect to these Intermediate-Term Bond funds, Westcore Plus Bond

 

Important Disclaimers

Fund received a Morningstar Rating of 5 stars, 5 stars and 4 stars for the three-, five- and ten-year periods, respectively. Past performance is no guarantee of future results.

Westcore Colorado Tax-Exempt Fund was rated against the following numbers of U.S.-domiciled Municipal Single State Intermediate funds over the following time periods: 227 funds in the last three years, 201 funds in the last five years, and 122 funds in the last ten years. With respect to these Municipal Single State Intermediate funds, Westcore Colorado Tax-Exempt Fund received a Morningstar Rating of 3 stars, 3 stars and 2 stars for the three-, five- and ten-year periods, respectively. Past performance is no guarantee of future results.

Lipper Leaders for Consistent Return

Lipper ratings for Consistent Return reflect funds' historical risk-adjusted returns, adjusted for volatility, relative to peers as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Consistent Return metric over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Consistent Return, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. A Lipper Leader for Consistent Return is a fund that has provided superior consistency and risk-adjusted returns when compared to a group of similar funds. Lipper Leaders for Consistent Return may be the best fit for investors who value a fund's year-to-year consistency relative to other funds in a particular peer group. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

Westcore Flexible Income Fund was rated among the following number of High Current Yield Fixed Income Funds for the following time periods: 345 funds in the last three years, 270 funds in the last five years, 69 funds in the last ten years and 345 funds in the overall period. With respect to these High Current Yield Fixed Income Funds, Westcore Flexible Income Fund received a Consistent Return rating of Lipper Leader, Lipper Leader, 4 and 2 for the three-year, five-year, ten-year and overall periods, respectively.

Westcore Plus Bond Fund was rated among the following number of Intermediate Investment Grade Fixed Income Funds for the following time periods: 350 funds in the last three years, 252 funds in the last five years, 85 funds in the last ten years and 352 funds in the overall period. With respect to these Intermediate Investment Grade Fixed Income Funds, Westcore Plus Bond Fund received a Consistent Return rating of Lipper Leader for the three-year, five-year, ten-year and overall periods.

Lipper Leaders for Total Return

Lipper ratings for Total Return reflect funds' historical total return performance relative to peers as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Total Return metrics over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Total Return, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. Lipper Leaders for Total Return may be the best fit for investors who want the best historical return, without looking at risk. This measure alone may not be suitable for investors who want to avoid downside risk. For more risk-averse investors, the Total Return scores can be used with Preservation and/or Consistent Return scores to make an appropriate selection that balances the risk and return. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

Westcore MIDCO Growth Fund was rated among the following number of Mid-Cap Growth Equity Funds for the following time periods: 425 funds in the last three years, 274 funds in the last five years, 108 funds in the last ten years and 425 funds in the overall period. With respect to these Mid-Cap Growth Equity Funds, Westcore MIDCO Growth Fund received a Total Return rating of Lipper Leader, 2, 2 and 2 for the three-year, five-year, ten-year and overall periods, respectively.

Westcore Plus Bond Fund was rated among the following number of Intermediate Investment Grade Fixed Income Funds for the following time periods: 361 funds in the last three years, 259 funds in the last five years, 122 funds in the last ten years and 361 funds in the overall period. With respect to these Intermediate Investment Grade Fixed Income Funds, Westcore Plus Bond Fund received a Total Return rating of Lipper Leader, Lipper Leader, 2 and Lipper Leader for the three-year, five-year, ten-year and overall periods, respectively.



Lipper Leaders for Expense

Lipper ratings for Expense reflect funds' expense minimization relative to peers with similar load structures as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Expense metric over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Expense, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. Lipper Leaders for Expense may be the best fit for investors who want to minimize their total cost. It can be used in conjunction with Total Return or Consistent Return to identify funds with above-average performance and lower-than-average cost. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

Westcore MIDCO Growth Fund was rated among the following number of Mid-Cap Growth Equity Funds for the following time periods: 161 funds in the last three years, 112 funds in the last five years, 59 funds in the last ten years and 161 funds in the overall period. With respect to these Mid-Cap Growth Equity Funds, Westcore MIDCO Growth Fund received a Expense rating of Lipper Leader, Lipper Leader, 2 and Lipper Leader for the three-year, five-year, ten-year and overall periods, respectively.

Westcore Select Fund was rated among the following number of Mid-Cap Growth Equity Funds for the following time periods: 161 funds in the last three years, 112 funds in the last five years and 161 funds in the overall period. With respect to these Mid-Cap Growth Equity Funds, Westcore Select Fund received a Expense rating of Lipper Leader for the three-year, five-year and overall periods.

Westcore Flexible Income Fund was rated among the following number of High Current Yield Fixed Income Funds for the following time periods: 117 funds in the last three years, 98 funds in the last five years, 43 funds in the last ten years and 117 funds in the overall period. With respect to these High Current Yield Fixed Income Funds, Westcore Flexible Income Fund received an Expense rating of Lipper Leader, Lipper Leader, 2 and Lipper Leader for the three-year, five-year, ten-year and overall periods, respectively.

Westcore Plus Bond Fund was rated among the following number of Intermediate Investment Grade Fixed Income Funds for the following time periods: 144 funds in the last three years, 109 funds in the last five years, 67 funds in the last ten years and 144 funds in the overall period. With respect to these Intermediate Investment Grade Fixed Income Funds, Westcore Plus Bond Fund received an Expense rating of Lipper Leader for the three-year, five-year, ten-year and overall periods.

Westcore Colorado Tax-Exempt Fund was rated among the following number of Single State Municipal Fixed Income Funds for the following time periods: 383 funds in the last three years, 361 funds in the last five years, 314 funds in the last ten years and 383 funds in the overall period. With respect to these Single State Municipal Fixed Income Funds, Westcore Colorado Tax-Exempt Fund received an Expense rating of Lipper Leader for the three-year, five-year, ten-year and overall periods. The Single State Category is a culmination of multiple single state categories.

Lipper Leaders for Preservation

Lipper ratings for Preservation reflect funds' historical loss avoidance relative to other funds within the same asset class, as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Preservation metric over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Preservation, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. Preservation ratings are relative, rather than absolute, measures, and funds named Lipper Leaders for Preservation may still experience losses periodically; those losses may be larger for equity and mixed equity funds than for fixed income funds. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

 

Important Disclaimers

Westcore Plus Bond Fund was rated among the following number of Fixed Income Funds for the following time periods: 3,935 funds in the last three years, 3,331 funds in the last five years, 1,900 funds in the last ten years and 3,935 funds in the overall period. With respect to these Fixed Income Funds, Westcore Plus Bond Fund received a Preservation rating of Lipper Leader for the three-year, five-year, ten-year and overall periods.

Lipper Leaders for Tax Efficiency

Lipper ratings for Tax Efficiency reflect funds' historical success in postponing taxable distributions relative to peers as of 11/30/04. The ratings are subject to change every month and are based on an equal-weighted average of percentile ranks for the Tax Efficiency metric over three-, five-, and ten-year periods (if applicable). The highest 20% of funds in each peer group are named Lipper Leaders for Tax Efficiency, the next 20% receive a score of 2, the middle 20% are scored 3, the next 20% are scored 4, and the lowest 20% are scored 5. Tax Efficiency offers no benefit to investors in tax-sheltered accounts such as 401(k) plans. Tax Efficiency on its own does not take relative or absolute performance into account. Investors can pair Tax Efficiency with Consistent Return and/or Total Return to find funds that have delivered solid relative performance and have postponed taxable distributions better than their peers. Lipper ratings are not intended to predict future results, and Lipper does not guarantee the accuracy of this information. More information is available at www.lipperleaders.com. Lipper Leader Copyright 2004, Reuters, All Rights Reserved.

Westcore MIDCO Growth Fund was rated among the following number of Mid-Cap Growth Equity Funds for the following time periods: 425 funds in the last three years, 274 funds in the last five years, 108 funds in the last ten years and 425 funds in the overall period. With respect to these Mid-Cap Growth Equity Funds, Westcore MIDCO Growth Fund received a Tax Efficiency rating of Lipper Leader, 5, 5 and 5 for the three-year, five-year, ten-year and overall periods, respectively.

Westcore Select Fund was rated among the following number of Mid-Cap Growth Equity Funds for the following time periods: 425 funds in the last three years, 274 funds in the last five years and 425 funds in the overall period. With respect to these Mid-Cap Growth Equity Funds, Westcore Select Fund received a Tax Efficiency rating of Lipper Leader, 5 and 4 for the three-year, five-year and overall periods, respectively.

Westcore International Frontier Fund was rated among the following number of International Small/Mid-Cap Value Equity Funds for the following time periods: 7 funds in the last three years and 7 funds in the overall period. With respect to these International Small/Mid-Cap Value Equity Funds, Westcore International Frontier Fund received a Tax Efficiency rating of Lipper Leader for the three-year and overall periods.

Westcore Small-Cap Opportunity Fund was rated among the following number of Small-Cap Core Equity Funds for the following time periods: 444 funds in the last three years, 314 funds in the last five years, 90 funds in the last ten years and 444 funds in the overall period. With respect to these Small-Cap Core Equity Funds, Westcore Small-Cap Opportunity Fund received a Tax Efficiency rating of Lipper Leader for the three-year, five-year, ten-year and overall periods.

Westcore Colorado Tax-Exempt Fund was rated among the following number of Other States Intermediate Municipal Fixed Income Funds for the following time periods: 101 funds in the last three years, 87 funds in the last five years, 60 funds in the last ten years and 101 funds in the overall period. With respect to these Other States Intermediate Municipal Fixed Income Funds, Westcore Colorado Tax-Exempt Fund received a Tax Efficiency rating of Lipper Leader for the three-year, five-year, ten-year and overall periods.



Westcore MIDCO Growth Fund

*FUND STRATEGY: Investing in a diversified portfolio of medium-
sized companies with growth potential.*



Todger Anderson, CFA
Lead Portfolio Manager



William S. Chester, CFA
Co-Portfolio Manager

For the six-month period ended November 30, 2004, the Westcore MIDCO Growth Fund generated a 4.71% return. This return lagged the 5.67% advance of our benchmark, the Russell Midcap Growth Index, as well as the 5.94% return of our peer group, the Lipper Mid-Cap Growth Index.

During the period, energy stocks provided the best absolute return in the portfolio—up 31.6%. However, at the other end of the spectrum, our healthcare stocks were down 3.1%. While stocks within the energy sector performed well, it's important to note that, in line with our benchmark, healthcare stocks made up more than 20% of our portfolio compared to a less than 6% weighting in the energy sector during the period.

Three of the top stocks contributing to our relative performance for the period included Apache Corp., Harris Corp. and PacifiCare Health Systems Inc. Apache, a name we have owned for an extended period, is a leader in independent oil and gas exploration and development. The company is benefiting from higher energy prices. Harris Corp. sells communications equipment and systems to commercial and government customers. Its business has been very strong this past year in part because of upgrades to U.S. Government communication systems. PacifiCare Health Systems is one of the country's largest consumer health organizations serving individuals, employers and Medicare

 

beneficiaries. Continued moderation of medical costs is providing the ability to expand membership growth.

> "We expect the stock market will continue to move up modestly in the first half of 2005."

Three of the most disappointing stocks within the portfolio during the period were UTStarcom Inc., Intersil Corp. and OSI Pharmaceuticals Inc. UTStarcom is a provider of communications equipment to wireless and wireline network service operators. As sales slowed and profitability deteriorated, we sold the stock from our portfolio. Intersil makes analog semiconductors for three fast-growing markets—flat panel displays, optical storage and power management. While the company proved to be a detractor to the portfolio during the first half of our fiscal year, we expect it to do better in the months ahead. We bought OSI Pharmaceuticals just before the end of the period on news that the company received FDA approval for its new drug, Tarceva. Our research led us to believe that Tarceva was the best treatment for lung cancer on the market. Unfortunately, the stock price of OSI Pharmaceuticals fell due to concerns regarding the potential outcome of a study involving a competing product. Subsequent to period-end the results of the trial were released and the competing product failed to meet its specified trial objectives. OSI Pharmaceuticals' stock price has rebounded, opening up strongly the day on which the trial results were released.

We expect the stock market will continue to move up modestly in the first half of 2005. This view is based on our belief that corporate profits will continue to grow, progress will be made in reducing the U.S. budget deficit and energy prices will decline to more moderate levels. As always, stock selection will be important, and our analytic team will be hard at work finding good businesses whose stocks we believe have the potential to give us good returns.

Westcore MIDCO Growth Fund *(continued)*

Comparison of Change in Value of $10,000 Investment in Westcore MIDCO Growth Fund, Russell Midcap Growth Index and Lipper Mid-Cap Growth Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 8/1/86. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Lipper Index data provided by Lipper Inc.

Russell Midcap Growth Index is the Fund's benchmark index. It is an unmanaged index and measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values in the Russell 1000 index.

Lipper Mid-Cap Growth Index is an unmanaged index comprised of the 30 largest mutual funds in the Lipper Mid-Cap Growth Funds classification. This classification consists of funds that invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Mid-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P MidCap 400 Index.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.



Top 10 Holdings as of November 30, 2004

2.50%	**Constellation Brands Inc.** (STZ) - Produces and markets beverage alcohol in North America, Europe and Australia including such brands as Corona and Inglenook
2.25%	**Mohawk Industries Inc.** (MHK) - Designs, manufactures and markets woven and tufted broadloom carpets and rugs for residential and commercial uses
2.23%	**Royal Caribbean Cruises Ltd.** (RCL) - A global cruise company operating a fleet of vessels under the Royal Caribbean International and Celebrity Cruises brand names
2.02%	**Jacobs Engineering Group Inc.** (JEC) - Provides engineering, design and consulting services as well as construction and construction management services to industrial, commercial and governmental clients
2.00%	**Bed Bath & Beyond Inc.** (BBBY) - Operates a chain of superstores that sell a variety of domestic merchandise and home furnishings
1.94%	**T. Rowe Price Group Inc.** (TROW) - An asset management firm that provides investment, record keeping and communications services to corporate and public retirement plans
1.89%	**PacifiCare Health Systems Inc.** (PHS) - A managed health care services company that provides managed care products for employer groups and Medicare beneficiaries
1.88%	**Endo Pharmaceutical Holdings Inc.** (ENDP) - Researches, develops and markets both branded and generic pain pharmaceuticals
1.86%	**XM Satellite Radio Holdings Inc.** (XMSR) - Provides audio entertainment and information programming to vehicle, home and portable radios
1.86%	**Starwood Hotels & Resorts Worldwide Inc.** (HOT) - Owns, manages and franchises hotels throughout the world

Percent of Net Assets in Top Ten Holdings: 20.43%

Top ten holdings do not include any cash or cash equivalent investments and are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular holding.

Sector Profile as a Percent of Net Assets for November 30, 2004



Basic Materials - 1.86%
Energy - 4.04%
Consumer Staples - 4.83%
Short-Term Investments and Net Other Assets - 4.99%
Credit Sensitive - 7.13%
Services - 7.06%
Healthcare - 21.27%
Capital Goods - 2.02%
Technology - 25.79%
Consumer Cyclical - 21.01%

Westcore Growth Fund

FUND STRATEGY: Investing in large and mid-cap businesses with superior revenue and earnings growth prospects.



Ross G. Moscatelli, CFA
Lead Portfolio Manager



Derek J. Scarth
Co-Portfolio Manager



Craig W. Juran, CFA
Co-Portfolio Manager

Back in June, all indications pointed to a continued recovery in the U.S. economy, however the equity markets were suppressed by high oil prices and fears of terrorism surrounding the Athens Olympics, the Democratic and Republican national conventions and the presidential election. Fortunately, each one of these potential terror risks concluded without incident, and as oil prices began to decline, investor confidence and the market began to rise. The Westcore Growth Fund was not left behind, for the six months ended November 30, 2004, the Fund advanced 7.81% comparing favorably to the 5.68% and 6.65% returns of its benchmark, the S&P 500 Index and its peer group, the Lipper Multi-Cap Core Index. The Fund also fared well against the 0.81% and 2.53% returns of the Russell 1000 Growth and Lipper Large-Cap Growth indices, respectively.

The Fund's outperformance was driven by strong contributions from investments in a number of sectors, including top contributors technology, energy and consumer cyclicals. During an extremely volatile period, the Fund excelled more due to individual stock selection than sector allocation decisions, strengthening our conviction in intensive fundamental research. In technology, Research In Motion Ltd. and Nokia Corp. led the way, as broader technology rebounded off the summer lows beginning in late August. Equally valuable to performance were consumer focused



companies XM Satellite Radio Holdings Inc. and eBay Inc. XM Satellite provided the Fund's largest positive return as the company's value climbed 46.2% over the six-month period thanks to strong subscription sales and improved content. Additionally, the rise in crude oil prices created a significant amount of earnings leverage for drillers and oil service companies such as Transocean Inc. and Baker Hughes Inc.

> "…outperformance was driven by strong contributions from investments in a number of sectors…"

Healthcare provided the biggest challenge to Fund performance. In addition to Merck's recall of the widely prescribed drug Vioxx, election-year rhetoric pressured the sector, as the market weighed the effects that a change in presidential leadership would have on growth rates and valuations. Positive returns in the sector were hard to come by, with the Fund's healthcare holdings being down an average of 4.62% and the S&P's down over 6.73%. While the Fund did not own Merck, which declined 41.1% over the six-month period, we were unable to avoid the shadow it would cast over healthcare in general. Consequently, five of the Fund's ten worst contributors to performance came from healthcare, including Biogen Idec Inc., Genentech Inc., Eli Lilly & Co., Cardinal Health Inc. and Teva Pharmaceutical Industries Ltd. The uncertainty surrounding drug reform has not subsided and therefore the Fund remains underweighted in the sector with little exposure to pharmaceuticals.

Looking ahead, we believe the equity markets will continue to gain strength as corporate spending on growth initiatives should add fuel to the economy. Moreover, we look for declines in commodity prices to lift a tired consumer following several years of shouldering the economy. From the Fund's management perspective, we remain committed to our discipline of balancing companies with longer term "core" growth catalysts with those with more near term and potentially higher "tactical" growth catalysts. Having overweighted the cyclically sensitive areas of media, industrials and technology while underweighting more defensive areas such as consumer staples, we believe the Fund is well positioned to benefit as the economy continues to recover.

Westcore Growth Fund *(continued)*

Comparison of Change in Value of $10,000 Investment in Westcore Growth Fund, S&P 500 Index, Russell 1000 Growth Index and Lipper Multi-Cap Core Index



> Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 6/1/88. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
>
> Lipper Index data provided by Lipper Inc.

S&P 500 Index is the Fund's benchmark index. It is a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. It is an unmanaged index.

Russell 1000 Growth Index is the Fund's secondary index. It is an unmanaged index that measures the performance of the largest 1,000 firms in the Russell 3000 Index, which represents approximately 98% of the investable US equity market.

Lipper Multi-Cap Core Index is an unmanaged index comprised of the 30 largest mutual funds in the Lipper Multi-Cap Core Funds classification. This classification consists of funds that concentrate no more than 25% of their equity assets in any one market capitalization range over an extended period of time. Multi-Cap Core funds will generally have between 25% to 75% of their assets invested in a wide variety of companies with market capitalizations (on a three-year weighted basis) above 300% of the dollar-weighted median market capitalization of the S&P Mid-Cap 400 Index.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.



Top 10 Holdings as of November 30, 2004

3.18%	**XM Satellite Radio Holdings Inc.** (XMSR) - Provides audio entertainment and information programming to vehicle, home and portable radios
3.04%	**General Electric Co.** (GE) - Manufactures products for the generation, distribution and utilization of electricity
2.79%	**QUALCOMM Inc.** (QCOM) - Develops and delivers digital wireless communications products and services based on the company's CDMA digital technology
2.66%	**eBay Inc.** (EBAY) - Provides service used by buyers and sellers for the exchange of personal items via the internet
2.60%	**Research In Motion Ltd.** (RIMM)- Designs, manufactures and markets wireless consumer and business-to-business electronic technology for the mobile personal communications market
2.60%	**Microsoft Corp.** (MSFT) - Develops, manufactures, licenses, sells and supports software products
2.52%	**SAP AG** (Germany) - A multi-national software company that develops business software, consults on usage of its applications software and provides training services
2.36%	**T. Rowe Price Group Inc.** (TROW) - An asset management firm that provides investment, record keeping and communications services to corporate and public retirement plans
2.11%	**Nokia Corp.** (Finland) - An international telecommunications company which develops and manufactures mobile phones and networks and systems for cellular and fixed networks
2.10%	**Viacom Inc.** (VIA) - A worldwide entertainment and publishing company whose operations include Blockbuster, MTV Networks, Showtime Networks, Paramount Pictures, Paramount Television, Simon & Schuster, television stations and movie screens in various countries

Percent of Net Assets in Top Ten Holdings: 25.96%

Top ten holdings do not include any cash or cash equivalent investments and are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular holding.

Sector Profile as a Percent of Net Assets for November 30, 2004



- Energy - 6.34%
- Consumer Staples - 1.41%
- Short-Term Investments and Net Other Assets - 3.04%
- Capital Goods - 5.44%
- Basic Materials - 6.19%
- Credit Sensitive - 14.04%
- Consumer Cyclical - 17.84%
- Technology - 28.81%
- Healthcare - 16.89%

Westcore Select Fund

FUND STRATEGY: Investing in a limited number of primarily medium-sized companies selected for their growth potential.



Todger Anderson, CFA
Co-Portfolio Manager



William S. Chester, CFA
Co-Portfolio Manager

The Westcore Select Fund returned 8.46% for the six-months ended November 30, 2004. This was meaningfully ahead of our benchmark, the Russell Midcap Growth Index, which was up 5.67% and our peer group, the Lipper Mid-Cap Growth Index which increased 5.94% during the same period. It's important to remember this portfolio is normally concentrated in just twenty of our midcap stock ideas. We do pay attention to sector diversification, and consumer cyclical, healthcare and technology were the heaviest exposures.

Among the top performers during the period were Aetna Inc., Apache Corp. and Symantec Corp. Aetna is a story of a health insurance company struggling with acquisitions and divestiture to remake itself into a profitable provider of health insurance programs to corporate America. This struggle took years and was very ugly from 1999 to 2002. We sensed years of hard work were beginning to bear fruit early in 2003 and added the stock to our portfolio in May of that year. Since that time, sales and earnings have been growing nicely, allowing us to more than double our money in less than two years.

In energy, Apache Corp., a leading independent oil and gas exploration and development company, has benefited from increasing energy prices. Symantec Corp., in the technology sector, is the global leader in security and anti-virus software. In December the

 

company announced the acquisition of Veritas Software Corp., and we sold our position because the combined companies will be out of the midcap space.

As is typically the case, a few of our investments did not work out so well during the period. The portfolio was hurt by our investment in UTStarcom Inc., a provider of communications equipment to wireless and wireline network operators. As the company's sales slowed and profitability deteriorated, we concluded that it lacked compelling fundamentals and sold the position from our portfolio.

> "We predict the easing of oil prices and therefore believe the strong performance of energy stocks will not be repeated."

Another investment that proved disappointing during the period was OSI Pharmaceuticals Inc. Just before the end of the period, the company received FDA approval for Tarceva, its new drug for treating lung cancer. Our research led us to believe this drug was the best lung cancer treatment on the market. Unfortunately, the stock price of OSI Pharmaceuticals fell due to concerns regarding the potential outcome of a study involving a competing product. Subsequent to period-end, the results of the trial were released and the competing product failed to meet its specified trial objectives. OSI Pharmaceuticals' stock price has rebounded, opening up strongly the day on which the trial results were released.

As we look to the second half of our fiscal year, we expect a market environment much like that of the past six months, with one exception. We predict the easing of oil prices and therefore believe the strong performance of energy stocks will not be repeated. We believe it will simply be a stock pickers' market and as always, our team will be working hard to get good ideas into the portfolio.

Westcore Select Fund *(continued)*

Comparison of Change in Value of $10,000 Investment in Westcore Select Fund, Russell Midcap Growth Index, S&P 500 Index and Lipper Multi-Cap Growth Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 10/1/99. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Lipper Index data provided by Lipper Inc.

Westcore Select Fund's benchmark index was changed from the S&P 500 Index to the Russell Midcap Growth Index for performance comparison purposes because the Adviser believes that the Russell Midcap Growth Index more appropriately matches the investment style of the Fund.

Russell Midcap Growth Index is an unmanaged index and measures the performance of those Russell Midcap companies with higher price-to-book ratios and higher forecasted growth values in the Russell 1000 index.

S&P 500 Index is a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. It is an unmanaged index.

Lipper Mid-Cap Growth Index is an unmanaged index comprised of the 30 largest mutual funds in the Lipper Mid-Cap Growth Funds classification. This classification consists of funds that invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 300% of the dollar-weighted median market capitalization of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Mid-cap growth funds typically have an above-average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P MidCap 400 Index.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.

 

Top 10 Holdings as of November 30, 2004

5.79%	**XM Satellite Radio Holdings Inc.** (XMSR) - Provides audio entertainment and information programming to vehicle, home and portable radios
5.60%	**Pacificare Health Systems Inc.** (PHS) - A managed health care services company that provides managed care products for employer groups and Medicare beneficiaries
5.31%	**Aetna Inc.** (AET) - Provides healthcare and related benefits serving group insurance customers
5.21%	**Jacobs Engineering Group Inc.** (JEC) - Provides engineering, design and consulting services as well as construction and construction management services to industrial, commercial and governmental clients
5.10%	**Endo Pharmaceutical Holdings Inc.** (ENDP) - Researches, develops and markets both branded and generic pain pharmaceuticals
5.08%	**T. Rowe Price Group Inc.** (TROW) - An asset management firm that provides investment, record keeping and communications services to corporate and public retirement plans
5.06%	**Constellation Brands Inc.** (STZ) - Produces and markets beverage alcohol in North America, Europe and Australia including such brands as Corona and Inglenook
5.02%	**Mohawk Industries Inc.** (MHK) - Designs, manufactures and markets woven and tufted broadloom carpets and rugs for residential and commercial use
5.00%	**Symantec Corp.** (SYMC) - Provides Internet security technology
5.00%	**ATI Technologies Inc.** (ATYT) - Designs, manufactures and markets multimedia solutions and graphics components for personal computers

Percent of Net Assets in Top Ten Holdings: 52.17%

Top ten holdings do not include any cash or cash equivalent investments and are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular holding.

Sector Profile as a Percent of Net Assets for November 30, 2004



Short-Term Investments and Net Other Assets - 2.81%
Energy - 4.51%
Consumer Staples - 5.06%
Credit Sensitive - 5.08%
Capital Goods - 5.21%
Services - 8.60%
Technology - 19.54%
Consumer Cyclical - 25.28%
Healthcare - 23.91%

Westcore International Frontier Fund

FUND STRATEGY: Investing in small, international companies that are poised for growth.



Adam D. Schor, CFA
Lead Portfolio Manager



Kevin P. Beck, CFA
Co-Portfolio Manager



John C. Fenley, CFA
Co-Portfolio Manager

The first half of our fiscal year, with a 1.10% gain for the period, lagged our expectations and was well behind the 16.24% and 15.51% returns of our relative benchmark and peer group, the MSCI EAFE Small-Cap Index and the Lipper International Small-Cap Index. While we do not manage to these or any indices, we are clearly dissatisfied when we trail them. Nevertheless, we remain focused on the long-term opportunities within the portfolio and ask for your patience as well as your vision.

Our performance was held back by some of the same sector-related factors we have discussed in past reports, including an underweight in Japan, the sharp drop in semiconductor stocks and a lack of exposure to financial stocks. We also struggled with a handful of companies whose stock simply remain undervalued. In those cases, we continued to believe in the underlying investment value and we maintained the position or added to it. Where fundamentals deteriorated, we sold. Our winning names included several long-term holdings in which the market finally recognized the value created by the business.

One of our largest contributors to performance was New Zealand-based Fisher & Paykel Healthcare Corp. Ltd., which reached a two-year high as optimism surrounding several new-product launches lifted its shares. Fisher & Paykel is the leading manufacturer of heated humidification products and



systems for use in respiratory care, including such promising areas as sleep apnea. Fisher & Paykel recently added a line of devices to assist in some types of non-invasive abdominal surgery.

Another strong performer for the period was Techem AG, reinforcing our belief that sound, stable businesses eventually create value. Techem contributed more than 1.4% to absolute performance, on strong financial results. Based in Germany, it provides utility metering and billing services. Techem recently raised earnings guidance for the remainder of the year as its visibility improved.

Conversely, technology shares were among the Fund's principal detractors throughout the period. With our strategy of seeking niche companies, it is not surprising to find many opportunities within the technology sector. Unfortunately, the sector is sending mixed signals which are roiling markets. In fact, some of the technology names that contributed to strong near-term performance weakened considerably as industry leaders reduced visibility and lowered forecasts. Amid this uncertainty, GSI Lumonics Inc., up over 30% during the second half of the previous fiscal year, fell dramatically despite raising their forecasts after strong earnings reports.

> "…we remain focused on the long-term opportunities within the portfolio…"

While we think the fundamentals and the valuation of our names in the technology sector remain attractive, Tower Semiconductor Ltd. is an exception. Upon further evaluation of its business model, we became skeptical of management's ability to execute its expansion plan. The company will likely need to return to the market for additional capital, a move we believe would not be in the best interests of its shareholders. Therefore, despite a seemingly attractive valuation, we have trimmed the position. While we recognize that business plans do not always proceed smoothly, we have little tolerance for management missteps, especially in a concentrated stock portfolio that has little margin for error or compromise.

We believe in our portfolio. While disappointed, we are not overly concerned and in fact see an opportunity for long-term investors given the fall of many of the Fund's holdings to below the values that we believe their fundamentals would dictate.



Westcore International Frontier Fund *(continued)*

Country Breakdown as of November 30, 2004

Country	Market Value	%	Country	Market Value	%
Australia	$ 326,649	1.69%	Luxembourg	$ 787,793	4.07%
Belgium	585,820	3.03%	Netherlands	1,127,085	5.83%
Canada	982,329	5.08%	New Zealand	518,166	2.68%
France	2,083,837	10.78%	Norway	590,663	3.05%
Germany	2,873,551	14.86%	Sweden	2,115,482	10.94%
Hong Kong	895,183	4.63%	Switzerland	435,252	2.25%
Ireland	558,352	2.89%	United Kingdom	2,281,357	11.80%
Italy	760,982	3.94%	Cash Equivalents and		
Japan	1,708,031	8.83%	Net Other Assets	706,350	3.65%
				$19,336,882	100%

Comparison of Change in Value of $10,000 Investment in Westcore International Frontier Fund, MSCI EAFE Small-Cap Index and Lipper International Small-Cap Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 12/15/99. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Lipper Index data provided by Lipper Inc.

MSCI EAFE Small Cap Index is the Fund's benchmark index. It is unmanaged and is an arithmetic, market value-weighted average of the performance of securities of small cap companies listed on the stock exchanges of 21 developed markets outside of North America with a capitalization range of $200 million - $1.5 billion.

Lipper International Small-Cap Index is an unmanaged index comprised of the 30 largest mutual funds in the Lipper International Small-Cap Funds classification. This classification consists of funds that invest at least 65% of their assets in equity securities of non-United States companies with market capitalizations less than $1 billion (U.S.) at the time of purchase.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.



Top 10 Holdings as of November 30, 2004

4.07%	**SBS Broadcasting SA** (Luxembourg) - A commercial television and radio broadcasting company with station ownership in Scandinavia, the Benolux region and eastern Europe
3.94%	**Interpump Group SpA** (Italy) - Largest producer of professional high-pressure piston pumps in the world and one of the leading groups in the professional cleaning equipment market
3.65%	**Techem AG** (Germany) - Manufactures energy and water measuring and billing devices for the housing industry
3.63%	**McBride Plc** (United Kingdom) - Leading supplier of private label household and personal care products
3.54%	**T&F Informa Group PLC** (United Kingdom) - Publishes books, scientific and academic journals and provides business information through newspapers, magazines and electronic media
3.48%	**Neopost** (France) - Manufactures mailing and shipping equipment
3.32%	**Elekta AB** (Sweden) - Manufacturer of oncology and neurology products
3.26%	**Elmos Semiconductor AG** (Germany) - Designs and produces application specific integrated circuits, primarily for the automobile industry
3.18%	**Zapf Creation AG** (Germany) - Europe's leading doll manufacturer
3.07%	**Hunter Douglas NV** (Netherlands) - Dominates the world market for window coverings, with well-known brands such as Silhouette, Duette, and Vignette

Percent of Net Assets in Top Ten Holdings: 35.14%

Top ten holdings do not include any cash or cash equivalent investments and are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular holding.

Sector Profile as a Percent of Net Assets for November 30, 2004



Distribution Services - 2.78%
Industrial Services - 3.05%
Short-Term Investments and Net Other Assets - 3.65%
Consumer Non-Durables - 3.63%
Consumer Durables - 6.25%
Commercial Services - 6.39%
Health Technology - 7.88%
Process Industries - 9.35%
Technology Services - 1.82%
Communications - 1.60%
Electronic Technology - 20.29%
Producer Manufacturing - 17.69%
Consumer Services - 15.62%

Westcore Blue Chip Fund

FUND STRATEGY: Investing in large, well-established companies whose stocks appear to be undervalued.



Mark M. Adelmann,
CPA, CFA
Equity Value Research Team



Kris Herrick, CFA
Equity Value Research Team



Troy Dayton, CFA
Equity Value Research Team

We are pleased to once again report solid investment results for the Westcore Blue Chip Fund. Having gained 7.31% for the six-month period ended November 30, 2004, the Fund outpaced its benchmark and peer group, the S&P 500 Index and the Lipper Multi-Cap Core Index, which returned 5.68% and 6.65%, respectively. More important is the fact that the Fund's average annual return over the past five years, has beaten its benchmark by 3.95% per year, a clear indication of its longer-term strength.

Effective December 1, 2004, Morningstar, Inc., a leading independent mutual fund rating service, reclassified the Fund's category from Large-Cap Value to Large-Cap Blend. While we remain committed to a consistent "value" investment process based on strong free cash flow, improving returns and significant discounts to estimated intrinsic value, historically our sector weightings have more closely approximated the core S&P 500 Index. This index, in our view, offers the portfolio broader exposure to the economy and the potential for enhanced long-term returns.

Therefore, we are in agreement with Morningstar's decision as it provides a more accurate reflection of the Fund's performance against its peers. We would also like to point out that as of November 30, 2004, Morningstar has ranked the Westcore Blue Chip Fund in the 13th percentile of all funds in its category for the one-year period and in the 11th percentile for the five-year period. The Percent Rank in Category of Westcore Blue Chip Fund's annual return for the one-year period ended November 30, 2004 ranked in the 13th percentile out of 1,548 Large-Cap Blend funds by Morningstar, Inc. The Fund's three-, five-, and

 

ten-year annualized returns as of November 30, 2004 ranked in the 30th percentile of 1,387, 11th percentile of 1,157, and 30th percentile of 622 Large-Cap Blend funds, respectively, by Morningstar, Inc. The percentile rank is based on a scale of 1 to 100. The lower the percentile rank, the better the Fund performed relative to its peers in the same category. Morningstar proprietary ratings reflect historical risk and are subject to change on a monthly basis.

> "…valuation concerns convinced us to underweight technology relative to the benchmark…"

As for our fiscal half-year, relative outperformance was driven by holdings in the technology and energy sectors. Although valuation concerns convinced us to underweight technology relative to the benchmark, we were able to identify several solid performers within the group, producing, on average, a 16.6% return versus a 1.7% gain for the technology component of the index. Our strongest performer was Internet security provider VeriSign Inc., up 83% for the period. Meanwhile, higher energy prices resulted in compelling free cash flow and future value creation opportunities. Top picks in the sector included exploration and production company Occidental Petroleum Corp. and offshore driller Transocean Inc., up 35% and 51%, respectively.



Derek R. Anguilm, CFA
Equity Value Research Team



Maia Babbs
Equity Value Research Team

Conversely, the basic materials sector proved to be our biggest drag on performance. While certain areas of the sector advanced on expectations for an improving economy, pulp and newsprint supplier Bowater Inc. came under pressure when anticipated price increases did not materialize. We were also disappointed when generic drugmaker Mylan Laboratories Inc. paid a significant premium to acquire King Pharmaceuticals, Inc. Our analysis of the merger suggested several troubling fundamental issues which resulted in us selling the entire position. The subsequent merger with the Aristata Equity Fund brought in a position in Mylan Laboratories that we plan on selling before the end of December. *(Continued)*

Westcore Blue Chip Fund *(continued)*

With the recent merger of the Aristata Equity Fund into the Westcore Blue Chip Fund, we wish to welcome our new shareholders and look forward to serving your investment needs for many years to come. The merger resulted in the number of companies owned by the Fund being higher than usual. Over time, we anticipate that the Fund will revert to a more focused composition, with holdings in the range of 45 to 55 names.

As we set our sights on 2005, we project an environment that has historically favored our brand of large-cap core investing. Modest GDP growth, gradual interest rate movements and sustainable earnings growth provide a constructive backdrop for pursuing our investment objectives. We thank you for your continued support and look ahead with optimism for the coming year.

Comparison of Change in Value of $10,000 Investment in Westcore Blue Chip Fund, S&P 500 Index and Lipper Multi-Cap Core Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 6/1/88. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
Lipper Index data provided by Lipper Inc.

S&P 500 Index is the Fund's benchmark index. It is a broad-based measurement of changes in stock market conditions based on the average performance of 500 widely held common stocks. It is an unmanaged index.

Lipper Multi-Cap Core Index is an unmanaged index comprised of the 30 largest mutual funds in the Lipper Multi-Cap Core Funds classification. This classification consists of funds that concentrate no more than 25% of their equity assets in any one market capitalization range over an extended period of time. Multi-Cap Core funds will generally have between 25% to 75% of their assets invested in a wide variety of companies with market capitalizations (on a three-year weighted basis) above 300% of the dollar-weighted median market capitalization of the S&P Mid-Cap 400 Index.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.

 

Top 10 Holdings as of November 30, 2004

2.97%	**Teva Pharmaceutical Industries Ltd.** (TEVA) - Develops, manufactures and markets generic and branded pharmaceuticals for treatment of post-menopausal bone loss in women and treatment of multiple sclerosis
2.81%	**Citigroup Inc.** (C) - A diversified financial services holding company that provides a broad range of financial services
2.67%	**Microsoft Corp.** (MSFT) - Develops, manufactures, licenses, sells and supports software products
2.66%	**TJX Companies Inc.** (TJX) - A retailer of off-price apparel and home fashions
2.58%	**Abbott Laboratories** (ABT) - Discovers, develops, manufactures and sells a broad and diversified line of healthcare products and services
2.49%	**Merrill Lynch & Co.** (MER) - Through its subsidiaries and affiliates provides investment, financing, advisory, insurance, banking and related products and services on a global basis
2.39%	**Transocean Inc.** (RIG) - An offshore drilling contractor located throughout the world's major oil and gas drilling regions
2.15%	**PacifiCare Health Systems Inc.** (PHS) - A managed health care services company that provides managed care products for employer groups and Medicare beneficiaries
2.08%	**Freddie Mac.** (FRE) - System designed to create a stable mortgage credit system and reduce the rates paid by homebuyers by supplying lenders with money to make mortgages.
1.98%	**Kraft Foods Inc.** (KFT) - A food and beverage company which sells its products throughout the world

Percent of Net Assets in Top Ten Holdings: 24.78%

Top ten holdings do not include any cash or cash equivalent investments and are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular holding.

Sector Profile as a Percent of Net Assets for November 30, 2004



Short-Term Investments and Net Other Assets - 2.01%
REITs - 1.72%
Utilities - 3.33%
Communications - 3.66%
Commercial Services - 3.87%
Basic Materials - 3.96%
Consumer Staples - 5.83%
Capital Goods - 7.25%
Technology - 7.54%
Energy - 9.30%
Medical/Healthcare - 18.79%
Financials - 18.72%
Consumer Cyclical - 14.02%

Westcore Mid-Cap Value Fund *(formerly Westcore Mid-Cap Opportunity Fund)*

FUND STRATEGY: Investing primarily in medium-sized companies whose stocks appear to be undervalued.



Mark M. Adelmann,
CPA, CFA
Equity Value Research Team



Kris Herrick, CFA
Equity Value Research Team



Troy Dayton, CFA
Equity Value Research Team

Despite an uncertain market environment, which was driven by record high oil prices, rising interest rates, the war in Iraq, and election-year uncertainty, stocks ultimately produced nice returns during the first half of the fiscal year. Driven by late-period strength, mid-caps captured this upward move, bolstered by a clear election outcome, moderating oil prices and constructive company-level fundamentals.

With this as our backdrop, we are pleased to report that the Westcore Mid-Cap Value Fund, formerly the Westcore Mid-Cap Opportunity Fund, posted a gain of 11.98% for the six-month period ended November 30, 2004. This compares to a 15.09% return for the Russell Midcap Value Index, whose adoption as the Fund's benchmark coincides with its name change on September 28, 2004. Since the benchmark change, the Westcore Mid-Cap Value Fund has posted a return of 13.01% versus the Russell Midcap Value Index return of 10.06%. That being said, our previous benchmark, the Russell Midcap Index, returned 11.09% over the six-month period, while our peer group, the Lipper Mid-Cap Value Index, returned 10.92%.

Slightly detracting from performance over the six-month period were certain holdings in the communications and commercial services sectors. Within communications, United Online Inc., a value-priced Internet access provider, missed expectations for subscriber growth, fueling concerns over the sustainability of the dial-up market.

 

Nevertheless, the company continues to generate substantial free cash and appears to be providing a solution to a growing, value-based dial-up market. Meanwhile, professional staffing company CDI Corporation proved to be our most significant detractor within the commercial services sector. A temporary hiring disruption surrounding a key client project led to weak quarterly results. Despite this near-term setback, we believe the upward cycle for professional, more technical permanent staffing from which CDI will benefit, still lies in front of us.

> "…mid-caps captured this upward move, bolstered by a clear election outcome…"



Derek R. Anguilm, CFA
Equity Value Research Team



Maia Babbs
Equity Value Research Team

Conversely, solid fundamental stock selection drove relative outperformance in a number of sectors, including top contributors energy, medical/healthcare and capital goods. Within the energy sector, our holding in Denbury Resources Inc. benefited from consistently high oil prices coupled with increased drilling success. Leading the way in the medical/healthcare sector were managed care companies Aetna Inc. and PacifiCare Health Systems Inc., where continued moderation of medical costs and new membership growth resulted in robust margin expansion, attractive free cash generation and improving returns. Terex Corp., a manufacturer of construction equipment, contributed to our performance advantage in the capital goods sector, as demand for construction-related equipment powered rising sales and expanding margins. *(Continued)*

Westcore Mid-Cap Value Fund *(continued)*

We remain confident about our prospects for 2005. Modest GDP growth, gradually increasing interest rates and the market's renewed focus on underlying fundamentals provide us with this optimism. Under these conditions, we continue to believe that businesses with improving returns, which sell at a discount to the estimated value of their future free cash flow, form the basis of an appropriate and sound investment strategy. In closing, we thank you for your continued support and look forward to the second half of our fiscal year. 🏔

Comparison of Change in Value of $10,000 Investment in Westcore Mid-Cap Value Fund*, Russell Midcap Value Index, Russell Midcap Index and Lipper Mid-Cap Value Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 10/1/98. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Lipper Index data provided by Lipper Inc.

*Formerly Westcore Mid-Cap Opportunity Fund

Westcore Mid-Cap Value Fund's benchmark index was changed from the Russell Mid-Cap Index to the Russell Midcap Value Index for performance comparison purposes because the Adviser believes that the Russell Midcap Value Index more appropriately matches the investment style of the Fund.

The Russell Midcap Value Index is an unmanaged index that measures the performance of those Russell Midcap companies with lower price-to-book ratios and lower forecasted growth values.

Russell Midcap Index is an unmanaged index that measures the performance of the 800 smallest companies in the Russell 1000 Index, which represents approximately 35% of the total market capitalization of the Russell 1000 Index.

Lipper Mid-Cap Value Index is an unmanaged index comprised of the 30 largest mutual funds in the Lipper Mid-Cap Value Funds classification. This classification consists of funds that invest in companies to be undervalued relative to a major stock index.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.

 

Top 10 Holdings as of November 30, 2004

4.90%	**PacifiCare Health Systems Inc.** (PHS) - A managed health care services company that provides managed care products for employer groups and Medicare beneficiaries
3.76%	**Aetna Inc.** (AET) - Provides healthcare and related benefits serving group insurance customers
3.37%	**Affiliated Managers Group Inc.** (AMG) - An asset management holding company
3.12%	**Starwood Hotels & Resorts Worldwide Inc.** (HOT) - Owns, manages and franchises hotels throughout the world
2.79%	**Computer Sciences Corp.** (CSC) - Provides consulting and information technology services to industry and government around the world
2.66%	**Crown Holdings Inc.** (CCK) - Manufactures packaging products for household and consumer goods stores
2.61%	**Foot Locker Inc.** (FL) - Provides athletic footwear and apparel through its retail stores
2.54%	**Archer-Daniels-Midland Company** (ADM) - Procures, transports, stores, processes and merchandises agricultural commodities and products
2.27%	**Bunge Ltd.** (BG) - An integrated global agribusiness and food company spanning the farm-to-consumer food chain
2.25%	**DPL Inc.** (DPL) - A holding company whose principal subsidiary is The Dayton Power and Light Company which sells electricity in west central Ohio

Percent of Net Assets in Top Ten Holdings: 30.27%

Top ten holdings do not include any cash or cash equivalent investments and are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular holding.

Sector Profile as a Percent of Net Assets for November 30, 2004



Transportation - 3.64%
Capital Goods - 1.64%
Short-Term Investments and Net Other Assets - 4.33%
Communications - 0.63%
REITs - 4.77%
Financials - 18.23%
Consumer Staples - 4.81%
Energy - 6.30%
Consumer Cyclical - 16.10%
Basic Materials - 6.55%
Technology - 6.75%
Medical/Healthcare - 10.06%
Commercial Services - 7.87%
Utilities - 8.32%

Westcore Small-Cap Opportunity Fund

FUND STRATEGY: Investing in small-company stocks that appear to be undervalued.



Mark M. Adelmann,
CPA, CFA
Equity Value Research Team



Kris Herrick, CFA
Equity Value Research Team



Troy Dayton, CFA
Equity Value Research Team

The Westcore Small-Cap Opportunity Fund posted strong gains during the first half of the fiscal year, advancing 12.56% for the six months ended November 30, 2004, compared to a 12.18% return for its benchmark, the Russell 2000 Index, and a 12.71% return for its peer group, the Lipper Small-Cap Core Index. The Fund has outpaced its benchmark for the 1-year, 3-year, 5-year, 10-year, and since-inception periods, and its peer group for the 1-, 3- and 5-year periods.

The past six months proved especially interesting as Iraq, election-year politics, oil prices, the weakening dollar, job fears, and pullbacks in consumer spending garnered much of the attention. From one day to the next, investor sentiment would dramatically shift from concern that the economy was too strong to fear that it was deteriorating. Also looming large was the timing and scope of Federal Reserve rate hikes, as Fed Chairman Alan Greenspan sought to curb inflationary pressures without derailing the economic recovery.

A slowdown in consumer spending was to be expected given the impact of higher energy costs, hurricanes, lower mortgage refinancing activity, and the diminishing effects of last year's tax cuts. Fortunately, amid this retreat, part of the slack was picked up by strong corporate capital expenditures. From what we are seeing as we research individual companies, we believe this relationship will continue to provide a constructive backdrop for small-cap stocks.

 

Turning to the portfolio, capital goods, energy and transportation were among our top sector-level contributors to performance. Within capital goods, cable manufacturer General Cable Corp. led the way as improved demand and cost-cutting efforts began to positively impact the company's results. Meanwhile, our energy holdings generated strong returns as tight supply/demand characteristics for oil and gas continued to drive commodity prices higher. At the same time, shipping firms Tsakos Energy Navigation Ltd. and Stelmar Shipping Ltd. drove our outperformance in transportation. Both benefited from rising energy prices as well as an improved regulatory environment and increased shipping rates.

> "…market forecasts often tell you more about the people making those forecasts than they do about the market."



Derek R. Anguilm, CFA
Equity Value Research Team

In contrast, the communications, consumer staples and commercial services sectors proved to be our most significant detractors. Dial-up Internet service provider United Online Inc. reported disappointing subscriber growth, which caused the stock to underperform. In the commercial services sector, CDI Corporation, a professional staffing company, reported weaker-than-expected results due to temporary delays in a major client project.



Maia Babbs
Equity Value Research Team

As we look forward, a quote attributed to Yogi Berra comes to mind: "Predictions are always difficult, especially about the future." Watching oil prices soar brings back memories of an article published in The Economist during 1999 titled "Drowning In Oil." At the time, a number of prognosticators predicted that oil prices would remain low for an extended period because supply far exceeded demand. Today, we are reminded of the "accuracy" of that forecast every time we fill up our cars. *(Continued)*

Westcore Small-Cap Opportunity Fund *(continued)*

The fact is, market forecasts often tell you more about the people making those forecasts than they do about the market. Our approach attempts to minimize the impact of these biases and predispositions by focusing on the two things we believe matter most: the cash a company generates and how effectively management deploys that cash. We continue to find plenty of undervalued companies that meet our stringent investment requirements. Thus, we remain positive in our outlook for small-cap stocks. 🏔

Comparison of Change in Value of $10,000 Investment in Westcore Small-Cap Opportunity Fund, Russell 2000 Index and Lipper Small-Cap Core Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 12/28/93. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Lipper Index data provided by Lipper Inc.

Russell 2000 Index is the Fund's benchmark index. It is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 11% of the total market capitalization of the Russell 3000 Index.

Lipper Small-Cap Core Index is an unmanaged index comprised of the 30 largest mutual funds in the Lipper Small-Cap Core Funds classification. This classification consists of funds that invest at least 75% of their equity assets in companies with market capitalizations (on a three-year weighted basis) less than 250% of the dollar-weighted median of the smallest 500 of the middle 1,000 securities of the S&P SuperComposite 1500 Index. Small-cap core funds have more latitude in the companies in which they invest. These funds typically have an average price-to-earnings ratio, price-to-book ratio, and three-year sales-per-share growth value, compared to the S&P SmallCap 600 Index.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.

 

Top 10 Holdings as of November 30, 2004

4.90%	**General Cable Corp.** (BGC) - Designs, develops, manufactures, markets and distributes copper, aluminum and fiber optic wire and cable products for communications, electrical and energy markets around the world
4.41%	**Cell Therapeutics Inc.** (CTIC) - A biopharmaceutical company that is working to make cancer treatment more effective
3.39%	**Crown Holdings Inc.** (CCK) - Manufactures packaging products for household and consumer goods
3.15%	**WMS Industries Inc.** (WMS) - Designs, manufactures, sells and leases gaming machines and video lottery terminals throughout the U.S. and internationally
2.97%	**Ocular Sciences Inc.** (OCLR) - Manufactures and markets a broad line of soft contact lenses for annual and disposable replacement regimens
2.86%	**Clark Inc.** (CLK) - Provides expert consulting services in designing, funding and administering compensation and benefit plans throughout the U.S.
2.71%	**The Meridian Resource Corp.** (TMR) - Explores, acquires and develops oil and natural gas properties using three dimensional seismic technology with operations focused in south Louisiana, Texas Gulf Coast and offshore in the Gulf of Mexico
2.60%	**Tsakos Energy Navigation Ltd.** (TNP) - Owns and operates a fleet of tankers suitable for transporting crude oil, refined petroleum products and other liquids
2.48%	**Quicksilver Inc.** (ZQK) - Designs, produces and distributes clothing and related products and develops brands that represent a casual lifestyle
2.47%	**Redisys Corp.** (RSYS) - Designs and manufactures computer solutions used in manufacturing automation, telecommunications, medical devices, transportation and test and measurement industries

Percent of Net Assets in Top Ten Holdings: 31.94%

Top ten holdings do not include any cash or cash equivalent investments and are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular holding.

Sector Profile as a Percent of Net Assets for November 30, 2004



Short-Term Investments and Net Other Assets - 3.38%
Commercial Services - 2.77%
Communications - 3.48%
Financials - 18.95%
REITs - 5.43%
Energy - 5.51%
Medical/Healthcare - 14.64%
Transportation - 6.55%
Basic Materials - 7.10%
Technology - 13.36%
Capital Goods - 8.69%
Consumer Cyclical - 10.14%

Westcore Flexible Income Fund

FUND STRATEGY: A more aggressive fixed-income fund focusing on higher-yielding securities.



Jerome R. Powers, CFA
Co-Portfolio Manager



Alex W. Lock
Co-Portfolio Manager

We are often asked about the challenges of balancing a consistent long-term investment philosophy with the sometimes-unsettling effects of near-term market trends. For us, the most important aspect of income generation has always been to maximize yield while maintaining safety of principal, regardless of market conditions. To attempt to achieve this, we invest in a diversified portfolio of high-yield debt, investment-grade corporate bonds, preferred stock, and income-generating equities, seeking a higher long-term, risk-adjusted return than either a high-quality or pure high-yield debt fund.

During the six months that ended November 30, 2004, higher-yielding securities continued to outpace the broad fixed-income universe, much to the benefit of the Westcore Flexible Income Fund. Having appreciated 9.31% for the period, the Fund similarly outperformed its benchmark and peer group, the Lehman Brothers Corporate U.S. High Yield Ba Index and the Lipper High Current Yield Index, which returned 8.23% and 8.71%, respectively.

As a result, the Fund has continued to see strong inflows, rising from $61 million in assets at the start of the period to over $110 million at period-end. Accordingly, we wish to welcome all our new shareholders and look forward to serving you for many years to come. We also want to assure existing shareholders that this asset growth has not caused us to change our style, strategy or tactics, nor has it resulted in any type of dilution. Our management approach is designed to accommodate a considerably higher asset base.

So where is the market today? Spreads (measured in basis points of yield over Treasuries) have continued to tighten in both the investment grade and high yield bond markets – in some cases too much! A good example of this is to look at two transactions that occurred on November 17th 2004. Gaylord Entertainment owns and operates a number of resort properties including the Opryland Resort and Convention Center. The company priced a new issue on the 17th to yield 6.75%. That same day General Motors Acceptance Corporation (GMAC – GM's financial

 

arm) priced a new issue to yield 6.84%. While Gaylord is a fine company – although highly leveraged and relatively non-diversified – it intuitively doesn't make sense to us to invest in a company rated lower than General Motors Corp. and give up nine basis points in yield! Our overall exposure to General Motors Corp. is 5% of the portfolio (Ford Motor Co. is also 5% – they are our two largest credit exposures). We do not own Gaylord Entertainment.

"Spreads…have continued to tighten in both the investment grade and high yield bond markets…"

That being said, our bottom-up approach continues to lead us to asset-rich industries with stable long-term cash flows. Among our largest industry weightings are investment-grade automotive (Ford Motor Co. and General Motors Corp.), cable and media (Charter Communications Holdings, Rogers Cable Inc. and Cox Enterprises), senior aircraft-backed debt (Delta Air Lines and United Air Lines), hospitals (Tenet Healthcare Corp. and HCA Inc.), lodging and leisure (Mandalay Bay Group, Starwood Hotels & Resorts Worldwide and Wynn Resorts), and the REIT sector (Equity Office Properties Trust, iStar Financial Inc. and First Industrial Realty Trust Inc.).



William E. Stafford, Jr., CFA
Co-Portfolio Manager



Mark R. McKissick, CFA
Co-Portfolio Manager

Although we have stated in past reports that we see little value in forecasting or tracking yield curve movements, given recent news surrounding interest rates, we felt it would be remiss if we did not touch on the subject.

Having said for the past two years that we did not anticipate a rapid rise in interest rates or inflationary pressures, we are still of that mindset. The U.S. economy appears to still be suffering from the lingering effects of the dot-com bubble, September 11th and the corporate governance scandals. We presume it will take at least several more quarters (if not years) to work through these disturbances. Even then, we do not expect rapid, inflationary growth to take hold in the near future. We suspect that rates will gradually trade higher over the next few years with periods of high volatility on strong news in either direction. That said, the excesses of the recent past have prompted scores of corporations to clean up their balance sheets, leaving most well positioned to take advantage of increased growth opportunities. *(Continued)*

Westcore Flexible Income Fund *(continued)*

In closing, we want to again remind you that each of us has significant investments in the Fund alongside yours because we firmly believe in eating our own cooking.

As always, please feel free to contact us via email at flexibleincome@westcore.com.

Comparison of Change in Value of $10,000 Investment in Westcore Flexible Income Fund, Lehman Brothers U.S. Corporate High Yield Ba Index, Westcore Flexible Income Fund Custom Index and Lipper High Current Yield Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 6/1/88. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Lipper Index data provided by Lipper Inc.

Lehman Brothers U.S. Corporate High Yield Ba Index is the Fund's benchmark index. It is an unmanaged index that measures the performance of intermediate (1 to 10 year) U.S. high yield issues. It includes fixed-rate, noninvestment grade debt issues rated Ba1 or lower by Moody's, rated BB+ or lower by S&P, rated below investment grade by Fitch Investor's Service or if unrated previously held a high yield rating or have been associated with a high yield issuer, and must trade accordingly.

Note: Westcore Flexible Income Fund Custom Index is comprised of the Lehman Brothers Long-Term Government/Corporate Bond Index for the time period 6/1/88 - 9/30/00 and the Lehman Brothers U.S. Corporate High Yield Ba Index for the time period 10/1/00 - 11/30/04 to reflect the change in the Fund's investment strategy on 10/1/00. The Adviser believes that the Custom Index is the best benchmark measurement for historical performance over three years.

Lehman Brothers Long-Term Government/Corporate Bond Index is an unmanaged index that includes fixed rate debt issues rated investment grade or higher by Moody's Investors Services, Standard & Poor's Corporation or Fitch Investor's Service, in order. Long-term indices include bonds with maturities of ten years or longer.

Lipper High Current Yield Index is comprised of the 30 largest funds in the Lipper High Current Yield Funds classification. This classification consists of funds that aim at high (relative) current yield from fixed-income securities, has no quality or maturity restrictions, and tends to invest in lower grade debt issues.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.

Top 10 Corporate Credit Exposure as of 11/30/04*

4.93%	**Ford Motor Co.**
4.89%	**General Motors Corp.**
2.94%	**Tenet Healthcare Corp.**
2.89%	**iStar Financial Inc.**
2.72%	**Rogers Communications**
2.66%	**Charter Communications Holdings**
2.58%	**Delta Air Lines Inc.**
2.17%	**MGM Mirage Inc.**
2.01%	**Leucadia National Corp.**
1.81%	**Starwood Hotels & Resorts Worldwide Inc.**

Percent of Net Assets in Top Ten Corporate Credit Exposure: 29.60%

Top 10 Sectors as of 11/30/04

10.76%	**Leisure**
10.45%	**Autos**
8.03%	**Collateralized Debt Obligations**
8.00%	**Other Industrials**
7.99%	**Airlines**
5.91%	**Telecom & Related**
5.00%	**Cable & Media**
4.97%	**Energy (non-utilities)**
4.56%	**REITs - Diversified**
4.31%	**Healthcare**

Percent of Net Assets in Top Ten Sectors: 69.98%

 * Percentages represent the Fund's aggregate holdings in the same corporate issuer and its affiliates.

Top ten corporate credit exposure and sectors are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular security, issuer or sector.







Westcore Plus Bond Fund

FUND STRATEGY: A more moderate fixed-income fund focusing on investment quality bonds of varying maturities.



Glen T. Cahill, Jr., CFA
Fixed Income Research Team



Alex W. Lock
Fixed Income Research Team



Mark R. McKissick, CFA
Fixed Income Research Team

Given an expanding economy and continued low inflation, the Federal Reserve lived up to expectations and began to raise short-term interest rates, doubling the overnight lending rate in the space of six months. Under normal conditions, these steps, albeit measured, would be viewed as unfavorable for the fixed-income markets. Fortunately, this was not the case for the Westcore Plus Bond Fund. Having gained 4.87% during the fiscal half-year ended November 30, 2004, the Fund outpaced both the 3.82% return for its benchmark, the Lehman Brothers Aggregate Bond Index, and the 3.67% return of its peer group, Lipper Intermediate Investment Grade Debt Index.

The Fund continued to experience strong asset growth, jumping from $83 million at the start of the period to over $150 million by period-end. Accordingly, we wish to welcome all our new shareholders, including those joining us from the recent merger of the Aristata Quality Bond Fund, and look forward to serving your needs for many years to come. We also want to assure existing shareholders that the style in which we manage the Fund can easily accommodate this asset growth and more, and remains suitable for investors seeking a bottom-up, fundamental approach to income investing.

The Fund's performance advantage during the period can be attributed to this bottom-up, fundamental discipline, which typically emphasizes the intermediate and longer end of the yield curve. Within this segment, investors had already anticipated rising short-term rates and were actually encouraged by the solid, though not overly robust, economic setting. As evidenced by more



stable longer rates, GDP growth hovered at sustainable levels, while inflation appeared to pose no threat. Despite these seemingly favorable conditions, corporate bonds appeared to benefit most from balance sheet improvements, as companies retained cash in the absence of capital spending.

> "GDP growth hovered at sustainable levels, while inflation appeared to pose no threat."

With longer-term yields settling into the Fed's course of action, spreads have continued to contract throughout the fixed-income market, favoring the solid long-term values we see in corporate debt. This has led us to build significant positions in asset-heavy industries with stable long-term cash flows, such as the real estate investment trust (REIT) sector. Given our focus on credit fundamentals, we would expect to see further improvements in the underlying quality of the portfolio, assuming the economy continues to strengthen and spreads tighten further.

Although we have stated in past reports that we see little upside in forecasting or tracking yield curve movements, we have also said that we did not anticipate a rapid rise in interest rates or inflationary pressures. We are still of that mindset. We believe rapid, inflationary growth is unlikely to take hold in the near future. Meanwhile, we suspect that rates will gradually trade higher over the next few years with periods of high volatility on strong news in either direction.

For that reason, the Fund's limited weighting in mortgage-backed securities is currently concentrated in mortgages carrying fixed interest rates of ten years or less in order to dampen exposure to changing market rates.

(Continued)



Jerome R. Powers, CFA
Fixed Income Research Team



William E. Stafford, Jr., CFA
Fixed Income Research Team



Thomas B. Stevens, CFA
Fixed Income Research Team

Westcore Plus Bond Fund *(continued)*

However, the majority of the portfolio remains invested in the corporate sector. As mentioned earlier, with numerous corporate balance sheets displaying renewed strength, we believe many companies are poised to take advantage of increased growth opportunities. With that in mind, we are confident that the Fund is well positioned for the year ahead!

Comparison of Change in Value of $10,000 Investment in Westcore Plus Bond Fund, Lehman Brothers Aggregate Bond Index and Lipper Intermediate Investment Grade Debt Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 6/1/88. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Lipper Index data provided by Lipper Inc.

Lehman Brothers Aggregate Bond Index is the Fund's benchmark index. It is an unmanaged index that includes investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year.

Lipper Intermediate Investment Grade Debt Index is comprised of the 30 largest mutual funds in the Lipper Intermediate Investment Grade Debt Funds classification. This classification consists of funds that invest at least 65% of their assets in investment grade debt issues (rated in top four grades) with dollar-weighted average maturities of five to ten years.

Note: For the time period 6/1/88 - 11/30/89, the Lipper Intermediate Investment Grade Index was not in existence. Westcore Funds selected the Lipper Corporate Debt BBB Index as the most comparable Lipper Index for this time period.

Lipper Corporate Debt BBB Index is comprised of the 30 largest mutual funds in the Lipper Corporate Debt BBB Rated (BBB) Funds classification. This classification consists of funds that invest at least 65% of their assets in corporate and government debt issues rated in the top four grades.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.

Top 10 Corporate Credit Exposure as of 11/30/04*

2.51%	**General Motors Corp.**
2.48%	**Fannie Mae**
1.86%	**Ford Motor Co.**
1.67%	**iStar Financial Inc.**
1.46%	**Leucadia National Corp.**
1.40%	**Tenet Healthcare Corp.**
1.26%	**Rogers Communications**
1.25%	**Weingarten Realty Investors**
1.18%	**Cox Enterprises**
1.18%	**Hilton Hotels Corp.**

Percent of Net Assets in Top Ten Corporate Credit Exposure: 16.25%

Top 10 Sectors as of 11/30/04

10.30%	**Mortgage-Backed Securities**
9.21%	**Asset-Backed Securities**
8.40%	**U.S. Government & Agency Obligations**
8.04%	**Financial Services**
5.86%	**Collateralized Debt Obligations**
5.73%	**Other Industrials**
4.94%	**Airlines**
4.66%	**Utilities**
4.27%	**Leisure**
3.96%	**Autos**

Percent of Net Assets in Top Ten Sectors: 65.37%

 * Percentages represent the Fund's aggregate holdings in the same corporate issuer and its affiliates.

Top ten corporate credit exposure and sectors are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular security, issuer or sector.



Westcore Colorado Tax-Exempt Fund

FUND STRATEGY: Offering Colorado investors double tax-exempt income through investing in municipal bonds of investment quality.



Thomas B. Stevens, CFA
Lead Portfolio Manager

Starting in June of this year, the Federal Reserve embarked upon a series of interest rate hikes, doubling the overnight lending rate from 1.0% to 2.0%, while fueling expectations that further increases lay ahead. Despite the gradual tightening adopted by monetary policymakers, the municipal debt market rallied, as bond prices trended higher while tax-exempt yields as measured by the Municipal 20 Bond Buyer Yield Index fell to 4.53% from 5.01% for the six-month period.

Against this backdrop, the Westcore Colorado Tax-Exempt Fund returned 2.90% for the same six-month period ended November 30, 2004. This compares to a 4.13% return for its primary benchmark, the Lehman Brothers 10-year Municipal Bond Index, and a 2.96% return for its peer group, the Lipper Intermediate Municipal Debt Index. Given our single state, high-quality focus, we attribute this underperformance to a slightly shorter weighted average maturity than the benchmark index as well as a higher weighted average quality.

With the merger of the Aristata Colorado Quality Tax-Exempt Fund into the Westcore Colorado Tax-Exempt Fund on November 22, 2004, we are pleased to report asset growth in excess of $10 million, bringing the combined total of the merged funds to slightly more than $61 million. We wish to welcome all our new shareholders and look forward to serving your investment needs for many years to come.

Turning to the portfolio, the Fund maintained its concentration in higher-coupon or premium bonds, emphasizing intermediate maturities and high credit quality. Overall credit quality for the period produced a portfolio weighted average of "AAA", the highest possible for individual municipal issues. At least 80% of the

 

Fund's holdings were either guaranteed by a third-party insurer, such as MBIA, AMBAC, FGIC, FSA, or XLCA, or pre-refunded or escrowed to maturity with U.S. Treasury securities as collateral.

Consistent with our philosophy of emphasizing intermediate-term securities, the Fund's average maturity and duration at period-end were 8.55 years and 6.59 years, respectively. Nevertheless, early calls remained an issue during the reporting period. Due to a dearth of new issuance in Colorado municipal debt, proceeds from these redemptions have yet to be reinvested, leading to a slightly higher than normal cash reserve position of 4.9%.

In keeping with the Fund's longer-term profile, we continued to search out 5%+ coupon, high-quality Colorado obligations that are not subject to alternative minimum tax (AMT) treatment. Recent examples include: "AAA" rated Mesa County School District #051 (Grand Junction) General Obligation 5.00% due 12-1-2022 to yield 4.27% to the call date in 2014 and 4.52% to the final maturity date, and Weld County School District RE-3J (Keenesburg) General Obligation 5.00% due 12-15-2021. For Colorado residents seeking double tax-exempt income, these bonds present after-tax equivalent yields of 7.075% and 6.976% to their 10-year call dates.

> "Despite the gradual tightening adopted by monetary policymakers, the municipal debt market rallied."

While it remains our belief that the Federal Reserve will raise short-term interest rates for the foreseeable future, we see a number of opportunities in 15- to 20-year municipal bonds. Three factors support our optimistic outlook. First, the yield curve retains a positive slope, rewarding investors to extend maturity. Second, inflation remains contained. Further tightening of monetary policy by the Federal Reserve reinforces a statement to thwart inflation before it becomes a threat. Finally, for investors in the highest marginal tax-bracket, tax equivalent yields approach 7% for investors willing to extend maturity. We continue to search out higher-coupon, high quality Colorado obligations that are not subject to the alternative minimum tax (AMT).

Westcore Colorado Tax-Exempt Fund *(continued)*

Comparison of Change in Value of $10,000 Investment in Westcore Colorado Tax-Exempt Fund, Lehman Brothers 10-Year Municipal Bond Index and Lipper Intermediate Municipal Debt Index



Please Note: Performance calculations are as of the end of November each year. Past performance is not indicative of future results. Fund inception date is 6/1/91. This chart does not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

Lipper Index data provided by Lipper Inc.

Lehman Brothers 10-Year Municipal Bond Index is the Fund's benchmark index. It is an unmanaged index that includes investment grade (Moody's Investor Services Aaa to Baa, Standard & Poor's Corporation AAA to BBB) tax-exempt bonds with maturities between eight and twelve years.

Lipper Intermediate Municipal Debt Index is comprised of the 30 largest mutual funds in the Lipper Intermediate Municipal Debt Funds classification. This classification consists of funds that invest in municipal debt issues with dollar-weighted average maturities of five to ten years.

Note: Lipper categorizes Westcore Colorado Tax-Exempt Fund in the Lipper Other States Municipal Debt category. However, Lipper does not calculate a Lipper Index for this category. Therefore, Westcore Funds selected the Lipper Intermediate Municipal Debt Index as the most comparable Lipper Index.

An investment cannot be made directly in an index.

Please see Average Annual Total Return information on pages 6 and 7.



Top 10 Holdings as of November 30, 2004

2.31%	**Larimer County Poudre School District R-1**, 6.00%, 12/15/2017, Optional 12/15/2010 @ 100.00, FGIC
2.28%	**El Paso County School District 49**, 6.00%, 12/01/2009, Sinking Fund 12/01/2007 @ 100.00, FSA
2.24%	**Douglas & Elbert Counties School District Re-1**, 5.25%, 12/15/2017, Optional 12/15/2011 @ 100.00, MBIA
2.18%	**Eagle Garfield & Routt Counties School District RE-50J**, 5.25%, 12/01/2015, Optional 12/01/2009 @ 100.00, FGIC
2.18%	**El Paso County School District 12**, 5.00%, 09/15/2013
2.15%	**Boulder & Gilpin Counties, Boulder Valley School District Re-2**, 5.00%, 12/01/2011, Optional 12/01/2007 @ 100.00, FGIC
2.15%	**Routt County School District Re-2**, 5.00%, 12/01/2017, Optional 12/01/2007 @ 100.00, MBIA
2.15%	**Mesa County Valley School District 51**, 6.00%,12/01/2006, MBIA
2.11%	**Montrose CO Water & Sewer*, 4.75%,** 10/01/2016
2.00%	**Summit County School District Re-1**, 6.55%, 12/01/2009, Prefunded 12/01/2004 @ 100.00, FGIC

Percent of Net Assets in Top Ten Holdings: 21.75%

Top ten holdings do not include any cash or cash equivalent investments and are subject to change. There are no guarantees that the Fund will continue to remain invested in any particular holding.





This page intentionally left blank.



Financial Table of Contents

Westcore MIDCO Growth Fund

	Shares	Market Value		Shares	Market Value
Common Stocks 95.01%			Wendy's International Inc.	74,600	$ 2,660,982
Basic Materials 1.86%					16,706,659
Chemicals 1.43%					
Rohm & Haas Co.**	61,400	$ 2,707,126	**Media - Publishing - Cable 5.88%**		
			Getty Images Inc.	42,900	2,498,925
Forestry & Paper 0.43%			Pixar Inc.	28,000	2,538,760
Bowater Inc.	20,000	810,200	Sirius Satellite		
Total Basic Materials			Radio Inc.	386,000	2,563,040
(Cost $3,203,819)		3,517,326	XM Satellite Radio		
			Holdings Inc.**	95,100	3,510,141
					11,110,866
Capital Goods 2.02%					
Engineering & Construction 2.02%			**Retail 2.00%**		
Jacobs Engineering			Bed Bath &		
Group Inc.	83,100	3,820,107	Beyond Inc.**	94,800	3,785,174
Total Capital Goods			*Total Consumer Cyclical*		
(Cost $3,336,793)		3,820,107	(Cost $27,931,751)		39,681,013
Consumer Cyclical 21.01%			*Consumer Staples 4.83%*		
Automotive 1.14%			**Food, Beverages & Tobacco 3.56%**		
Gentex Corp.	66,800	2,158,976	Constellation Brands		
			Inc.**	105,800	4,729,260
Consumer Products 3.14%			McCormick &		
Helen of Troy Corp. Ltd.	59,200	1,665,888	Co. Inc.**	54,600	1,990,170
Mohawk Industries					6,719,430
Inc.**	48,500	4,253,450			
		5,919,338	**Household Products 1.27%**		
			Estee Lauder		
Hotel - Restaurant - Leisure 8.85%			Companies Inc.**	54,900	2,395,836
International Game			*Total Consumer Staples*		
Technology	98,800	3,492,580	(Cost $6,248,133)		9,115,266
Royal Caribbean					
Cruises Ltd.	84,800	4,214,560	*Credit Sensitive 7.13%*		
Starbucks Corp.**	50,300	2,829,878	**Banks 0.95%**		
Starwood Hotels & Resorts			State Street Corp.	40,200	1,791,312
Worldwide Inc.	67,100	3,508,659			



	Shares	Market Value
Financial Services 3.34%		
Eaton Vance Corp.**	54,900	$ 2,632,455
T Rowe Price Group Inc.**	62,100	3,673,836
		6,306,291
Insurance 2.84%		
Ambac Financial Group Inc.**	40,450	3,289,798
HCC Insurance Holdings Inc.**	62,700	2,077,878
		5,367,676
Total Credit Sensitive		
(Cost $9,594,998)		13,465,279
Energy 4.04%		
Energy Equipment & Services 2.51%		
Nabors Industries Inc.**	45,400	2,360,800
Noble Corp.**	49,300	2,388,585
		4,749,385
Energy Producers 1.53%		
Apache Corp.	53,494	2,891,886
Total Energy		
(Cost $2,921,920)		7,641,271
Healthcare 21.27%		
Biotechnology 4.95%		
Abgenix Inc.**	229,900	2,333,485
Millennium Pharmaceuticals Inc.**	190,500	2,404,110
Neurocrine Biosciences Inc.	34,600	1,591,600
OSI Pharmaceuticals Inc.	63,600	3,026,088
		9,355,283

	Shares	Market Value
Drugs & Healthcare Products 8.00%		
Barr Pharmaceuticals Inc.	73,400	$ 2,866,270
Beckman Coulter Inc.	29,800	1,950,708
Cephalon Inc.**	48,600	2,309,958
Endo Pharmaceuticals Holdings Inc.	173,400	3,551,232
Kinetic Concepts Inc.	42,300	2,682,666
St. Jude Medical Inc.**	46,000	1,754,440
		15,115,274
Healthcare Services 8.32%		
Aetna Inc.	23,600	2,796,836
Community Health Systems Inc.	65,700	1,816,605
Covance Inc.**	74,400	2,935,824
DaVita Inc.	83,900	2,787,158
Manor Care Inc.**	52,300	1,801,735
PacifiCare Health Systems Inc.**	73,800	3,571,920
		15,710,078
Total Healthcare		
(Cost $35,575,996)		40,180,635
Services 7.06%		
Business Services 6.12%		
Certegy Inc.**	84,300	2,899,920
ChoicePoint Inc.**	62,700	2,749,395
Cintas Corp.	64,750	2,895,620
DST Systems Inc.**	61,900	3,017,625
		11,562,560
Consumer Services 0.94%		
Strayer Education Inc.	16,600	1,784,168
Total Services		
(Cost $10,476,280)		13,346,728



Statements of Investments

	Shares	Market Value
Technology 25.79%		
Computer Hardware 1.10%		
Tech Data Corp.**	45,500	$ 2,065,245
Computer Services & Software 12.11%		
Avid Technology Inc.**	52,600	3,001,882
Intuit Inc.	62,400	2,610,816
Macromedia Inc.**	115,300	3,289,509
Macrovision Corp.	61,200	1,624,860
Quest Software Inc.**	150,600	2,331,288
RSA Security Inc.	135,200	2,859,480
Symantec Corp.	47,900	3,056,499
Tibco Software Inc.	76,300	877,450
VeriSign Inc.**	98,000	3,224,200
		22,875,984
Electronics 7.43%		
Altera Corp.**	84,900	1,925,532
ATI Technologies Inc.	161,500	3,133,100
Integrated Circuit Systems Inc.	85,500	2,021,220
Intersil Corp.	197,800	3,184,580
Microchip Technology Inc.	74,550	2,100,819
Photronics Inc.	88,900	1,674,876
		14,040,127
Telecommunications 5.15%		
Ciena Corp.	511,400	1,304,070
Harris Corp.**	47,100	3,117,549
Level 3 Communications Inc.**	768,200	2,650,290
Scientific Atlanta Inc.**	89,800	2,659,876
		9,731,785
Total Technology		
(Cost $40,208,635)		48,713,141

	Shares	Market Value
Total Common Stocks		
(Cost $139,498,325)		$ 179,480,766
Mutual Funds 5.79%		
Barclays Prime Money Market Fund	2,112,917	2,112,917
Goldman Sachs Financial Square Prime Obligations Fund - FST Shares	8,820,374	8,820,374
		10,933,291
Total Mutual Funds		
(Cost $10,933,291)		10,933,291
Total Investments		
(Cost $150,431,616)	100.80%	$ 190,414,057
Liabilities in Excess of Other Assets	(0.80%)	(1,516,235)
Net Assets	100.00%	$188,897,822

See Notes to Statements of Investments



Westcore Growth Fund

	Shares	Market Value
Common Stocks 96.96%		
Basic Materials 6.19%		
Metals 2.15%		
Alcoa Inc.	37,800	$ 1,284,444
Phelps Dodge Corp.	13,700	1,330,681
		2,615,125
Multi-Industry 3.17%		
ITT Industries Inc.	25,550	2,174,816
Tyco International Ltd.	49,260	1,673,362
		3,848,178
Transportation 0.87%		
United Parcel Service		
Inc. - Class B	12,600	1,060,290
Total Basic Materials		
(Cost $6,727,467)		7,523,593
Capital Goods 5.44%		
Aerospace & Defense 0.72%		
General Dynamics Corp.	8,100	877,716
Electrical Equipment 3.04%		
General Electric Co.	104,400	3,691,584
Machinery & Equipment 1.68%		
Parker Hannifin Corp.	27,250	2,038,300
Total Capital Goods		
(Cost $5,241,795)		6,607,600
Consumer Cyclical 17.84%		
Hotel - Restaurant - Leisure 2.98%		
Starbucks Corp.**	43,175	2,429,026
Starwood Hotels & Resorts		
Worldwide Inc.	22,700	1,186,983
		3,616,009

	Shares	Market Value
Media, Publishing & Cable 11.08%		
DreamWorks		
Animation SKG**	20,000	$ 739,200
McGraw Hill Companies	13,145	1,153,211
The News		
Corporation Ltd.	106,900	1,891,061
Sirius Satellite Radio**	93,530	621,039
Time Warner Inc.**	82,060	1,453,283
Univision Communications		
Inc. - Class A**	39,500	1,188,950
Viacom Inc.	73,330	2,544,551
XM Satellite Radio		
Holdings Inc.**	104,700	3,864,477
		13,455,771
Retail 3.78%		
Best Buy Inc.	23,705	1,336,488
Nordstrom Inc.	48,990	2,143,313
PETCO Animal Supplies**	30,630	1,107,581
		4,587,381
Total Consumer Cyclical		
(Cost $19,035,838)		21,659,161
Consumer Staples 1.41%		
Retail Food & Drug 1.41%		
Walgreen Co.	44,900	1,714,282
Total Consumer Staples		
(Cost $1,641,663)		1,714,282
Credit Sensitive 14.04%		
Banks 1.51%		
Citigroup Inc.	41,080	1,838,330



	Shares	Market Value
Financial Services 10.19%		
Ameritrade Holding Corp.**	168,785	$ 2,351,175
Franklin Resources Inc.	31,870	2,091,628
JP Morgan Chase & Co.	44,460	1,673,919
MBNA Corp.	71,300	1,893,728
Morgan Stanley & Co.	29,300	1,486,975
T. Rowe Price Group Inc.	48,400	2,863,344
		12,360,769
Insurance 2.34%		
Allstate Corp.	38,200	1,929,100
Principal Financial Group Inc.	24,300	915,624
		2,844,724
Total Credit Sensitive		
(Cost $15,468,339)		17,043,823
Energy 6.34%		
Energy Equipment & Services 5.46%		
Baker Hughes Inc.	21,290	943,786
BJ Services Co.	12,000	608,040
Noble Corp.**	18,300	886,635
Schlumberger Ltd.	17,350	1,138,681
Smith International Inc.**	14,400	872,208
Transocean Inc.**	54,200	2,182,634
		6,631,983
Energy Producers 0.88%		
Exxon Mobil Corp.	20,800	1,066,000
Total Energy		
(Cost $6,214,252)		7,697,983
Healthcare 16.89%		
Biotechnology 4.16%		
Amgen Inc.**	33,400	2,005,336

	Shares	Market Value
Biogen Idec Inc.**	33,360	$ 1,957,565
Genentech Inc.**	22,550	1,088,038
		5,050,939
Drugs & Healthcare Products 8.21%		
Baxter International Inc.	42,100	1,332,465
Hospira Inc.**	78,780	2,539,080
Johnson & Johnson	19,100	1,152,112
Medtronic Inc.	32,330	1,553,457
Pfizer Inc.	66,000	1,832,820
Teva Pharmaceutical Industries Ltd. (9)	57,100	1,557,688
		9,967,622
Healthcare Services 4.52%		
Anthem Inc.**	13,310	1,348,702
Caremark Rx Inc.**	56,640	2,025,446
United Health Group Inc.	25,520	2,114,332
		5,488,480
Total Healthcare		
(Cost $19,679,499)		20,507,040
Technology 28.81%		
Computer Hardware 1.68%		
Dell Inc.**	50,450	2,044,234
Computer Services & Software 11.41%		
Affiliated Computer Services**	34,900	2,065,382
eBay Inc.**	28,700	3,227,315
First Data Corp.	27,800	1,142,302
Microsoft Corp.	117,800	3,158,218
SAP AG (9)	68,700	3,057,150
Symantec Corp.**	18,900	1,206,009
		13,856,376



	Shares	Market Value
Electronics 4.71%		
Applied Materials Inc.**	98,810	$ 1,644,198
Intel Corp.	76,270	1,704,635
Linear Technology Corp.	17,650	673,524
Texas Instruments Inc.	70,050	1,693,809
		5,716,166
Networking 1.26%		
Cisco Systems Inc.**	82,050	1,535,156
Telecommunications 9.75%		
America Movil SA ADS	39,050	1,824,026
Corning Inc.**	72,560	912,805
Nokia Corp. (9)	158,155	2,557,366
QUALCOMM Inc.	81,295	3,383,498
Research In Motion Ltd.**	35,500	3,158,435
		11,836,130
Total Technology		
(Cost $31,031,093)		34,988,061
Total Common Stocks		
(Cost $105,039,945)		117,741,544
Mutual Funds 2.45%		
Goldman Sachs Financial Square Prime Obligations Fund - FST Shares	2,980,741	2,980,741
Total Mutual Funds		
(Cost $2,980,741)		2,980,741
Total Investments	99.41%	$120,722,285
(Cost $108,020,687)		
Other Assets in Excess of Liabilities	0.59%	712,403
Net Assets	100.00%	$121,434,688

See Notes to Statements of Investments



Westcore Select Fund

	Shares	Market Value
Common Stocks 97.19%		
Capital Goods 5.21%		
Engineering & Construction 5.21%		
Jacobs Engineering Group Inc.**	9,100	$ 418,327
Total Capital Goods		
(Cost $372,833)		418,327
Consumer Cyclical 25.28%		
Consumer Products 5.02%		
Mohawk Industries Inc.**	4,600	403,420
Hotel - Restaurant - Leisure 14.47%		
International Game Technology	11,100	392,385
Royal Caribbean Cruises Ltd.	7,700	382,690
Starwood Hotels & Resorts Worldwide Inc.	7,400	386,946
		1,162,021
Media, Publishing & Cable 5.79%		
XM Satellite Radio Holdings Inc.**	12,600	465,066
Total Consumer Cyclical		
(Cost $1,403,232)		2,030,507
Consumer Staples 5.06%		
Food, Beverages & Tobacco 5.06%		
Constellation Brands Inc. - Class A**	9,100	406,770
Total Consumer Staples		
(Cost $306,069)		406,770

	Shares	Market Value
Credit Sensitive 5.08%		
Financial Services 5.08%		
T Rowe Price Group	6,900	$ 408,204
Total Credit Sensitive		
(Cost $345,322)		408,204
Energy 4.51%		
Energy Producers 4.51%		
Apache Corp.	6,700	362,202
Total Energy		
(Cost $201,128)		362,202
Healthcare 23.91%		
Biotechnology 3.38%		
OSI Pharmaceuticals Inc.**	5,700	271,206
Drug & Healthcare Products 5.10%		
Endo Pharmaceuticals**	20,000	409,600
Healthcare Services 15.43%		
Aetna Inc.	3,600	426,636
Covance Inc.**	9,200	363,032
PacifiCare Health Systems Inc.**	9,300	450,120
		1,239,788
Total Healthcare		
(Cost $1,531,181)		1,920,594
Services 8.60%		
Business Services 8.60%		
Certegy Inc.	9,500	326,800
ChoicePoint Inc.**	8,300	363,955
		690,755
Total Services		
(Cost $638,687)		690,755



	Shares	Market Value
Technology 19.54%		
Computer Services & Software 9.56%		
RSA Security Inc.**	17,300	$ 365,895
Symantec Corp.**	6,300	402,003
		767,898
Electronics 5.00%		
ATI Technologies Inc.**	20,700	401,580
Telecommunications 4.98%		
Scientific Atlanta Inc.	13,500	399,870
Total Technology		
(Cost $1,189,548)		1,569,348
Total Common Stocks		
(Cost $5,988,000)		7,806,707
Mutual Funds 2.77%		
Goldman Sachs Financial Square Prime Obligations Fund - FST Shares	222,523	222,523
Total Mutual Funds		
(Cost $222,523)		222,523
Total Investments	99.96%	$ 8,029,230
(Cost $6,210,523)		
Other Assets in Excess of Liabilities	0.04%	3,584
Net Assets	100.00%	$ 8,032,814

See Notes to Statements of Investments



Westcore International Frontier Fund

	Shares	Market Value
Common Stocks 96.35%		
Commercial Services 6.39%		
Advertising - Marketing Services 2.74%		
Eniro AB (Sweden)	53,943	$ 529,987
Miscellaneous Commercial Services 3.65%		
Techem AG (Germany)**	21,100	704,969
Total Commercial Services		
(Cost $758,811)		1,234,956
Communications 1.60%		
Specialty Telecommunications 1.60%		
Genesys S.A. (France)**	172,500	309,489
Total Communications		
(Cost $525,322)		309,489
Consumer Durables 6.25%		
Home Furnishings 3.07%		
Hunter Douglas NV (Netherlands)	11,770	592,841
Recreational Products 3.18%		
Zapf Creation AG (Germany)	29,150	614,418
Total Consumer Durables		
(Cost $1,143,303)		1,207,259
Consumer Non-Durables 3.63%		
Household - Personal Care 3.63%		
McBride Plc (United Kingdom)	245,005	702,288
Total Consumer Non-Durables		
(Cost $340,104)		702,288

	Shares	Market Value
Consumer Services 15.62%		
Broadcasting 4.07%		
SBS Broadcasting SA (Luxembourg)**	22,881	$ 787,793
Movies - Entertainment 2.36%		
Hit Entertainment Plc (United Kingdom)	91,700	455,609
Other Consumer Services 2.76%		
Trader Classified Media N.V. (Netherlands)	43,600	534,244
Publishing - Books - Magazines 3.54%		
Taylor & Francis Group Plc (United Kingdom)	94,226	684,232
Publishing - Newspapers 2.89%		
Independent News & Media Plc (Ireland)	188,400	558,352
Total Consumer Services		
(Cost $2,253,490)		3,020,230
Distribution Services 2.78%		
Wholesale Distributors 2.78%		
Misumi Corp. (Japan)	18,600	537,729
Total Distribution Services		
(Cost $515,014)		537,729
Electronic Technology 20.29%		
Computer Peripherals 2.73%		
Lectra SA (France)	77,050	527,354
Electronic Equipment - Instruments 4.94%		
GSI Lumonics Inc. (Canada)**	56,548	561,522
Japan Cash Machine Co. Ltd. (Japan)	9,500	393,275
		954,797



	Shares	Market Value
Semiconductors 10.71%		
Elmos Semiconductor		
AG (Germany)	36,955	$ 630,118
Melexis NV (Belgium)**	46,400	585,820
SEZ Holding AG		
(Switzerland)**	18,040	435,252
Zarlink Semiconductor		
Inc. (Canada)**	152,610	420,807
		2,071,997
Telecommunications Equipment 1.91%		
VTECH Holdings Ltd.		
(Hong Kong)	302,800	369,952
Total Electronic Technology		
(Cost $3,615,443)		3,924,100
Health Technology 7.88%		
Medical Specialties 7.88%		
Elekta AB (Sweden)**	23,412	641,272
Fisher & Paykel		
Healthcare Corp.		
Ltd. (New Zealand)	249,890	518,166
Getinge AB (Sweden)	29,231	363,342
		1,522,780
Total Health Technology		
(Cost $807,174)		1,522,780
Industrial Services 3.05%		
Oilfield Services - Equipment 3.05%		
ProSafe ASA (Norway)	22,424	590,663
Total Industrial Services		
(Cost $424,251)		590,663
Process Industries 9.35%		
Agricultural Commodities - Milling 2.72%		
Global Bio-Chem Technology		
Group Company Ltd.		
(Hong Kong)	691,800	524,927

	Shares	Market Value
Global Bio-Chem		
Technology Group		
Company Ltd. - Warrants		
(Hong Kong)**	5,250	$ 304
		525,231
Chemicals: Major Diversified 2.27%		
Victrex Plc		
(United Kingdom)	66,430	439,228
Industrial Specialities 4.36%		
SGL Carbon AG (Germany)	32,000	419,749
Tamron Co. Ltd. (Japan)	14,800	424,275
		844,024
Total Process Industries		
(Cost $1,896,821)		1,808,483
Producer Manufacturing 17.69%		
Auto Parts OEM 1.69%		
Ion Ltd. (Australia)	427,564	326,649
Electrical Products 2.61%		
Pfeiffer Vacuum Technology		
AG (Germany)	11,210	504,297
Industrial Machinery 6.94%		
Interpump Group		
SpA (Italy)	145,700	760,982
Munters AB (Sweden)	20,756	580,881
		1,341,863
Office Equipment - Supplies 3.48%		
Neopost (France)	9,360	673,592
Trucks - Construction - Farm Machinery 2.97%		
Pinguely-Haulotte (France)	77,600	573,402
Total Producer Manufacturing		
(Cost $2,785,299)		3,419,803



	Shares	Market Value
Technology Services 1.82%		
Information Technology Services 1.82%		
Faith Inc. (Japan)	132	$ 352,752
Total Technology Services		
(Cost $450,827)		352,752
Total Common Stocks		
(Cost $15,515,859)		18,630,532
Mutual Funds 4.02%		
Goldman Sachs Financial Square Prime Obligations Fund - FST Shares	777,154	777,154
Total Mutual Funds		
(Cost $777,154)		777,154
Total Investments	100.37%	$19,407,686
(Cost $16,293,013)		
Liabilities in Excess of Other Assets	(0.37%)	($70,804)
Net Assets	100.00%	$19,336,882

See Notes to Statements of Investments

Country Breakdown as of November 30, 2004

Country	Market Value	%
Australia	$ 326,649	1.69%
Belgium	585,820	3.03%
Canada	982,329	5.08%
France	2,083,837	10.78%
Germany	2,873,551	14.86%
Hong Kong	895,183	4.63%
Ireland	558,352	2.89%
Italy	760,982	3.94%
Japan	1,708,031	8.83%
Luxembourg	787,793	4.07%
Netherlands	1,127,085	5.83%
New Zealand	518,166	2.68%
Norway	590,663	3.05%
Sweden	2,115,482	10.94%
Switzerland	435,252	2.25%
United Kingdom	2,281,357	11.80%
Cash Equivalents and Net Other Assets	706,350	3.65%
	$19,336,882	100%



Westcore Blue Chip Fund

	Shares	Market Value
Common Stock 97.99%		
Basic Materials 3.96%		
Chemicals 0.99%		
Du Pont (EI) De Nemours	13,500	$ 611,820
Forestry & Paper 1.90%		
Bowater Inc.	14,100	571,191
International Paper Co.	13,400	556,368
Wausau-Mosinee		
Paper Corp.	3,000	53,850
		1,181,409
Non-Ferrous Metals 0.36%		
Alcoa Inc.	6,500	220,870
Other Materials (Rubber & Plastic) 0.71%		
Vulcan Materials Co.	8,500	440,725
Total Basic Materials		
(Cost $2,146,962)		2,454,824
Capital Goods 7.25%		
Aerospace & Defense 3.08%		
Boeing Co.	12,000	642,840
General Dynamics Corp.	6,200	671,832
Raytheon Co.	14,800	597,032
		1,911,704
Electrical Equipment 1.48%		
General Electrical Co.	26,000	919,360
Farm Equipment 0.37%		
AGCO Corp.**	10,500	228,795
Industrial Products 2.32%		
Parker Hannifin Corp.	10,500	785,400
Robbins & Meyers Inc.	27,000	651,780
		1,437,180
Total Capital Goods		
(Cost $3,275,683)		4,497,039

	Shares	Market Value
Commercial Services 3.87%		
Business Products & Services 0.86%		
MAXIMUS Inc.**	17,000	$ 532,610
IT Services 3.01%		
Computer Sciences		
Corp.**	21,300	1,152,330
Electronic Data Systems		
Corp.	32,000	718,400
		1,870,730
Total Commercial Services		
(Cost $1,792,762)		2,403,340
Communications 3.66%		
Telecomm Equipment & Solutions 1.64%		
Nokia Corp.	63,000	1,018,710
Telecomm Service Providers 2.02%		
ALLTEL Corp.	8,700	493,203
Sprint Corp. - FON Group	31,400	716,234
Verizon Communications		
Inc.	1,000	41,230
		1,250,667
Total Communications		
(Cost $1,884,838)		2,269,377
Consumer Cyclical 14.02%		
Apparel & Footwear Manufacturing 0.80%		
Jones Apparel Group Inc.	14,000	497,420
Clothing & Accessories 2.66%		
TJX Companies Inc.	70,000	1,647,800
Consumer Durables 0.82%		
Leggett & Platt Inc.	17,000	507,450



	Shares	Market Value
General Merchandise 3.18%		
BJ's Wholesale Club Inc.**	16,000	$ 475,040
Dollar General Corp.	20,000	395,000
Target Corp.	21,500	1,101,230
		1,971,270
Hotels & Gaming 1.16%		
Starwood Hotels & Resorts		
Worldwide Inc.	13,800	721,602
Other Consumer Services 0.55%		
Cendant Corp.	15,100	342,317
Publishing & Media 3.47%		
Dow Jones & Company Inc.	8,000	342,000
Time Warner Inc.**	30,000	531,300
Viacom Inc. - Class B	13,400	464,980
Walt Disney Co.	30,300	814,464
		2,152,744
Recreation & Leisure 0.61%		
Mattel Inc.	20,000	379,000
Restaurants 0.77%		
Darden Restaurants Inc	17,600	479,776
Total Consumer Cyclical		
(Cost $6,558,128)		8,699,379
Consumer Staples 5.83%		
Food & Agricultural Products 4.37%		
Archer Daniels		
Midland Co.	34,800	737,760
Bunge Ltd.	14,100	743,352
Kraft Foods Inc.	35,900	1,227,780
		2,708,892
Grocery & Convenience 0.57%		
Albertson's Inc.	14,000	354,200
Home Products 0.89%		
Colgate Palmolive Co.	12,000	551,880

	Shares	Market Value
Total Consumer Staples		
(Cost $3,138,152)		$ 3,614,972
Energy 9.30%		
Exploration & Production 3.40%		
Kerr-McGee Corp.	16,500	1,026,795
Occidental Petroleum		
Corp.	18,000	1,083,780
		2,110,575
Integrated Oils 3.51%		
BP PLC	8,280	507,978
Marathon Oil Corp.	30,800	1,214,752
Suncor Energy Inc.	13,000	452,010
		2,174,740
Oil Services 2.39%		
Transocean Inc.**	36,800	1,481,936
Total Energy		
(Cost $4,046,970)		5,767,251
Financials 18.72%		
Insurance & Real Estate Brokers 0.64%		
Arthur J. Gallagher & Co.	12,900	395,385
Integrated Financial Services 2.81%		
Citigroup Inc.	38,966	1,743,729
Money Center Banks 0.90%		
Bank of America Corp.	12,000	555,240
Property Casualty Insurance 2.92%		
Allstate Corp.	15,700	792,850
American International		
Group Inc.	9,000	570,150
Radian Group Inc.	8,800	451,000
		1,814,000
Regional Banks 2.46%		
US Bancorp	17,200	509,636
Wachovia Corp.	19,600	1,014,300
		1,523,936



	Shares	Market Value
Securities & Asset Management 5.00%		
Goldman Sachs Group Inc.	8,400	$ 879,984
Lehman Brothers Holdings Inc.	8,100	678,618
Merrill Lynch & Company Inc.	27,700	1,543,167
		3,101,769
Specialty Finance 3.18%		
Freddie Mac	18,900	1,290,114
MBNA Corp.	25,800	685,248
		1,975,362
Thrifts 0.81%		
Washington Mutual Inc.	12,300	500,733
Total Financials		
(Cost $9,960,054)		11,610,154
Medical - Healthcare 18.79%		
Healthcare Services 3.89%		
Lincare Holdings Inc.**	13,500	520,965
Medco Health Solutions Inc.**	14,844	559,916
PacifiCare Health Systems Inc.**	27,500	1,331,000
		2,411,881
Medical Products 0.74%		
Hospira Inc.**	14,210	457,988
Medical Technology 1.44%		
Medtronics Inc.	18,600	893,730
Pharmaceuticals 12.72%		
Abbott Laboratories	38,100	1,598,676
Amgen Inc.**	18,600	1,116,744
Barr Pharmaceuticals Inc.**	22,800	890,340
Merck & Company Inc.	16,500	462,330
Mylan Laboratories Inc.	23,875	433,570
Pfizer Inc.	36,360	1,009,717

	Shares	Market Value
Schering-Plough Corp.	30,000	$ 535,500
Teva Pharmaceutical Industries Ltd. [(9)]	67,600	1,844,128
		7,891,005
Total Medical - Healthcare		
(Cost $11,128,683)		11,654,604
Real Estate Investment Trusts (REITs) 1.72%		
Multi-Family 0.88%		
Archstone-Smith Trust	15,000	547,500
Office - Industrial 0.84%		
Duke Realty Corp.	15,000	518,250
Total REITs		
(Cost $610,990)		1,065,750
Technology 7.54%		
Computer Software 4.03%		
Microsoft Corp.	61,700	1,654,177
VeriSign Inc.**	25,700	845,530
		2,499,707
PC's & Servers 1.18%		
Hewlett-Packard Co.	36,500	730,000
Semiconductors 1.83%		
Altera Corp.**	25,800	585,144
Intel Corp.	24,600	549,810
		1,134,954
Tech Resellers - Distributors 0.50%		
Anixter International Inc.**	8,200	309,386
Total Technology		
(Cost $4,118,236)		4,674,047
Utilities 3.33%		
Competitive Electric 1.51%		
Duke Energy Corp.	13,400	338,752
XCEL Energy Corp.	33,190	599,411
		938,163



`	Shares	Market Value
Integrated Gas 0.95%		
NICOR Inc.	16,000	$ 590,400
Regulated Gas 0.87%		
Atmos Energy Corp.	20,000	539,800
Total Utilities		
(Cost $1,974,082)		2,068,363
Total Common Stocks		
(Cost $50,635,540)		60,779,100
Mutual Funds 1.67%		
Goldman Sachs Financial Square Prime Obligations Fund - FST Shares	1,036,954	1,036,954
Total Mutual Funds		
(Cost $1,036,954)		1,036,954
Total Investments	99.66%	$61,816,054
(Cost $51,672,494)		
Other Assets in Excess of Liabilities	0.34%	213,516
Net Assets	100.00%	$62,029,570

See Notes to Statements of Investments

 

Westcore Mid-Cap Value Fund *(formerly Westcore Mid-Cap Opportunity Fund)*

	Shares	Market Value
Common Stocks 95.67%		
Basic Materials 6.55%		
Forestry & Paper 1.82%		
Abitibi-Consolidated Inc.	27,500	$ 185,350
Bowater Inc.	4,950	200,524
		385,874
Other Materials (Rubber & Plastic) 4.73%		
Crown Holdings Inc.**	43,900	561,920
Pactiv Corp.**	17,600	437,360
		999,280
Total Basic Materials		
(Cost $1,186,015)		1,385,154
Capital Goods 1.64%		
Industrial Products 1.64%		
Parker Hannifin Corp.	4,650	347,820
Total Capital Goods		
(Cost $212,486)		347,820
Commercial Services 7.87%		
Business Products & Services 1.98%		
Banta Corp.	9,400	418,300
Distributors & Wholesalers 1.82%		
Aramark Worldwide Corp. - Class B	14,700	384,552
Environmental - Pollution Control 1.28%		
Waste Connections Inc.**	7,950	270,777
IT Services 2.79%		
Computer Sciences Corp.**	10,900	589,690
Total Commercial Services		
(Cost $1,453,255)		1,663,319

	Shares	Market Value
Communications 0.63%		
ISPs - Internet Portals 0.63%		
United Online Inc.**	12,600	$ 134,442
Total Communications		
(Cost $139,331)		134,442
Consumer Cyclical 16.10%		
Clothing & Accessories 4.65%		
Foot Locker Inc.	21,200	550,776
TJX Companies Inc.	18,300	430,782
		981,558
Department Stores 0.96%		
Federated Department Stores Inc.	3,700	202,760
Hotels & Gaming 3.12%		
Starwood Hotels & Resorts Worldwide Inc.	12,600	658,854
Motor Vehicle Parts 1.31%		
Cooper Tire & Rubber Co.	13,600	277,712
Recreation & Leisure 1.09%		
Mattel Inc.	12,200	231,190
Restaurants 3.28%		
Brinker International Inc.**	10,700	365,191
Darden Restaurants Inc.	12,000	327,120
		692,311
Specialty Retail 1.69%		
Office Depot Inc.**	21,800	357,520
Total Consumer Cyclicals		
(Cost $3,070,172)		3,401,905



	Shares	Market Value
Consumer Staples 4.81%		
Food & Agricultural Products 4.81%		
Archer Daniels Midland Co.	25,300	$ 536,360
Bunge Ltd.	9,100	479,752
		1,016,112
Total Consumer Staples		
(Cost $631,070)		1,016,112
Energy 6.30%		
Exploration & Production 3.13%		
Denbury Resources Inc.**	11,400	330,030
XTO Energy Inc.	9,100	330,785
		660,815
Integrated Oils 3.17%		
Marathon Oil Corp.	11,000	433,840
Suncor Energy Inc.	6,800	236,436
		670,276
Total Energy		
(Cost $1,003,107)		1,331,091
Financials 18.23%		
Life & Health Insurance 2.73%		
Nationwide Financial Services Inc.	5,900	221,722
Protective Life Corp.	8,500	355,725
		577,447
Property Casualty Insurance 7.41%		
AMBAC Financial Group Inc.	3,500	284,655
Assured Guaranty Ltd.	23,800	438,396
First American Financial Corp.	6,800	224,060
PMI Group Inc.	5,800	238,844
Radian Group Inc.	7,400	379,250
		1,565,205

	Shares	Market Value
Regional Banks 3.11%		
Marshall & Ilsley Corp.	5,100	$ 212,619
Unionbancal Corp.	7,200	445,176
		657,795
Securities & Asset Management 3.38%		
Affiliated Managers Group Inc.**	11,250	713,025
Specialty Finance 1.60%		
American Capital Strategies Ltd.	10,600	338,564
Total Financials		
(Cost $3,276,334)		3,852,036
Medical - Healthcare 10.06%		
Healthcare Services 8.66%		
Aetna Inc.	6,700	794,017
PacifiCare Health Systems Inc.**	21,400	1,035,760
		1,829,777
Pharmaceuticals 1.40%		
Barr Pharmaceuticals Inc.**	7,575	295,804
Total Medical - Healthcare		
(Cost $1,535,573)		2,125,581
Real Estate Investment Trusts (REITs) 4.77%		
Office Properties 4.77%		
Arden Realty Inc.	6,300	226,800
Boston Properties Inc.	5,800	349,044
Trizec Properties Inc.	26,200	431,514
		1,007,358
Total REITs		
(Cost $882,490)		1,007,358
Technology 6.75%		
Computer Software 3.11%		
Activision Inc.**	14,550	228,726
Macromedia Inc.**	7,200	205,416



	Shares	Market Value
VeriSign Inc.**	6,800	$ 223,720
		657,862
Peripherals 1.02%		
Imation Corp.	6,700	215,807
Semiconductors 2.62%		
Altera Corp.**	14,700	333,396
Fairchild Semiconductor		
International Inc.**	14,400	220,320
		553,716
Total Technology		
(Cost $1,116,518)		1,427,385
Transportation 3.64%		
Trucking - Shipping - Air Freight 3.64%		
Teekay Shipping Corp.	7,800	415,428
Werner Enterprises Inc.	15,700	353,250
		768,678
Total Transportation		
(Cost $461,359)		768,678
Utilities 8.32%		
Competitive Electric 1.02%		
Public Service		
Enterprises Inc.	4,900	215,551
Regulated Electric 5.31%		
Centerpoint Energy Inc.	18,700	208,692
DPL Inc.	19,800	474,804
Westar Energy Inc.	19,800	438,570
		1,122,066
Regulated Gas 1.99%		
Nisource Inc.	19,300	420,547
Total Utilities		
(Cost $1,570,884)		1,758,164
Total Common Stocks		
(Cost $16,538,594)		20,219,045

	Shares	Market Value
Mutual Funds 3.68%		
Goldman Sachs		
Financial Square		
Prime Obligations		
Fund - FST Shares	776,636	$ 776,636
Total Mutual Funds		
(Cost $776,636)		776,636
Total Investments	99.35%	$ 20,995,681
(Cost $17,315,230)		
Other Assets in		
Excess of Liabilities	0.65%	138,234
Net Assets	100.00%	$ 21,133,915

See Notes to Statements of Investments



Westcore Small-Cap Opportunity Fund

	Shares	Market Value
Common Stocks 96.62%		
Basic Materials 7.10%		
Other Materials (Rubber & Plastic) 7.10%		
A. Schulman Inc.	21,400	$ 459,030
Crown Holdings Inc.**	65,000	832,000
Spartech Corp.	16,200	452,790
		1,743,820
Total Basic Materials		
(Cost $1,255,314)		1,743,820
Capital Goods 8.69%		
Electric Equipment 4.90%		
General Cable Corp.**	88,500	1,203,600
Machinery 2.07%		
Paxar Corp.**	21,900	506,985
Transportation Equipment & Parts 1.72%		
Oshkosh Truck Corp.	6,700	420,894
Total Capital Goods		
(Cost $1,265,906)		2,131,479
Commercial Services 2.77%		
Business Products & Services 1.53%		
CDI Corp.	19,500	376,740
Environmental - Pollution Control 1.24%		
Waste Connections Inc.**	8,900	303,134
Total Commercial Services		
(Cost $750,498)		679,874
Communications 3.48%		
ISPs - Internet Portals 1.16%		
United Online Inc.**	26,800	285,956
Telecomm Equipment & Solutions 2.32%		
Belden CDT Inc.	24,550	569,315
Total Communications		
(Cost $906,828)		855,271

	Shares	Market Value
Consumer Cyclical 10.14%		
Clothing & Accessories 4.06%		
Charlotte Russe Holding Inc.**	33,400	$ 389,110
Quiksilver Inc.**	20,500	607,825
		996,935
Hotels & Gaming 3.15%		
WMS Industries Inc.**	26,000	773,240
Specialty Retail 1.76%		
CSK Auto Corp.**	28,200	432,588
Vehicle Parts 1.17%		
Cooper Tire & Rubber Co.	14,000	285,880
Total Consumer Cyclical		
(Cost $2,185,069)		2,488,643
Energy 5.51%		
Exploration & Production 5.51%		
ATP Oil and Gas Corp.**	23,500	334,875
Denbury Resources Inc.**	12,100	350,295
Meridian Resource Corp.**	97,500	665,925
		1,351,095
Total Energy		
(Cost $893,639)		1,351,095
Financials 18.95%		
Insurance - Real Estate Brokers 2.86%		
Clark Inc.**	42,200	702,630
Life & Health Insurance 3.21%		
Scottish Annuity & Life Holdings Ltd.	22,200	510,600
UICI	8,300	277,220
		787,820

 

	Shares	Market Value
Other Banks 3.58%		
First Community Bancorp	13,700	$ 575,674
First Republic Bank	5,900	303,201
		878,875
Property Casualty Insurance 1.54%		
PXRE Group Ltd.	15,600	376,428
Securities & Asset Management 2.29%		
Affiliated Managers Group**	8,850	560,913
Speciality Finance 3.80%		
Advanta Corp. - Class B	22,100	527,748
Federal Agricultural Mortgage Corp.**	17,900	405,614
		933,362
Thrifts 1.67%		
FirstFed Financial Corp.**	7,800	410,436
Total Financials		
(Cost $3,733,261)		4,650,464
Medical - Healthcare 14.64%		
Medical Products & Supplies 4.14%		
Cytyc Corp.**	10,700	287,188
Ocular Sciences Inc.**	15,100	729,541
		1,016,729
Medical Technology 2.31%		
CTI Molecular Imaging Inc.**	42,300	565,974
Pharmaceuticals 8.19%		
Cell Therapeutics Inc.**	144,800	1,083,104
K-V Pharmaceutical Co. - Class A**	31,500	592,200
Par Pharmaceutical Companies Inc.**	8,500	335,410
		2,010,714
Total Medical - Healthcare		
(Cost $3,436,084)		3,593,417

	Shares	Market Value
Real Estate Investment Trusts (REITs) 5.43%		
Diversified / Specialty REITs 1.65%		
KKR Financial Corp.** [1,6,7]	40,000	$ 406,000
Hotels 1.81%		
Innkeepers USA Trust	33,000	444,840
Multi-Family 1.97%		
Equity Lifestyle Properties	13,300	482,524
Total REITs		
(Cost $1,131,985)		1,333,364
Technology 13.36%		
Computer Software 3.85%		
Activision Inc.**	17,400	273,528
Macromedia Inc.**	8,600	245,358
Netiq Corp.**	34,600	424,542
		943,428
Electric Equipment 5.16%		
Artesyn Technologies Inc.**	25,600	243,712
BEI Technologies Inc.	14,200	416,770
Radisys Corp.**	43,000	605,870
		1,266,352
Semiconductors 1.35%		
Fairchild Semiconductor International Inc.**	21,700	332,010
Semiconductor Capital Equipment 2.13%		
FEI Co.**	15,000	320,850
Semitool Inc.**	22,600	202,496
		523,346
Technology Resellers - Distributors 0.87%		
Richardson Electric Ltd.	19,100	212,965
Total Technology		
(Cost $3,218,454)		3,278,101



	Shares	Market Value
Transportation 6.55%		
Trucking - Shipping - Air Freight 6.55%		
Marten		
Transportation Ltd.**	19,000	$ 1417,050
Stelmar Shipping Ltd.	12,500	1551,875
Tsakos Energy		
Navigation Ltd.	15,100	637,975
		1,606,900
Total Transportation		
(Cost $965,138)		1,606,900
Total Common Stocks		
(Cost $19,742,176)		23,712,428
Mutual Funds 3.54%		
Goldman Sachs		
Financial Square		
Prime Obligations		
Fund - FST Shares	869,662	869,662
Total Mutual Funds		
(Cost $869,662)		869,662
Total Investments	100.16%	$24,582,090
(Cost $20,611,838)		
Liabilities in Excess		
of Other Assets	(0.16%)	(40,276)
Net Assets	100.00%	$24,541,814

 

Westcore Flexible Income Fund

	Principal Amount	Market Value
Common Stocks 11.08%		
Financial 8.16%		
Financial Services 1.18%		
Allied Capital Corp.	45,000	$ 1,242,900
Apollo Investment Co.**	3,511	51,787
		1,294,687
Real Estate Investment Trusts (REITs) 6.98%		
Diversified 1.30%		
iStar Financial Inc.	20,000	878,000
KKR Financial Corp. [1][6][7]	55,000	558,250
		1,436,250
Healthcare 0.82%		
Health Care Property Investors Inc.	14,000	375,620
Healthcare Realty Trust Inc.	13,000	529,100
		904,720
Hotels 0.14%		
FelCor Lodging Trust Inc.	3,000	38,820
Host Marriott Corp.	7,100	111,186
		150,006
Mortgage 0.87%		
Anthracite Capital Inc.	80,000	953,600
Office Property 2.03%		
American Financial Realty Trust	20,000	297,800
Equity Office Properties Trust	50,000	1,372,500
HRPT Properties Trust	25,000	302,250
Maguire Properties Inc.	10,000	263,100
		2,235,650
Regional Malls 0.43%		
The Mills Corp.	8,000	474,880
Shopping Centers 0.37%		
Weingarten Realty Investors	10,000	407,500



	Bond Rating Moody's/S&P	Shares	Market Value
Timber 0.30%			
Plum Creek Timber Co. Inc.		5,000	$ 185,000
Rayonier Inc.		3,000	143,250
			328,250
Warehouse - Industrial 0.72%			
First Industrial Realty Trust Inc.		20,000	796,000
Total Financial			
(Cost $8,025,154)			8,981,543
Industrial 0.77%			
Other Industrial 0.46%			
B&G Foods Inc.**		17,000	252,960
Centerplate Inc.		20,000	254,000
			506,960
Telecom & Related 0.31%			
Manitoba Telecom Services Inc.		1,145	45,620
MCI Inc. - Class A**		15,946	300,742
			346,362
Total Industrial			
(Cost $975,973)			853,322
Utilities & Energy 2.15%			
Energy - Non-Utility 2.09%			
Enterprise Products Partners		20,000	489,800
Kinder Morgan Energy Partners		12,000	545,280
Kinder Morgan Inc.		1	69
Kinder Morgan Management LLC**		1,208	49,347
Northern Border Partners LP		20,000	950,400
Williams Co Inc.		16,000	266,720
			2,301,616
Utilities 0.06%			
Duke Energy Corp.		2,492	62,998
Total Utilities & Energy			
(Cost $2,122,268)			2,364,614
Total Common Stocks			
(Cost $11,123,395)			12,199,479

 

	Bond Rating Moody's/S&P	Shares	Market Value
Nonconvertible Preferred Stocks 16.44%			
Financial 12.85%			
Financial Services 0.46%			
First Republic Capital Trust II, Series B, 8.75% [1][7]	NR/BB	20,000	$ 505,000
Insurance 0.24%			
Delphi Financial Group Inc., 8.00%, 05/15/2033	Ba1/BBB	10,000	268,900
Real Estate Investment Trusts (REITs) 12.15%			
Apartments 0.71%			
Apartment Investment and Management Co.:			
Series G, 9.375%	Ba3/B+	10,000	270,500
Series T, 8.00%	Ba3/B+	10,000	254,000
Series V, 8.00%	Ba3/B+	10,000	252,000
			776,500
Diversified 2.75%			
Capital Automotive, Series B, 8.00%	NR/NR	20,000	524,000
Colonial Properties Trust:			
Series C, 9.25%	Ba1/BB+	4,000	107,600
Series D, 8.125%	Ba1/BB+	6,000	158,940
iStar Financial Inc.:			
Series E, 7.875%	Ba2/BB	20,000	515,626
Series F, 7.80%	Ba2/BB	20,000	508,000
Series G, 7.65%	Ba2/BB	18,000	457,200
Series I, 7.50%	Ba2/BB	10,000	251,400
Vornado Realty Trust:			
Series C, 8.50%	Baa3/BBB-	4,000	103,680
Series E, 7.00%	Baa3/BBB-	15,000	405,000
			3,031,446
Healthcare 2.63%			
Health Care Property Investors Inc., Series F, 7.10%	Baa3/BBB	10,000	256,300
Health Care REIT Inc.:			
Series D, 7.875%	Ba2/BB+	10,000	259,700
Series F, 7.625%	Ba1/BB+	30,000	762,000
LTC Properties Inc., Series F, 8.00%	NR/NR	20,625	541,406
Nationwide Health Properties Inc., 7.677%	Ba1/BB+	950	99,008
Omega Healthcare Investors, Series D, 8.375%	B3/B	12,500	327,500
SNH Capital Trust I, 10.125%, 06/15/2041	Ba3/BB-	24,000	656,160
			2,902,074
Hotels 1.73%			
Felcor Lodging, Series B, 9.00%	B3/CCC	10,000	252,900



	Bond Rating Moody's/S&P	Shares	Market Value
Hospitality Properties, Series B, 8.875%	Ba1/BB+	15,000	$ 416,250
Host Marriot Corp.:			
Class C, 10.00%	B3/CCC+	16,000	434,240
Class E, 8.875%	B3/CCC+	29,000	800,835
			1,904,225
Manufactured Homes 0.35%			
Affordable Residential, Series A, 8.25%	NR/NR	15,000	381,000
Mortgage 0.39%			
Anthracite Capital Inc., Series C, 9.375%	NR/NR	16,200	432,540
Office Property 1.52%			
Brandywine Realty, Series C, 7.50%	NR/NR	8,000	203,920
Crescent Real Estate, Series A, 6.75%	B3/NR	15,000	324,375
Glimcher Realty Trust, Series G, 8.125%	Ba3/B	12,000	307,080
Highwoods Properties Inc., Series A, 8.625%	Ba3/BB+	50	53,063
Maguire Properties Inc., Series A, 7.625%	NR/NR	20,500	526,850
SL Green Realty Corp., Series C, 7.625%	NR/NR	10,000	255,500
			1,670,788
Regional Malls 0.78%			
The Mills Corp., Series C, 9.00%	NR/NR	10,000	271,400
Taubman Centers Inc.:			
Series A, 8.30%	B1/B+	3,400	87,720
Series G, 8.00%	B1/B+	20,000	503,126
			862,246
Shopping Centers 0.96%			
Kramont Realty Trust, Series E, 8.25%	B3/NR	8,000	215,440
Realty Income Corp., Series D, 7.375%	Baa3/BBB-	20,000	534,000
Regency Centers Corp., 7.25%	Baa3/BBB-	12,000	308,400
			1,057,840
Storage 0.10%			
Public Storage, Inc., Series R, 8.00%	Baa2/BBB+	4,000	107,400
Warehouse - Industrial 0.23%			
First Industrial Realty Trust Inc., 6.236%	Baa3/BBB-	250	255,625
Total Financial			
(Cost $13,796,647)			14,155,584
Industrial 2.03%			
Airlines 0.37%			
AMR Corp., 7.875%, 07/13/2039	Caa2/NR	10,000	179,000

 

	Bond Rating Moody's/S&P	Shares	Market Value
Delta Air Lines Inc., 8.125%, 07/01/2039	NR/CC	18,000	$ 219,060
UAL Corp. Capital Trust, Series T, 13.25% [5]**	NR/NR	1,000	1,050
			399,110
Autos 0.69%			
Delphi Automotive Capital Trust I, 8.25%, 10/15/2033	Baa3/BB	10,000	261,700
General Motors Corp., 7.375%, 05/15/2048	Baa1/BBB	20,000	501,000
			762,700
Cable & Media 0.20%			
Shaw Communications Inc., 8.875%, 09/28/2049	Ba3/B+	10,000	220,255
Leisure 0.29%			
Hilton Hotels Corp., 8.00%, 08/15/2031	Ba1/BBB-	12,000	320,280
Other Industrial 0.48%			
RC Trust I, Series C, 7.00%, 05/14/2006	Ba1/BB	10,000	529,063
Total Industrial			
(Cost $2,368,387)			2,231,408
Utilities & Energy 1.56%			
Energy - Non Utility 0.67%			
Coastal Finance I, 8.375%, 06/30/2038	Caa3/CCC-	10,000	247,900
El Paso Tennessee Pipeline, 8.25%	Ca/CCC-	10,000	488,750
			736,650
Utilities 0.89%			
Cleveland Electric Financing Trust I, 9.00%, 12/15/2031	Ba1/BB	4,000	110,400
EIX Trust I, Series A, 7.875%, 07/26/2029	Ba1/B+	2,000	50,100
NVP Capital I, Series A, 8.20%, 03/31/2037	B3/CCC+	10,000	253,000
REI Trust I, Series C, 7.20%, 03/31/2048	Ba3/BB+	12,000	304,320
TECO Capital Trust I, 8.50%, 01/31/2041	Ba3/B	10,000	261,400
			979,220
Total Utilities & Energy			
(Cost $1,541,659)			1,715,870
Total Nonconvertible Preferred Stocks			
(Cost $17,706,693)			18,102,862

Convertible Preferred Stocks 2.65%

Financial 0.18%

Hotels 0.18%

Felcor Lodging	B3/CCC	8,000	198,000



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Total Financial			
(Cost $194,800)			$ 198,000
Industrial 1.95%			
Airlines 0.15%			
Continental Airlines Finance Trust II, 6.00%, 11/15/2030	C/CCC	7,500	165,000
Autos 1.80%			
Ford Motor Co. Capital Trust II, 6.50%, 01/15/2032	Baa2/BB	20,000	1,052,500
General Motors Corp., Series B, 5.25%, 03/06/2032	Baa1/BBB	40,000	935,000
			1,987,500
Total Industrial			
(Cost $2,105,966)			2,152,500
Utilities & Energy 0.52%			
Energy - Non Utility 0.52%			
AES Trust III, 6.75%, 10/15/2029	Caa2/CCC+	10,000	473,750
El Paso Corp., Series A, 9.00%, 08/16/2005	Caa1/NR	3,000	93,374
			567,124
Total Utilities & Energy			
(Cost $464,875)			567,124
Total Convertible Preferred Stocks			
(Cost $2,765,641)			2,917,624
Convertible Bonds 0.97%			
Industrial 0.97%			
Cable & Media 0.97%			
Charter Communication Holdings Capital Corp.,			
5.875%, 11/16/2009 [1]	Ca/CCC	1,000,000	1,070,000
Total Industrial			
(Cost $1,000,000)			1,070,000
Total Convertible Bonds			
(Cost $1,000,000)			1,070,000
Corporate Bonds 55.65%			
Financial 3.84%			
Financial Services 1.27%			
Emigrant Capital Trust II, 5.03%, 04/14/2034 [1][2]	NR/NR	500,000	496,534
Finova Capital Corp., 7.50%, 11/15/2009	NR/NR	10,950	5,311
General Motors Acceptance Corp., 4.60%, 12/1/2014	Baa1/BBB	900,000	891,991
			1,393,836

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Insurance 1.89%			
Markel Capital Trust I, Series B, 8.71%, 01/01/2046	Ba1/BB	750,000	$ 796,050
Provident Financing Trust, 7.405%, 03/15/2038	Ba2/B+	250,000	218,107
Zurich Reinsurance, 7.125%, 10/15/2023	Baa1/BBB	1,700,000	1,062,500
			2,076,657
Real Estate Investment Trusts (REITs) 0.68%			
Diversified 0.51%			
iStar Financial Inc.:			
8.75%, 08/15/2008	Baa3/BBB-	40,000	45,640
7.70%, 07/15/2017	Ba1/BB+	460,000	525,453
			571,093
Hotels 0.05%			
Felcor Suites LP, 7.625%, 10/01/2007	B1/B-	50,000	53,125
Shopping Centers 0.12%			
Price Development Co. LP, 7.29%, 03/11/2008	Baa3/BB+	125,000	131,001
Total Financial			
(Cost $4,103,064)			4,225,712
Industrial 47.68%			
Airlines 7.47%			
American Airlines:			
Pass-Through Certificates, Series 2004-1A, 7.25%, 02/05/2009 [4]	Ba2/BBB-	500,000	478,125
Pass-Through Certificates, Series 93-A6, 8.04%, 09/16/2011 [4]	NR/B-	455,792	361,568
Pass-Through Certificates, Series 2001-01, Class A-2, 6.817%, 05/23/2011 [4]	Ba1/BBB	750,000	699,181
Atlas Air, Inc.:			
Pass-Through Certificates, Series 1999-1, Class A-2, 6.88%, 07/02/2009 [4]	NR/NR	885,565	847,299
Pass-Through Certificates, Series 1999-1, Class A-1, 7.20%, 01/02/2019 [4]	NR/NR	109,256	106,037
Continental Airlines, Inc.:			
Pass-Through Certificates, Series 1998-3, Class A-2, 6.32%, 11/01/2008	Baa3/A	50,000	49,439
Pass-Through Certificates, Series 2001-1, Class C, 7.033%, 06/15/2011 [4]	B2/BB-	81,134	64,978
Pass-Through Certificates, Series 1997-1B, 7.461%, 04/01/2013 [4]	Ba3/B+	90,982	72,517
Pass-Through Certificates, Series 1999-1, Class B, 6.795%, 08/02/2018 [4]	Ba2/BBB-	279,414	230,758



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Pass-Through Certificates, Series 1999-2, Class B, 7.566%, 03/15/2020 [4]	Ba2/BBB-	223,553	$ 175,207
Delta Air Lines, Inc.:			
10.00%, 08/15/2008	NR/CC	1,214,000	801,240
Pass-Through Certificates, Series 2000-1, Class A-1, 7.379%, 05/18/2010 [4]	Ba1/BBB-	30,466	29,497
Pass-Through Certificates, Series 2001-1, Class A-1, 6.619%, 03/18/2011 [4]	Ba1/BBB-	31,193	30,279
Pass-Through Certificates, Series 2001-1, Class A-2, 7.111%, 09/18/2011 [4]	Ba1/BBB-	1,750,000	1,689,371
Pass-Through Certificates, Series 2001-1, Class B, 7.711%, 09/18/2011 [4]	B3/B-	100,000	74,182
JetBlue Airways Corp., Series 2004-1C, 5.77%, 03/15/2008 [4]	Ba1/BB+	500,000	517,578
Northwest Airlines, Corp. :			
Series 1999-2B, 7.95%, 03/01/2015 [4]	Ba1/BBB-	355,756	285,332
Series 1999-1B, 7.36%, 02/01/2020 [4]	Ba3/B	370,280	249,067
United Air Lines, Inc.:			
Equipment Trust, Pass-Through Certificates, Series 92-A2, 9.35%, 04/07/2016 [5]**	NR/NR	475,000	241,359
Pass-Through Certificates, Series 2000-2, Class A-2, 7.186%, 10/01/2012 [5]	NR/NR	1,079,734	937,075
Pass-Through Certificates, Series 95-A1, 9.02%, 04/19/2012 [5]**	NR/NR	478,512	201,202
US Airways Inc., Pass-Through Certificates, Series 1998-1, Class A, 6.85%, 01/30/2018 [4]	Ba1/BBB-	96,886	91,534
			8,232,825

Autos   7.96%

Ford Motor Co.:			
7.00%, 10/01/2013	A3/BBB-	2,000,000	2,090,084
9.215%, 09/15/2021	Baa1/BBB-	300,000	338,834
7.45%, 07/16/2031	Baa1/BBB-	2,000,000	1,951,220
General Motors Corp.:			
7.125%, 07/15/2013	Baa1/BBB	1,250,000	1,265,885
8.25%, 07/15/2023	Baa1/BBB	1,750,000	1,789,176
Tenneco Automotive Inc., Series B, 10.25%, 07/15/2013	B2/B-	250,000	295,625
Visteon Corp., 7.00%, 03/10/2014	Ba1/BB+	1,100,000	1,031,250
			8,762,074

Cable & Media   3.83%

Charter Communication Holdings Capital Corp.:			
8.25%, 04/01/2007	Ca/CCC-	100,000	97,000
11.125%, 01/15/2011	Ca/CCC-	600,000	519,000

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
12.125%, 01/15/2012	Ca/CCC-	2,000,000	$ 1,240,000
Cox Enterprises, 7.875%, 09/15/2010 [1]	Baa3/BBB	1,000,000	1,116,615
Echostar DBS Corp., 5.885%, 10/01/2008 [2]	Ba3/BB-	250,000	260,625
Rogers Cable Inc., 5.50%, 03/15/2014	Ba2/BBB-	975,000	914,063
XM Satellite Radio Inc., 12.00%, 06/15/2010	Caa1/CCC+	56,000	66,640
			4,213,943

Computer Services 0.46%

Electronic Data Systems Corp.,			
Series B, 6.00%, 08/01/2013	Ba1/BBB-	500,000	507,142

Chemicals 0.52%

Borden Inc., 7.875%, 02/15/2023	Caa1/B-	75,000	62,625
Solutia Inc., 11.25%, 07/15/2009 [5]	NR/D	250,000	246,250
Union Carbide Chemical & Plastics Co.,			
7.875%, 04/01/2023	B1/BBB-	250,000	262,500
			571,375

Healthcare 4.31%

Biovail Corp. , 7.875%, 04/01/2010	B2/BB-	250,000	256,250
Columbia - HCA Inc., 7.19%, 11/15/2015	Ba1/BBB-	972,000	1,006,583
HCA Inc., 5.75%, 03/15/2014	Ba1/BBB-	250,000	239,826
Tenet Healthcare Corp., 9.875%, 07/01/2014	B3/B-	3,000,000	3,240,000
			4,742,659

Leisure 10.47%

Boyd Gaming Corp., 6.75%, 04/15/2014	B1/B+	250,000	264,375
Circus Circus, Inc., 7.625%, 07/15/2013	Ba2/BB-	1,500,000	1,648,125
Hyatt Equities LLC, 6.875%, 06/15/2007 [1]	Baa3/BBB	50,000	52,691
LCE Acquisition Corp., 9.00%, 08/01/2014	B3/CCC+	600,000	648,000
MGM Mirage Inc., 8.375%, 02/01/2011	Ba2/BB-	1,100,000	1,240,250
Mirage Resorts Inc., 7.25%, 08/01/2017	Ba1/BB+	1,100,000	1,149,500
Mohegan Tribal Gaming Authority:			
8.00%, 04/01/2012	Ba3/BB-	250,000	274,375
7.125%, 08/15/2014 [1]	Ba3/BB-	500,000	531,250
Park Place Entertainment, 8.125%, 05/15/2011	B3/B-	500,000	580,000
Premier Entertainment Biloxi, 10.75%, 02/01/2012	B3/B-	250,000	271,250
Seneca Gaming Corp., 7.25%, 05/01/2012	B2/BB-	100,000	106,000
Starwood Hotels & Resorts Worldwide Inc.:			
7.375%, 11/15/2015	Ba1/BB+	1,250,000	1,412,500
7.75%, 11/15/2025	Ba1/BB+	454,000	478,403
Station Casinos Inc., 6.875%, 03/01/2016	B1/B+	1,000,000	1,047,500
Sun International Hotels., 8.875%, 08/15/2011	B1/B+	750,000	826,875



	Bond Rating Moody's/S&P	Principal Amount/Shares	Market Value
Venetian Casino Resort, LLC, 11.00%, 06/15/2010	B2/B	450,000	$ 515,250
Wynn Las Vegas LLC, 6.625%, 12/1/2014[1]	B2/B+	500,000	493,750
			11,540,094
Other Industrial 7.06%			
Advanced Micro Devices Inc., 7.75%, 11/1/2012 [1][7]	B3/B-	1,500,000	1,537,500
Allegheny Ludlum Corp., 6.95%, 12/15/2025	B1/B+	405,000	400,950
Amerigas Partners LP, Series B, 8.875% 05/20/2011	B2/BB-	100,000	109,500
Cummins Engine Company Inc., 5.65%, 03/01/2098	Ba2/BB+	200,000	153,000
Freeport-McMoran Company Inc., 6.875%, 02/01/2014	B2/B	500,000	493,750
The Goodyear Tire & Rubber Co., 7.857%, 08/15/2011	B3/B	850,000	847,875
IDEX Corp., 6.875%, 02/15/2008	Baa3/BBB	75,000	80,603
International Steel Group, 6.50%, 04/15/2014 [1]	Ba3/BB	500,000	533,750
Kennametal Inc., 7.20, 06/15/2012	Ba1/BBB	50,000	54,758
Leucadia National Corp.:			
8.65%, 01/15/2027	Ba3/B	561,000	580,635
7.75%, 08/15/2013	Ba2/BB	1,500,000	1,627,500
Levi Strauss & Co., 7.00%, 11/01/2006	Ca/CCC	250,000	255,000
Solo Cup Co., 8.50%, 02/15/2014	B3/B-	250,000	261,250
Toys R Us Inc., 7.375%, 10/15/2018	Ba2/BB	200,000	189,000
U.S. Steel Corp., 9.75%, 05/15/2010	B1/BB-	175,000	202,125
Winn-Dixie Stores Inc., 8.875%, 12/16/2017	B3/B-	500,000	442,500
			7,769,696
Telecom & Related 5.60%			
American Tower Corp.:			
9.375%, 02/01/2009	Caa1/CCC	73,000	77,380
7.50%, 05/01/2012 [1]	Caa1/CCC	500,000	521,250
AT&T Corp., 9.05%, 11/15/2011	Ba1/BB+	500,000	572,500
Level 3 Communications, Inc., 12.875% 3/15/2010 [1]	Caa2/CC	200,000	167,000
Level 3 Financing Inc., 10.75%, 10/15/2011 [1]	Caa2/CCC-	950,000	852,625
Qwest Communications International Inc.,			
5.91%, 02/15/2009 [1][2]	B3/B-	1,000,000	1,002,500
Qwest Services Corp., 14.00%, 12/15/2014	Caa1/B	27,000	33,480
Rogers Cantel., 9.75%, 06/01/2016	Ba3/BB+	700,000	827,750
Rogers Wireless Inc.:			
6.375%, 03/01/2014	Ba3/BB+	750,000	735,000
7.50%, 03/15/2015 [1]	Ba3/BB	500,000	521,250
Time Warner Telecom LLC, Inc. 9.75%, 07/15/2008	B3/CCC+	250,000	250,000
US West Communications:			
7.50%, 06/15/2023	Ba3/BB-	375,000	360,000
6.875%, 09/15/2033	Ba3/BB-	276,000	243,570
			6,164,305



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Total Industrial			
(Cost $51,233,045)			$52,504,113
Utilities & Energy 4.13%			
Energy - Non Utility 1.69%			
Calpine Corp.:			
8.75%, 07/15/2013 [1]	NR/NR	200,000	154,500
9.625%, 09/30/2014 [1]	NR/B+	500,000	499,374
Duke Capital Corp., 4.302%, 05/18/2006	Baa3/BBB-	275,000	277,657
Dynegy Holdings Inc., 8.75%, 02/15/2012	Caa2/CCC+	150,000	157,500
Enron Corp.:			
6.75%, 07/01/2005 [5][6][7]**	NR/NR	150,000	0
8.25%, 09/15/2012 [5][6][7]**	NR/NR	2,025,000	0
Northern Border Pipeline, 6.25%, 05/01/2007	A3/A-	75,000	79,123
Tennessee Gas Pipeline Co.:			
7.50%, 04/01/2017	B1/B-	400,000	438,500
7.00%, 03/15/2027	B1/B-	100,000	105,707
Utilicorp United, 8.00%, 03/1/2023	B2/NR	150,000	150,750
			1,863,111
Utilities 2.44%			
DPL Capital Trust II, 8.125%, 09/01/2031	B1/B	300,000	339,750
Indianapolis Power & Light:			
6.30%, 07/01/2013 [1]	Baa2/BBB-	100,000	106,589
7.05%, 02/01/2024	Baa2/BBB-	250,000	253,621
Mirant Americas Generation, LLC,			
8.50%, 10/01/2021 [5]**	NR/NR	200,000	198,000
Nevada Power Co.:			
Series A, 8.25%, 06/01/2011	Ba2/BB	250,000	288,750
Series E, 10.875%, 10/15/2009	Ba2/NR	25,000	29,188
9.00%, 08/15/2013	Ba2/BB	250,000	291,250
Portland General Electric, 7.875%, 03/15/2010	Baa3/BBB	100,000	108,535
TECO Energy Inc., 7.20%, 05/01/2011	Ba2/BB	400,000	444,000
WPD Holdings, 7.25%, 12/15/2017 [1]	Baa2/BBB-	600,000	632,000
			2,691,683
Total Utilities & Energy			
(Cost $4,280,814)			4,554,794
Total Corporate Bonds			
(Cost $59,616,923)			61,284,619



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Asset-Backed Securities, Collateralized Obligations & Mortgage-Backed Securities 10.00%			
Asset-Backed Securities 0.56%			
Ace Securities Corp., 2004-IN1,			
Class B, 5.79%, 03/25/2013 [1][2][4][7]	Ba2/BB+	300,000	$ 239,640
Vanderbilt Mortgage Finance, Series 2002-B,			
Class B-1, 5.85%, 04/07/2018	Baa2/BBB	375,000	374,236
			613,876
Collateralized Debt Obligations 8.03%			
AHR, Series 2004-1A, Class G, 5.24%, 02/24/2014 [1][2][4][6][7]	NR/BBB-	500,000	500,000
CREST Ltd. Exeter Street Solar, Series 2004-1A,			
Class E1, 6.36%, 03/28/2017 [1][2][4][6][7]	NR/BB	498,827	498,826
CREST Ltd., Series 2003-1A,			
Class PS, 8.50%, 08/28/2012 [1][2][4][7][8]	NR/BB-	200,000	103,250
CREST Ltd., Series 2003-2A:			
Class E1, 7.66%, 12/28/2013 [1][2][4][6][7]	Ba3/BB	250,000	250,000
Class PS, 6.00%, 09/29/2014 [1][4][6][7][8]	NR/BB-	413,450	199,986
CREST Ltd., Series 2004-1A:			
Class H2, 7.334%, 10/28/2014 [1][4][6][7]	Ba3/BB	300,000	285,714
Class PS, 7.66712%, 12/28/2014 [1][4][6][7][8]	NR/BB-	1,064,633	500,000
CREST Ltd., Fairfield Street Solar, Series 2004-1A,			
Class F1, 7.275%, 12/28/2014 [1][2][3][4][6][7]	NR/NR	1,087,500	1,087,500
Denali Capital CLO III Ltd., Series 3A,			
Class B2L, 9.28%, 07/21/2010 [1][2][4][6][7]	Ba2/BB	250,000	241,125
I-Preferred Term Securities I Ltd., Subordinate Income			
Notes, 35.96%, 12/04/2012 [1][4][6][7][8]	NR/NR	100,000	100,000
MM Community Funding II Ltd.,			
Series 2I, 21.28%, 12/15/2011 [1][4][6][7][8]	NR/NR	500,000	475,000
N-STAR Real Estate CDO Ltd., Series 2004-2A,			
Class C2B, 7.588%, 12/28/2015 [1][4][6][7]	NR/BBB-	500,000	468,183
Preferred CPO Ltd., 10.026%, 07/26/2030 [1][2][6][7]	Baa3/NR	500,000	525,000
Preferred Term Securities VI Ltd., Subordinate Income			
Notes, 24.569%, 07/03/2012 [1][4][6][7][8]	NR/NR	100,000	100,000
Preferred Term Securities X Ltd., Subordinate Income			
Notes, 19.00%, 07/03/2013 [1][4][6][7][8]	NR/NR	150,000	150,000
Preferred Term Securities XI Ltd., Subordinate Income			
Notes, 19.00%, 10/03/2013 [1][4][6][7][8]	NR/NR	150,000	150,000
Preferred Term Securities XII Ltd., Subordinate Income			
Notes, 19.00%, 12/24/2013 [1][4][6][7][8]	NR/NR	250,000	250,000
Preferred Term Securities XIII Ltd., Subordinate Income			
Notes, 18.00%, 03/24/2014 [1][4][6][7][8]	NR/NR	500,000	500,000
Preferred Term Securities XIV Ltd., Subordinate Income			
Notes, 17.5%, 06/17/2034 [1][4][6][7][8]	NR/NR	500,000	500,000

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Regional Diversified Funding, Series 2004-1, 16.849%, 02/15/2014 [1][4][6][7][8]	NR/NR	500,000	$ 475,000
TIAA Real Estate CDO Ltd., Series 2003-1A, Class PS, 16.00%, 09/30/2013 [1][4][6][7][8]	NR/NR	250,000	250,000
Tricadia, 2003-1, Class PS, 17.575%, 12/15/2013 [1][4][6][7][8]	NR/NR	250,000	237,500
Tricadia, 2004-2a, 5.8125%, 12/13/2019, [1][2][4][6][7]	Baa1/BBB+	500,000	500,000
Tropic, Series 2004-1A, Class PS, 16.00%, 04/15/2035 [1][6][7][8]	NR/NR	500,000	500,000
			8,847,084

Commercial Mortgage-Backed Securities 1.41%

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Global Signal Trust, 2004-1, Class E, 5.395%, 1/15/2009 [1][4]	NR/BBB-	450,000	448,808
Global Signal Trust, 2004-2A, Class G, 7.113%, 12/15/2014 [1][3][4][6]	Ba2/BB-	1,000,000	1,000,000
Times Square Hotel Trust, 8.528%, 08/01/2026 [1][7]	Baa3/BB+	95,554	105,314
			1,554,122

Total Asset-Backed Securities, Collateralized Obligations
& Mortgage-Backed Securities

(Cost $10,995,202)			11,015,082

Mutual Funds 4.69%

		Principal Amount	Market Value
Goldman Sachs Financial Square Prime Obligations Fund - FST Shares		5,169,732	5,169,732
Total Mutual Funds			
(Cost $5,169,732)			5,169,732
Total Investments			
(Cost $108,377,586)		101.48%	$111,759,398
Liabilities in Excess of Other Assets		-1.48%	(1,629,189)
Net Assets		100.00%	$110,130,209

See Notes to Statements of Investments



Westcore Plus Bond Fund

	Bond Rating Moody's/S&P	Shares	Market Value
Nonconvertible Preferred Stocks 4.88%			
Financial 4.25%			
Real Estate Investment Trusts (REITs) 4.25%			
Apartments 0.31%			
Apartment Invetment and Management Co.,			
Series T, 8.00%	Ba3/B+	9,000	$ 228,600
BRE Properties Inc., Series C, 6.75%	Baa3/BBB	10,000	250,000
			478,600
Diversified 1.30%			
Colonial Properties Trust:			
Series C, 9.25%	Ba1/BB+	10,000	269,000
Series D , 8.125%	Ba1/BB+	13,000	344,370
iStar Financial:			
Series E, 7.875%	Ba3/B+	30,000	773,439
Series G, 7.65%	Ba3/B+	12,000	304,800
Series I, 7.50%	Ba3/B+	12,500	314,250
			2,005,859
Health Care 0.71%			
Health Care REIT Inc., Series F, 7.625%	Ba1/BB+	30,000	762,000
Omega Healthcare Investors, Series D, 8.375%	B3/B	12,500	327,500
			1,089,500
Manufactured Homes 0.32%			
Affordable Residential, Series A, 8.25%	NR/NR	19,500	495,300
Shopping Centers 1.03%			
New Plan Excel Realty Trust, Series E, 7.625%	Baa3/BBB-	13,000	347,100
Realty Income Corp., Series D, 7.375%	Baa3/BBB-	20,000	534,000
Taubman Centers Inc.:			
Series A, 8.30%	B1/B+	8,000	206,400
Series G, 8.00%	B1/B+	20,000	503,126
			1,590,626
Storage 0.16%			
Public Storage, Inc., Series R, 8.00%	Baa2/BBB+	9,000	241,650

 

	Bond Rating Moody's/S&P	Principal Amount/Shares	Market Value
Warehouse - Industrial 0.42%			
First Industrial Realty Trust Inc., 6.236%	Baa3/BBB-	625	$ 639,062
Total Financial			
(Cost $6,346,615)			6,540,597
Industrial 0.63%			
Autos 0.16%			
General Motors Corp., 7.375%, 05/15/2048	Baa1/BBB	10,000	250,500
Other Industrial 0.47%			
RC Trust I, Series C,			
7.00% 05/15/2006	Ba1/BB	13,500	714,235
Total Industrial			
(Cost $972,452)			964,735
Total Nonconvertible Preferred Stocks			
(Cost $7,319,067)			7,505,332
Convertible Preferred Stocks 0.30%			
Industrial 0.30%			
Autos 0.30%			
Ford Motor Co. Capital Trust II, 6.50%, 01/15/2032	Baa2/BB	6,000	315,750
General Motors Corp., Series B, 5.25%, 03/06/2032	Baa1/BBB	6,000	140,250
			456,000
Total Industrial			
(Cost $454,740)			456,000
Total Convertible Preferred Stocks			
(Cost $454,740)			456,000
Convertible Bonds 0.18%			
Industrial 0.18%			
Other Industrial 0.18%			
Corning Inc., Zero Coupon, 3.50%, 11/08/2015 [2]	Ba2/BB+	350,000	278,250
Total Industrial			
(Cost $239,501)			278,250
Total Convertible Bonds			
(Cost $239,501)			278,250



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Corporate Bonds 56.05%			
Financial 21.54%			
Financial Services 8.04%			
BB&T Corp., 5.20%, 12/23/2015	A2/A-	450,000	$ 452,292
Bear Stearns Co.:			
7.00%, 03/01/2007	A1/A	120,000	128,809
3.25%, 03/25/2009	A1/A	500,000	482,816
4.65%, 07/02/2018	A1/A	140,000	129,384
Charles Schwab Corp., 8.05%, 03/01/2010	A2/A-	210,000	241,480
Citigroup Inc., 5.00%, 09/15/2014 [1]	Aa2/A+	649,000	645,798
Comerica Inc., 4.8%, 05/01/2015	A3/A-	50,000	48,017
Emigrant Capital Trust II, 4.35%, 04/14/2034 [1]	NR/NR	850,000	844,108
Fifth Third Bancorp, 4.50%, 06/01/2018	Aa3/A+	75,000	69,118
First Empire Capital Trust, 8.277%, 06/01/2027	Aa3/A+	25,000	28,017
Ford Motor Credit Co., 7.00%, 10/01/2013	A3/BBB-	500,000	522,521
General Electric Capital Corp., Series A,			
6.90%, 09/15/2015	Aaa/AAA	400,000	456,882
General Motors Acceptance Corp.:			
3.36%, 07/16/2007 [2]	A3/BBB	950,000	941,009
4.61%, 12/01/2014 [2]	Baa1/BBB	1,000,000	991,101
Goldman Sachs Group Inc., 6.875%, 01/15/2011	Aa3/A+	120,000	134,396
M & I Capital Trust, 7.65%, 12/01/2026	A2/BBB+	650,000	698,056
M & T Bank, 3.85%, 04/01/2013	Baa1/BBB	401,000	395,845
Marshall & Ilsley Bank, 2.90%, 08/18/2009	Aa3/A+	590,909	577,657
Merrill Lynch & Company Inc.:			
7.00%, 04/27/2008	Aa3/A+	330,000	364,243
6.25%, 10/01/2014 [2]	Aa3/A+	1,200,000	1,183,824
Morgan Stanley & Co.:			
8.33%, 01/15/2007	Aa3/A+	230,000	252,240
4.75%, 04/01/2014	Aa3/A+	125,000	120,771
National City Corp., 6.875%, 05/15/2019	A2/A-	280,000	316,491
Pemex Finance Ltd., 7.80%. 02/15/2013, MBIA	Aaa/AAA	150,000	174,007
Toyota Motor Credit Co., 5.50%, 12/15/2008	Aaa/AAA	180,000	190,335
US Bancorp, 6.875%, 04/01/2006	Aa3/A+	60,000	62,600
Wachovia Corp., 3.50%, 08/15/2008	Aa3/A	700,000	691,657
Washington Mutual Inc., 4.00%, 01/15/2009	A3/A-	575,000	570,484
Wells Fargo & Co.:			
3.50%, 04/04/2008	Aa1/AA-	325,000	322,772
5.00%, 11/15/2014	A2/A	325,000	324,425
			12,361,155



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Insurance 2.19%			
Aetna Services, Inc., 7.125%, 08/15/2006	Aa3/A+	600,000	$ 633,373
Commerce Group Inc., 5.95%, 12/09/2013	Baa2/BBB	225,000	228,366
Fund American Companies, Inc., 5.875%, 05/15/2013	Baa2/BBB-	450,000	452,118
Meridian Funding Co. LLC, 1.90%, 11/24/2009 [1][2]	Aaa/AAA	400,000	401,432
Westfield Capital Corp., 5.125%, 11/15/2014 [1]	A2/A	1,500,000	1,468,295
Zurich Reinsurance, 7.125%, 10/15/2023	Baa1/BBB	300,000	187,500
			3,371,084
Real Estate Investment Trusts (REITs) 11.30%			
Apartments 0.79%			
BRE Properties Inc., 7.45%, 01/15/2011	Baa2/BBB	450,000	510,114
Colonial Realty LP, 7.00%, 07/13/2007	Baa3/BBB-	375,000	398,516
United Dominion Realty Trust, 3.90%, 03/15/2010	Baa2/BBB	325,000	311,938
			1,220,568
Diversified 2.59%			
Commercial Net Lease Realty, 6.25%, 06/15/2014	Baa3/BBB-	425,000	438,614
iStar Financial Inc.:			
8.75%, 08/15/2008	Baa3/BBB-	112,000	127,791
5.70%, 03/10/2014	Baa3/BBB-	475,000	475,970
7.70%, 07/15/2017	Ba1/BB+	500,000	571,145
Vornado Realty LP:			
4.50%, 08/15/2009	Baa2/BBB	550,000	545,261
4.75%, 12/01/2010	Baa2/BBB	285,000	283,307
Washington REIT, 5.25%, 01/15/2014	Baa1/A-	1,550,000	1,546,020
			3,988,108
Healthcare 2.75%			
Columbia/HCA Inc, 7.19%, 11/15/2015	Ba1/BBB-	725,000	750,795
HCA Inc., 5.75%, 03/15/2014	Ba1/BBB-	200,000	191,860
Health Care Property Investors Inc., 6.00%, 03/01/2015	Baa2/BBB+	525,000	539,510
Healthcare Realty Trust Inc.:			
8.125%, 05/01/2011	Baa3/BBB-	375,000	434,966
5.125%, 04/01/2014	Baa3/BBB-	575,000	558,908
Health Care REIT Inc., 6.00%, 11/15/2013	Baa3/BBB-	275,000	278,532
Nationwide Health Properties, 6.90%, 10/01/2037	Baa3/BBB-	1,200,000	1,278,900
Senior House Properties Trust, 8.625%, 01/15/2012	Ba2/BB+	175,000	199,062
			4,232,533



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Hotels 0.17%			
Felcor Suites LP, 7.625%, 10/01/2007	B1/B-	250,000	$ 265,625
Office Property 2.24%			
Boston Properties LP, 5.00%, 06/01/2015	Baa2/BBB	375,000	361,792
EOP Operating Partnership Ltd., 8.10%, 08/01/2010	Baa2/BBB+	786,000	919,740
Highwoods Realty LP, 7.125%, 02/01/2008	Ba1/BBB-	1,200,000	1,277,180
HRPT Properties Trust, 5.75%, 02/15/2014	Baa2/BBB	865,000	878,384
			3,437,096
Regional Malls 0.25%			
The Rouse Co., 8.00%, 04/30/2009	Baa3/BBB-	350,000	383,457
Shopping Centers 2.51%			
Chelsea GCA Realty Partnership, LP, 7.25%, 10/21/2007	Baa2/BBB	300,000	325,807
Chelsea Property Group, 6.875%, 06/15/2012	Baa2/BBB	50,000	55,312
Developers Diversified Realty, 7.00%, 3/19/2007	Baa3/BBB	400,000	426,580
Kimco Realty Corp., Series C, 5.98%, 07/30/2012	Baa1/A-	475,000	501,096
Price Development Co. LP, 7.29%, 03/11/2008	Baa3/BB+	600,000	628,806
Weingarten Realty Investors:			
7.00%, 07/15/2011	A3/A	550,000	622,566
4.857%, 01/15/2014	A3/A	715,000	700,904
6.64%, 07/15/2026	A3/A	545,000	591,936
			3,853,007
Total Financial			
(Cost $32,613,600)			33,112,633
Industrial 26.99%			
Airlines 4.94%			
America West Airlines Inc., Pass - Through Certificates,			
Series 1999-1, Class G, 7.93%, 01/02/2019, AMBAC [4]	Aaa/AAA	148,357	160,308
American Airlines :			
Series 2004-1A 7.25%, 02/05/2009	Ba2/BBB	750,000	717,187
Series 1999-1 A2, 7.024%, 10/15/2009 [4]	Baa3/BBB+	500,000	510,523
Atlas Air Inc., Series 1999-1 A-2, 6.88%, 07/02/2009 [4]	NR/NR	983,962	941,443
Continental Airlines, Inc.:			
Pass-Through Certificates, Series 1998-3,			
Class A-2, 6.32%, 11/01/2008	Baa3/A	250,000	247,195
Pass-Through Certificates, Series 1999-2,			
Class B, 7.566%, 03/15/2020 [4]	Ba2/BBB-	245,908	192,728

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Delta Air Lines, Inc.:			
10.00%, 08/15/2008	NR/CC	336,000	$ 221,760
Pass-Through Certificates, Series 2001-1,			
Class A-2, 7.111%, 09/18/2011 [4]	Ba1/BBB-	1,125,000	1,086,024
FedEx Corp.:			
Series A2, 7.89%, 9/23/2008	Baa1/BBB+	775,865	834,020
Series 1997-A, 7.50%, 1/15/2018 [4]	A1/A+	759,112	876,172
Northwest Airlines Corp., Series 1999-2B,			
7.95%, 03/01/2015 [4]	Ba1/BBB-	533,635	427,998
United Air Lines, Inc.:			
Equipment Trust, Pass-Through Certificates,			
Series 92-A2, 9.35%, 04/07/2016 [5]**	NR/NR	350,000	177,844
Pass-Through Certificates, Series 91-A2,			
10.02%, 03/22/2014 [5]**	NR/NR	50,000	23,907
Pass-Through Certificates, Series 95-A1,			
9.02%, 04/19/2012 [5]**	NR/NR	2,791,321	1,173,681
			7,590,790
Autos 3.50%			
DaimlerChrysler NA Holdings Corp., 6.50%, 11/15/2013	A3/BBB	600,000	641,722
Delphi Corp., 6.50%, 08/15/2013	Baa2/BBB-	475,000	474,162
Ford Motor Co., 7.45%, 07/16/2031	Baa1/BBB-	2,075,000	2,024,391
General Motors Corp., 8.25%, 07/15/2023	Baa1/BBB	1,500,000	1,533,579
Visteon Corp., 7.00%, 03/10/2014	Ba1/BB+	750,000	703,125
			5,376,979
Brewery 0.41%			
Anheuser-Busch Companies Inc.:			
4.95%, 01/15/2014	A1/A+	175,000	177,104
5.05% 10/15/2016	A1/A+	450,000	445,423
			622,527
Cable & Media 2.95%			
AT&T Broadband Corp., 8.375%, 03/15/2013	Baa3/BBB	300,000	364,039
Charter Communications Holdings Capital Corp.,			
11.125%, 01/15/2011	Ca/CCC-	625,000	540,625
Cox Communications Inc., 5.50%, 10/01/2015	Baa2/BBB	1,000,000	974,080
Cox Enterprises, 7.875%, 09/15/2010 [1]	Baa1/BBB	750,000	837,461
Rogers Cable Inc., 5.50%, 03/15/2014	Ba2/BBB-	1,275,000	1,195,312



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Time Warner Inc., 9.15%, 02/01/2023	Baa1/BBB+	475,000	$ 621,573
			4,533,090

Chemicals 1.64%

Borden Inc., 7.875%, 02/15/2023	Caa1/B-	775,000	647,125
Dow Chemical Co., 6.125%, 02/01/2011	A3/A1	350,000	379,062
Ferro Corp., 9.125%, 01/01/2009	Baa3/BB+	325,000	366,542
PPG Industries Inc., 6.875%, 02/15/2012	A2/A	1,000,000	1,131,513
			2,524,242

Commercial Services 0.19%

Aramark Services Inc., 7.00%, 05/01/2007	Baa3/BBB-	275,000	294,101

Health Care 1.63%

Eli Lilly & Co., 6.00%, 03/15/2012	Aa3/AA	100,000	108,775
Pfizer Inc., 4.50%, 02/15/2014	Aaa/AAA	250,000	244,731
Tenet Healthcare Corp., 9.875%, 07/01/2014 [1]	B3/B-	2,000,000	2,160,000
			2,513,506

Leisure 4.27%

Caesars Entertainment, Inc.:			
7.50%, 09/01/2009	Ba1/BB+	125,000	139,375
8.125%, 05/15/2011	Ba2/BB	500,000	580,000
Carnival Corp., 3.75%, 11/15/2007	A3/A-	400,000	398,550
Hilton Hotels Corp.:			
7.625%, 05/15/2008	Ba1/BBB-	550,000	607,960
7.50%, 12/15/2017	Ba1/BBB	1,050,000	1,202,808
Hyatt Equities LLC, 6.875%, 06/15/2007 [1]	Baa3/BBB	150,000	158,074
Mandalay Resort Group, 7.625%, 07/15/2013	Ba3/BB-	500,000	549,375
MGM Mirage, 8.375%, 02/01/2011	Ba2/BB-	500,000	563,750
Royal Caribbean Cruises Ltd., 6.75%, 03/15/2008	Ba2/BB+	350,000	375,375
Starwood Hotels & Resorts Worldwide Inc.,			
7.375%, 11/15/2015	Ba1/BB+	305,000	344,650
Station Casinos Inc., 6.875%, 03/01/2016	B1/B+	1,100,000	1,152,250
Wynn Las Vegas LLC, 6.625%, 12/01/2014 [1]	B2/B+	500,000	493,750
			6,565,917

Other Industrial 5.08%

Advanced Micro Devices Inc., 7.75%, 11/01/2012 [1][7]	B3/B-	975,000	999,375
Albertson's Inc., 6.95%, 08/01/2009	Baa2/BBB	70,000	77,365

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Alcan Inc., 6.25%, 11/01/2008	Baa1/A-	290,000	$ 311,703
Campbell Soup Co., 5.00%, 12/03/2012	A3/A	150,000	151,824
Coca-Cola Enterprises Inc., 6.125%, 08/15/2011	A2/A	140,000	153,295
Estee Lauder Inc., 6.00%, 01/15/2012	A1/A+	210,000	228,494
Fortune Brands Inc., 6.25%, 04/01/2008	A2/A	230,000	247,976
General Dynamics Corp., 4.25%, 05/15/2013	A2/A	125,000	120,815
Hewlett-Packard Co., 7.15%, 06/15/2005	A3/A-	190,000	194,462
Kennametal Inc., 7.20%, 06/15/2012	Ba1/BBB	335,000	366,879
Kimberly Clark Corp., 5.625%, 02/15/2012	Aa2/AA-	350,000	373,607
Leucadia National Corp.:			
7.75%, 08/15/2013	Ba2/BB	1,700,000	1,844,500
8.65%, 01/15/2027	Ba2/B	385,000	398,475
McDonald's Corp.:			
6.00%, 04/15/2011	A2/A	190,000	206,649
5.00%, 09/30/2016	A2/A	300,000	287,837
Sara Lee Corp., 6.25%, 09/15/2011	A3/A+	120,000	132,294
Target Corp.:			
7.50%, 08/15/2010	A2/A+	700,000	814,336
5.875%, 03/01/2012	A2/A+	120,000	129,768
Unilever Capital Corp., 7.125%, 11/01/2010	A1/A+	450,000	515,535
United Technologies Corp., 6.10%, 05/15/2012	A2/A	230,000	251,173
			7,806,362
Telecom & Related 2.38%			
American Tower Corp., 7.50%, 05/01/2012 [1]	Caa1/CCC	500,000	521,250
BellSouth Corp., 6.00%, 10/15/2011	A2/A	120,000	129,554
New England Telephone & Telegram, 6.875%, 10/01/2023	Aa3/A+	1,000,000	1,012,493
Nortel Networks Ltd., 6.125%, 02/15/2006	B3/B-	500,000	507,500
Qwest Communications International Inc.,			
5.91%, 02/15/2009 [1][2]	B3/B	500,000	501,250
Rogers Wireless Inc., 6.375%, 03/01/2014	Ba3/BB+	750,000	735,000
SBC Communications Inc., 6.25%, 03/15/2011	A2/A	120,000	130,606
Verizon Global, 4.375%, 06/01/2013	A2/A+	125,000	120,552
			3,658,205
Total Industrial			
(Cost $40,555,034)			41,485,719



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Utilities & Energy 7.53%			
Energy - Non-Utility 2.87%			
Ametek Inc., 7.20%., 07/15/2008	Ba1/BBB	750,000	$ 816,871
Conoco Phillips 66 Capital Trust II, 8.00%, 01/15/2037	Baa2/BBB	450,000	504,846
Duke Energy Corp., 4.302%, 05/18/2006	Baa3/BBB-	375,000	378,625
Enron Corp.:			
6.75%, 07/01/2005 [5][6][7]**	NR/NR	375,000	-
8.25%, 09/15/2012 [5][6][7]**	NR/NR	125,000	-
FPL Energy Caithness FDG, 7.645%, 12/31/2018 [1][6]	Baa3/BBB-	590,772	646,954
Kinder Morgan Energy Partners, LP, 6.75%, 03/15/2011	Baa1/BBB+	500,000	555,140
Lasmo Inc., 7.50%, 06/30/2006	A1/AA	90,000	95,868
Magellan Midstream Partners, 6.45%, 06/01/2014	Ba1/BBB	425,000	457,423
Northern Border Pipeline, 6.25%, 05/01/2007	A3/A-	445,000	469,460
Northern Natural Gas Co., 5.375%, 10/31/2012 [1]	Baa2/A-	350,000	362,120
Tennessee Gas Pipeline, 7.00%, 03/15/2027	B/B-	75,000	79,280
Transcontinental Gas Pipeline, 6.25%, 01/15/2008	B1/B+	50,000	52,875
			4,419,462
Utilities 4.66%			
CE Electric UK Funding Co., 6.995%, 12/30/2007 [1]	Baa3/BBB-	600,000	629,464
Centerpoint Energy Inc., 7.25%, 09/01/2010	Ba2/BBB-	225,000	250,019
Curtis Palmer Inc., 5.90%, 07/15/2014 [1]	Baa3/BBB	350,000	358,171
Duke Energy Corp., 5.30%, 10/01/2015	A3/BBB+	450,000	456,560
Indianapolis Power & Light:			
6.30%, 07/01/2013 [1]	Baa2/BBB-	350,000	373,062
7.05%, 02/01/2024	Baa2/BBB-	350,000	355,070
MidAmerica Energy Holdings Co., 5.875%, 10/01/2012	Baa3/BBB-	200,000	209,464
Nevada Power Co.:			
10.875%, 10/15/2009	Ba2/NR	200,000	233,500
6.50%, 4/15/2012 [1]	Ba2/BBB-	175,000	185,937
9.00%, 08/15/2013 [1]	Ba2/BB	175,000	203,875
Pacific Gas & Electric, 6.05%, 03/01/2034	Baa2/BBB	700,000	707,915
Portland General Electric, 7.875%, 03/15/2010	Baa3/BBB	200,000	217,069
Power Contract Financing LLC, 6.256%, 02/01/2010 [1]	Baa2/BBB	125,000	130,189
Power Receivables Finance LLC, 6.29%, 01/01/2012 [1]	Baa2/BBB	95,656	99,379
Tenaska Alabama II Partners LP, 6.125%, 03/30/2023 [1]	Baa3/BBB-	169,002	174,868
Tenaska Virgina Partners LP, 6.119%, 03/30/2024 [1]	Baa3/BBB-	199,804	207,737

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Virginia Electric & Power:			
4.10%,. 12/15/2008	A3/BBB+	250,000	$ 249,261
8.25%, 03/01/2025	A2/A-	1,375,000	1,438,878
WPD Holdings:			
6.875%, 12/15/2007 [1]	Baa2/BBB-	50,000	53,123
7.25%, 12/15/2017 [1]	Baa2/BBB-	500,000	526,667
Yorkshire Power Finance, 6.496%, 02/25/2008	Baa3/BBB-	100,000	104,620
			7,164,828
Total Utilities & Energy			
(Cost $11,557,141)			11,584,290
Total Corporate Bonds			
(Cost $84,725,775)			86,182,642

Asset-Backed Securities, Collateralized Obligations,
& Mortgage-Backed Securities 26.86%
Asset-Backed Securities 9.21%

	Bond Rating Moody's/S&P	Principal Amount	Market Value
ACE Securities Corp.:			
Series 2003-MH1, Class A2, 3.28%, 08/15/2030 [1]	Aaa/AAA	300,000	290,618
Series 2004-IN1, Class B, 5.16%, 02/25/2014 [1][4][7]	Ba2/BB+	379,000	302,746
Bear Stearns Co., Series 2003-7,			
Class A4, 4.993%, 10/25/2033	Aaa/AAA	402,012	398,946
Calfornia Infrastructure SCE-1, Series 1997-1,			
Class A6, 6.38%, 09/25/2006 [4]	Aaa/AAA	166,671	171,888
Citibank Credit Card Issuance Trust, Series 2003-A6,			
2.90%, 5/15/2008 [4]	Aaa/AAA	300,000	291,763
COMED Transitional Funding Trust, Series 1998-1,			
Class A6, 5.63%, 06/25/2007 [4]	Aaa/AAA	150,000	155,484
Countrywide Home Loans, Series 2004-2,			
Class 3A1, 5.48%, 02/25/2034 [4]	Aaa/AAA	658,038	666,102
Detroit Edison Securitization, Series 2001-01,			
Class A4, 6.19%, 03/01/2011 [4]	Aaa/AAA	400,000	437,528
Harley Davidson Motorcycle Trust, Series 2003-3,			
Class A2, 2.76%, 12/15/2007 [4]	Aaa/AAA	475,000	471,313
Honda Auto Receivables Owner Trust, Series 2003-3,			
Class A4, 2.77%, 12/21/2007 [4]	Aaa/AAA	400,000	396,364
Nissan Auto Receivables Owner Trust, Series 2003-3,			
Class A4,2.70%, 12/15/2006 [4]	Aaa/AAA	250,000	248,278



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Provident Funding Mortgage Loan Trust, Series 2004-1,			
Class 1A1, 4.087%, 03/25/2034 [4]	Aaa/AAA	448,995	$ 444,326
Union Acceptance Corp., Series 2002-A,			
Class A4, 4.59%, 03/08/2006 [4]	Aaa/AAA	357,530	360,817
Vanderbilt Mortgage Finance:			
Series 1996-A, Class A5, 7.425%, 05/07/2026	Aaa/AAA	121,749	127,182
Series 2002-B, Class B-1, 5.85%, 04/07/2018	Baa2/BBB	400,000	399,185
Volkswagen Auto Lease Trust, Series 2002-A,			
Class A4, 2.75%, 01/20/2006 [4]	Aaa/AAA	425,000	425,372
Wells Fargo Mortgage-Backed Securities Trust:			
Series 2003-M, Class A1, 4.788%, 12/25/2033	Aaa/AAA	374,745	370,412
Series 2004-E, Class A1, 4.911%, 11/25/2011	Aaa/AAA	488,349	477,703
Series 2004-O, Class A1, 4.954%, 08/25/2034	Aaa/AAA	7,214,405	7,203,858
West Penn Funding LLC, Series 1999,			
Class A4, 6.98%, 12/26/2008	Aaa/AAA	105,000	114,321
WFS Financial Owner Trust, Series 2002-1,			
Class A4A, 4.87%, 12/20/2006 [4]	Aaa/AAA	400,000	405,146
			14,159,352
Collateralized Debt Obligations 5.86%			
AHR, Series 2004-1A, Class G, 5.24%, 02/24/2014 [1][2][4][6][7]	NR/BBB-	500,000	500,000
CREST Ltd., Series 2003-1A:			
Class A1, 2.99%, 05/28/2010 [1][2][4][6]	Aaa/AAA	300,000	303,399
Class D2, 7.332%, 08/29/2012 [1][4][6]	Baa2/BBB	150,000	154,770
Class PS, 8.50%, 08/28/2012 [1][4][7][8]	Ba3/BB-	800,000	413,000
CREST Ltd., Series 2003-2A:			
Class A1, 2.89%, 12/28/2012 [1][2][4][6]	Aaa/AAA	298,733	298,733
Class PS, 6.00%, 09/29/2014 [1][4][6][7][8]	Ba3/BB	620,174	299,978
CREST Ltd., Series 2004-1A:			
Class H2, 7.334%, 10/28/2014 [1][4][6][7]	Ba3/BB	750,000	714,286
Fairfield Street Solar, Class F1, 5.00%,			
12/28/2014 [1][2][3][4][6][7]	NR/BB-	1,000,000	1,000,000
Diversified REIT Trust, Series 1999-1A,			
Class D, 6.78%, 03/18/2011	Baa3/BBB-	300,000	324,324
I-Preferred Term Securities I Ltd., Subordinate Income			
Notes, 35.96%, 12/04/2012 [1][4][6][7][8]	NR/NR	150,000	150,000
NSTAR Real Estate CDO Ltd., Series 2004-2A,			
Class C2B, 6.591%, 06/28/2039 [1][4][7]	NR/BBB-	600,000	561,819

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Preferred CPO Ltd., 10.026%, 07/26/2030 [1][6][7]	Baa3/NR	500,000	$ 525,000
Preferred Term Securities VI Ltd., Subordinate Income Notes, 24.569%, 07/03/2012 [1][4][6][7][8]	NR/NR	250,000	250,000
Preferred Term Securities X Ltd., Subordinate Income Notes, 19.00%, 07/03/2013 [1][4][6][7][8]	NR/NR	350,000	350,000
Preferred Term Securities XI Ltd.,Subordinate Income Notes, 19.00%, 10/03/2013 [1][4][6][7][8]	NR/NR	350,000	350,000
Preferred Term Securities XII Ltd.,Subordinate Income Notes, 19.00%, 12/24/2013 [1][4][6][7][8]	NR/NR	250,000	250,000
Preferred Term Securities XIII Ltd., Subordinate Income Notes, 18.00%, 03/24/2014 [1][4][6][7][8]	NR/NR	500,000	500,000
Preferred Term Securities XIV Ltd., Subordinate Income Notes, 17.50%, 06/17/2034 [1][4][6][7][8]	NR/NR	500,000	500,000
Regional Diversified Funding, Series 2004-1, 16.849%, 02/15/2014 [1][4][6][7][8]	NR/NR	500,000	475,000
TIAA Real Estate CDO Ltd., Series 2003-1A:			
Class C1, 3.61%, 09/30/2013 [1][2][4]	A3/A-	100,000	100,052
Class PS, 16.00%, 09/30/2013 [1][4][6][7][8]	NR/NR	250,000	250,000
Tricadia, Series 2003-1, Class PS, 17.575%, 12/15/2013 [1][4][6][7][8]	NR/NR	250,000	237,500
Tricadia, Series 2004-2A, 5.8125%, 12/13/2019 [1][2][4][6][7]	Baa1/BBB+	500,000	500,000
			9,007,861

Commercial Mortgage-Backed Securities 1.49%

Global Signal Trust:			
Series 2004-I, Class E, 5.395%, 01/15/2009 [1][4]	Baa3/BBB-	625,000	623,344
Series 2004-2A, Series G, 7.113%, 12/15/2014 [1][3][4][6]	Baa2/BB-	1,225,000	1,225,000
Times Square Hotel Trust, 8.528%, 08/01/2026 [1][7]	Baa3/BB+	406,106	447,586
			2,295,930

Mortgage-Backed Securities 10.30%

FHARM:			
Pool #781804, 5.138%, 07/01/2034		4,931,241	4,983,243
Pool #781811, 5.152%, 07/01/2034		2,461,846	2,488,754
Pool #781958, 5.127%, 09/01/2034		6,000,000	6,061,094
FHLMC:			
Gold Pool #G00336, 6.00%, 10/01/2024		385,899	400,032



	Bond Rating Moody's/S&P	Principal Amount	Market Value
FNMA:			
Pool #303845, 7.00%, 12/28/2013		90,965	$ 96,587
Pool #703703, 5.105%, 01/01/2033		248,266	253,714
Pool #555717, 4.351%, 08/01/2033		485,451	493,470
Pool #779610, 5.098%, 06/01/2034		645,711	652,986
GNMA, Pool #780019, 9.50%, 5/28/2038		120,724	132,513
Washington Mutual, Series 2003-AR3,			
Class B1, 4.766%, 04/25/2033	Aa2/AA	271,020	273,368
			15,835,761

Total Asset-Backed Securities, Collateralized Obligations & Mortgage-Backed Securities

(Cost $41,299,580)   41,298,904

U.S. Government & Agency Obligations 8.40%

	Principal Amount	Market Value
FHLB:		
7.155%, 01/12/2010	120,000	120,610
5.125%, 11/18/2013	75,000	76,024
8.00%, 02/09/2015	100,000	101,002
5.74%, 01/24/2018	125,000	125,049
5.35%, 05/09/2018	125,000	122,829
5.50%, 08/08/2018	150,000	148,288
5.75%, 03/04/2019	300,000	298,582
FNMA:		
4.34%, 02/17/2009 [2]	3,175,000	3,210,052
8.20%, 03/10/2016	55,000	70,094
6.78%, 12/28/2016	70,000	74,160
6.50%, 04/24/2017	70,000	71,311
5.75%, 11/07/2017	200,000	195,931
5.00%, 06/04/2018	200,000	192,487
U.S. Treasury Bonds, 10.00%, 05/15/2010	390,000	403,269
U.S. Treasury Notes:		
5.625%, 02/15/2006	3,000,000	3,103,008
7.00%, 07/15/2006	650,000	692,073
3.375%, 11/15/2008	3,000,000	2,986,641
5.00%, 08/15/2011	690,000	729,945
3.625%, 05/15/2013	200,000	191,820
		12,913,175



	Principal Amount	Market Value
Total U.S. Government & Agency Obligations		
(Cost $12,810,731)		$12,913,175
Mutual Funds 1.94%		
Goldman Sachs Financial Square Prime		
Obligations Fund - FST Shares	2,981,109	2,981,109
Total Mutual Funds		
(Cost $2,981,109)		2,981,109
Total Investments (Cost $149,830,503)	98.61%	151,615,412
Other Assets in Excess of Liabilities	1.39%	2,142,712
Net Assets	100.00%	$153,758,124

See Notes to Statements of Investments



Westcore Colorado Tax-Exempt Fund

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Certificates of Participation 4.23%			
Colorado Springs School District 11, Facility Corp.,			
Certificates of Participation, Lease Purchase Agreement:			
5.00%, 12/01/2013, Optional 12/01/2008			
@ 100.00, MBIA	Aaa/AAA	265,000	$ 289,086
5.00%, 12/01/2017, Optional 12/01/2008			
@ 100.00, MBIA	Aaa/AAA	220,000	239,996
Eagle County, Certificate of Participation,			
5.20%, 12/01/2012, Optional 12/01/2010			
@ 100.00, MBIA	Aaa/AAA	140,000	154,122
Fremont County, Certificate of Participation,			
Lease Purchase Agreement, 5.125%, 12/15/2012,			
Prerefunded 12/15/2007 @ 101.00, MBIA	Aaa/AAA	500,000	545,045
Larimer County, Certificate of Participation,			
Courthouse & Jail Facilities Lease Purchase Agreement,			
4.75%, 12/15/2009, Optional anytime @ 100.00, FSA	Aaa/AAA	500,000	534,375
Larimer County Courthouse & Office Facilities Certificate,			
3.80% 12/15/2011, FSA	Aaa/AAA	150,000	154,197
University of Colorado Certificates of Participation,			
5.00%, 06/01/2023, Optional 06/01/2013			
@ 100.00, AMBAC	Aaa/AAA	150,000	155,782
Weld County, Certificate of Participation,			
Correctional Facilities Lease Purchase Agreement			
5.35%, 08/01/2010, Optional anytime @ 100.00, MBIA	Aaa/AAA	510,000	550,989
Total Certificates of Participation			
(Cost $2,480,044)			2,623,592
General Obligation Bonds 56.40%			
County-City-Special District-School District 56.40%			
Adams County School District 12, 5.25%, 12/15/2009,			
Prerefunded 12/15/2007 @ 101.00, FGIC	Aaa/AAA	500,000	546,865
Adams County School District 50, 5.25%, 12/01/2010,			
Prerefunded 12/01/2006 @ 100.00	NR/AA-	500,000	529,600
Adams County School District 12, Series A:			
5.00%, 12/15/2016, Optional 12/15/2013			
@ 100.00, FSA	Aaa/AAA	500,000	539,950
5.00%, 12/15/2020, Optional 12/15/2011			
@ 100.00, MBIA	Aaa/AAA	500,000	523,515

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Adams & Arapahoe Counties			
Joint School District 28J:			
5.75%, 12/01/2006, MBIA	Aaa/AAA	100,000	$ 106,890
5.35%, 12/01/2015, Escrowed to Maturity	Aa3/AA-	260,000	297,450
5.00%, 12/01/2016, Optional 12/01/2013			
@ 100.00, FSA	Aaa/AAA	300,000	323,886
Adams & Arapahoe Counties			
School District 29J, 5.40%, 12/01/2009,			
Optional 12/01/2006 @ 100.00, MBIA	Aaa/AAA	100,000	105,909
Adams & Weld Counties			
School District 27J:			
5.55%, 12/01/2009, Optional 12/01/2006			
@ 100.00, FGIC	Aaa/AAA	250,000	264,995
5.50%. 12/01/2016, Prerefunded 12/01/2006			
@ 101.00, FGIC	Aaa/AAA	550,000	590,491
Arapahoe County School District 1:			
5.25%, 12/01/2013, Optional 12/01/2008			
@ 100.00, FSA	Aaa/AAA	500,000	544,410
5.25%, 12/01/2014, Optional 12/01/2008			
@ 100.00, FSA	Aaa/AAA	500,000	542,250
Arapahoe County School District 2,			
6.75%, 12/01/2004, Escrowed to Maturity	Aa3/NR	25,000	25,000
Arapahoe County School District 5, 5.50%, 12/15/2006	Aa2/AA	500,000	532,425
Arapahoe County School District 5, 4.125%, 12/15/2022	Aa2/AA	100,000	96,358
Arapahoe County School District 6, 5.50%, 12/01/2006	Aa2/AA	250,000	265,910
Archuleta & Hinsdale Counties			
Joint School District 50 JT, 5.50%, 12/01/2014,			
Prerefunded 12/01/2006 @ 101.00	Aaa/AAA	250,000	268,405
Basalt & Rural Fire Protection District,			
Eagle & Pitkin Counties, 5.20%, 12/01/2015,			
Prerefunded 12/01/2006 @ 100.00, AMBAC	Aaa/AAA	95,000	100,532
5.20%, 12/01/2015, Optional 12/01/2006			
@ 100.00, AMBAC	Aaa/AAA	5,000	5,271
Basalt Colorado Sanitation District, 5.00%, 12/1/2018,			
Optional 12/01/2011, @ 100.00, AMBAC	AAA/NR	125,000	131,936
Boulder County Open Space Open Space Cap Impt Tr Fd,			
5.40%, 8/15/2015, Optional 08/15/2010 @ 100.00	AA1/AA+	500,000	546,245
Boulder & Gilpin Counties,			
Boulder Valley School District Re-2:			
5.50%, 12/01/2005, FGIC	Aaa/AAA	100,000	103,359
5.00%, 12/01/2011, Optional 12/01/2008			
@ 100.00, FGIC	Aaa/AAA	1,000,000	1,077,060
5.125%, 12/01/2017, Optional 12/01/2009 @ 100.00	Aa3/AA	300,000	316,950
5.00%, 12/1/2013, Optional 12/01/2007			
@ 101.00, FGIC	Aaa/AAA	150,000	159,591



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Carbondale & Rural Fire Protection District, Garfield, Gunnison & Pitkin Counties, 5.20%, 12/01/2010, Optional 12/01/2004 @ 101.00, AMBAC	Aaa/AAA	100,000	$ 102,496
Chaffee County School District R-31, 5.10%, 12/01/2009, Prerefunded 12/01/2006 @ 100.00, FSA	Aaa/AAA	150,000	158,442
Chaffee & Fremont Counties School District R-32J, 5.00%, 12/01/2012, Optional 12/01/2007 @ 100.00, FSA	NR/AAA	425,000	457,381
City of Aspen, Series B Housing 5.00%, 12/1/2020, Optional 12/01/2006 @ 100.00	Aa3/NR	175,000	179,302
City & County of Denver Board Water Commissioners, 5.50%, 10/01/2011	Aa1/AA+	250,000	283,203
City & County of Denver 5.00%, 08/01/2014, Optional 08/01/2010 @ 100.00	Aa1/AA+	100,000	106,896
City & County of Denver Water Series A 4.75%, 12/1/2017, Optional 06/01/2013 @ 100.00, FSA	Aaa/AAA	500,000	525,310
City & County of Denver Series C 5.00%, 12/1/2017, Optional 12/01/2014 @ 100.00, FGIC	Aaa/AAA	500,000	541,285
Clear Creek County School District Re-1: 5.30%, 12/01/2010, Optional 12/01/2005 @ 100.00, MBIA	NR/AAA	300,000	309,099
5.40%, 12/01/2011, Optional 12/01/2005 @ 100.00, MBIA	NR/AAA	250,000	257,828
4.3%, , 12/1/2013,	NR/AAA	125,000	130,590
Douglas & Elbert Counties School District Re-1: 6.15%, 12/15/2008, Optional 12/15/2004 @ 101.00, MBIA	Aaa/AAA	250,000	253,453
5.25%, 12/15/2016, Optional 12/15/2011 @ 100.00, MBIA	Aaa/AAA	500,000	561,080
6.50%, 12/15/2016, Prerefunded 12/15/2004 @ 101.00, MBIA	Aaa/AAA	500,000	505,820
5.25%, 12/15/2017, Optional 12/15/2011 @ 100.00, MBIA	Aaa/AAA	1,000,000	1,122,160
Eagle, Garfield & Routt Counties School District Re-50J, 5.25%, 12/01/2015, Optional 12/01/2009 @ 101.00, FGIC	Aaa/AAA	1,000,000	1,092,300
El Paso County School District 2: 5.25%, 12/01/2012, Optional 12/01/2010 @ 100.00, MBIA	Aaa/AAA	250,000	276,148
5.70%, 12/01/2014, Prerefunded 12/01/2005 @ 100.00	Aa3/NR	100,000	103,524



	Bond Rating Moody's/S&P	Principal Amount	Market Value
El Paso County School District 12,			
5.00%, 09/15/2013, Optional 09/15/2012 @ 100.00	Aa1/NR	1,000,000	$ 1,090,700
El Paso County School District 20,			
5.70%, 12/15/2006, FGIC, Escrowed to Maturity	Aaa/AAA	250,000	267,305
El Paso County School District 49:			
6.75%, 12/01/2004, Optional 06/01/2004			
@ 100.00, MBIA	Aaa/AAA	65,000	65,000
6.00%, 12/01/2009; Sinking Fund			
12/01/2007 @ 100.00, FSA	Aaa/AAA	1,000,000	1,141,670
5.50%, 12/01/2017, Optional 12/01/2011			
@ 100.00, FGIC	Aaa/AAA	100,000	110,879
Evergreen Park & Recreation District:			
5.10%, 12/01/2014, Optional 06/01/2006			
@ 100.00, AMBAC	Aaa/NR	100,000	102,937
5.25%, 12/01/2017, Optional 12/01/2010			
@ 100.00, AMBAC	Aaa/NR	115,000	125,069
Garfield County School District RE-2,			
4.30%, 12/1/2015, Optional 12/01/2012			
@ 100.00, FSA	Aaa/NR	125,000	128,493
Garfield, Pitkin & Eagle Counties			
Roaring Fork School District Re-1:			
5.125%, 12/15/2010, Optional			
12/15/2005 @ 102.00, MBIA	Aaa/AAA	500,000	525,320
Grand County, East Grand School District 2,			
5.00%, 12/01/2017, Optional 12/01/2008			
@ 101.00, AMBAC	Aaa/AAA	500,000	548,960
Greenwood South Metropolitan District, Arapahoe County,			
5.50%, 12/01/2004, MBIA	Aaa/AAA	250,000	250,000
Gunnison & Saguache Counties,			
Watershed School District Re-1J,			
6.00%, 12/01/2005, MBIA	Aaa/AAA	150,000	155,772
Hyland Hills Park and Recreation District,			
5.375%, 12/15/2022, Optional 12/15/2012			
@ 100.00, AMBAC	Aaa/AAA	250,000	270,382
Jefferson County School District R-1:			
5.25%, 12/15/2011, Optional			
12/15/2008 @101.00, FGIC	Aaa/AAA	750,000	832,695
5.50%, 12/15/2014, Prerefunded 12/15/2008			
@ 101.00, FGIC	Aaa/AAA	525,000	587,879
La Plata County School District 9-R,			
5.25%, 11/01/2020, Optional 11/01/2012			
@ 100.00, MBIA	Aaa/NR	125,000	134,886
Larimer County, Poudre School District R-1:			
5.50%, 12/15/2008	Aa3/AA-	500,000	551,950
5.00%, 12/15/2016, Optional 12/15/2008			
@ 100.00, FSA	Aaa/AAA	700,000	747,488



	Bond Rating Moody's/S&P	Principal Amount	Market Value
6.00%, 12/15/2017, Optional 12/15/2010 @ 100.00, FGIC	Aaa/AAA	1,000,000	$ 1,154,880
Larimer, Weld, & Boulder Counties, Thompson School District R2-J:			
5.40%, 12/15/2013, Prerefunded 06/15/2007 @ 101.00, FGIC	Aaa/AAA	500,000	543,295
5.45%, 12/15/2016, Prerefunded 06/15/2007 @ 101.00, FGIC	Aaa/AAA	250,000	271,952
Mesa County Valley School District 51:			
6.00%, 12/01/2006, MBIA	Aaa/AAA	1,000,000	1,073,140
5.40 %, 12/01/2012, Prerefunded 12/01/2006 @ 101.00, MBIA	Aaa/AAA	500,000	535,840
Park County Platte Canyon School District 1,			
4.30%, 12/01/2010, Optional 12/01/2008 @ 100.00, MBIA	Aaa/AAA	250,000	263,015
Parker Colorado Property Metropolitan District 1,			
4.55%, 12/01/2012, Optional 12/01/2010 @ 100.00, AMBAC	Aaa/AAA	175,000	184,375
Pitkin County Open Space Acquisition,			
5.25%, 12/01/2018, Optional 12/01/2010 @ 100.00, AMBAC	Aaa/NR	340,000	363,763
Pitkin County School District No. 001,			
5.00%, 12/01/2020, Optional 12/01/2011 @ 100.00, FGIC	Aaa/AAA	150,000	157,023
Pueblo County School District 70:			
5.00%, 12/01/2011, Optional 12/01/2007 @ 100.00, AMBAC	Aaa/AAA	225,000	240,259
5.00%, 12/01/2015, Optional 12/01/2011 @ 100.00, FGIC	Aaa/AAA	165,000	176,434
Pueblo, Pueblo County Limited Tax:			
5.80%, 06/01/2011, Optional 06/01/2006 @ 100.00, MBIA	Aaa/AAA	200,000	209,772
6.00%, 06/01/2016, Optional 06/01/2006 @ 100.00, MBIA	Aaa/AAA	250,000	262,945
Rio Grande County School District C-8, 5.35%, 11/15/2011, Optional 11/15/2005 @ 100.00, FSA	NR/AAA	150,000	154,416
Routt County School District Re-2:			
5.05%, 12/01/2013, Prerefunded 12/01/2007 @ 100.00, MBIA	Aaa/AAA	250,000	269,407
5.00%, 12/01/2017, Prerefunded 12/01/2007 @ 100.00, MBIA	Aaa/AAA	1,000,000	1,076,190
San Miguel & Montrose Counties, School District R-2J,			
5.00%, 12/01/2012, Optional 12/01/2007 @ 100.00, MBIA	NR/AAA	100,000	107,619



	Bond Rating Moody's/S&P	Principal Amount	Market Value
San Miguel County School District R-1, 5.20%, 12/01/2006, Optional 12/01/2005 @ 100.00, MBIA	Aaa/AAA	250,000	$ 264,405
R-1, 5.50%, 12/01/2012, Optional 12/01/2005 @ 101.00, MBIA	Aaa/AAA	250,000	260,265
South Suburban Park and Recreation District, Arapahoe, Douglas & Jefferson Counties, 5.00%, 12/15/2012, Optional 12/15/2008 @ 100.00, FGIC	Aaa/AAA	250,000	269,632
Summit County School District Re-1, 6.55%, 12/01/2009, Prerefunded 12/01/2004 @ 100.00, FGIC	Aaa/AAA	1,000,000	1,000,000
Thornton, Adams County, Water,			
4.00%, 12/01/2011, FSA	Aaa/AAA	300,000	312,069
5.15%, 12/01/2007, FSA	Aaa/AAA	500,000	540,255
Upper San Juan Hospital District, Archuleta, Hinsdale & Mineral Counties, 4.65%, 11/01/2013, Optional 11/01/2007 @ 100.00, MBIA	NR/AAA	115,000	117,285
Weld County School District Re-4:			
5.30%, 12/01/2010, Prerefunded 12/01/2006 @ 100.00, MBIA	Aaa/AAA	150,000	159,025
5.00%, 12/01/2012, Optional 12/01/2011 @ 100.00, MBIA	Aaa/NR	750,000	816,832
5.45%, 12/01/2016, Prerefunded 12/01/2006 @ 100.00, MBIA	Aaa/AAA	500,000	531,540
Weld County School District 006, 5.50%, 12/01/2006	Aa3/AA-	250,000	265,810
Wray Community Hospital District, Yuma County, 5.00%, 10/15/2011, Optional 10/15/2004 @ 101.00, AMBAC	NR/AAA	250,000	253,387
Total General Obligation Bonds			
(Cost $33,205,533)			34,983,785

Revenue Bonds 32.52%

Special Tax 17.78%

Aspen Colorado Sales Tax, 5.00%, 11/01/2010, Optional 11/01/2009 @ 100.00	NR/A	120,000	127,886
Arapahoe County Highway E-470, 5.15%, 08/31/2005, Escrowed to Maturity, MBIA	Aaa/AAA	250,000	255,837
Arvada Sales & Use Tax Revenue, 5.10%, 12/01/2015, Optional 12/01/2008 @ 100.00, FGIC	Aaa/AAA	100,000	107,928
Boulder County Open Space Open Space Cap Impt Tr Fd:			
5.10%, 6/15/2008, Optional 06/15/2007 @ 100.00	NR/AA-	200,000	210,288
4.00%, 7/15/2014, Optional 07/15/2012 @ 100.00, MBIA	Aaa\AAA	100,000	101,309



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Boulder County Sales & Use Tax:			
5.75%, 12/15/2004, Prefunded, Escrowed to Maturity, FGIC	Aaa/AAA	65,000	$ 65,091
5.75%, 12/15/2004, FGIC	Aaa/AAA	435,000	435,565
Boulder County Sales & Use Tax,			
5.15%, 08/15/2013, Optional 08/15/2009 @ 100.00, AMBAC	Aaa/AAA	100,000	108,499
Broomfield Sales & Use Tax,			
5.20%, 12/01/2017, Optional 12/01/2012 @ 100.00, AMBAC	Aaa/NR	500,000	542,845
Castle Rock, Douglas County Sales & Use Tax,			
5.25%, 06/01/2006, FSA	Aaa/AAA	200,000	208,950
City and County of Denver Airport Series A Revenue,			
5.75%, 11/15/2016, Optional 11/15/2006 @ 101.00, MBIA	Aaa/AAA	300,000	320,763
Colorado Department of Transportaion:			
4.20%, 06/15/2009, MBIA	Aaa/AAA	225,000	237,535
5.70%, 06/15/2015, Prefunded 06/15/2010 @ 100.50, AMBAC	Aaa/AAA	250,000	284,415
Colorado Educational & Cultural Facilities Authority:			
5.00%, 09/01/2015, Optional 09/01/2011 @ 100.00, AMBAC	Aaa/NR	100,000	106,707
6.00% 12/1/2016, Optional 12/01/2010 @ 100.00, RADIAN	NR/AA	125,000	140,746
5.00%, 06/1/2020, Optional 06/01/2011 @ 100.00, AMBAC	Aaa/AAA	200,000	208,780
5.00%, 12/01/2021, Optional 12/01/2011 @ 100.00, AMBAC	Aaa/NR	150,000	156,285
Colorado Health Facilities Authority, Poudre Valley Health, Series A, 5.625%, 12/01/2019, Optional 12/01/2009@ 101.00, FSA	Aaa/NR	500,000	546,490
Colorado School of Mines Auxilary Facility Revenue Enterprise:			
5.25%, 12/01/2020, Optional 12/01/2012 @ 100.00, AMBAC	Aaa/AAA	505,000	545,319
5.00%, 12/1/2030, Optional 12/01/2009 @ 100.00, AMBAC	Aaa/AAA	100,000	100,455
Colorado Water Reservior & Power Development Authority,			
5.25%, 09/01/2011	Aaa/AAA	250,000	268,875
Denver City & County Excise Tax,			
5.25%, 09/01/2008, FSA	Aaa/AAA	500,000	547,525



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Douglas County Sales & Use Tax Open Space:			
5.25%, 10/15/2007, Optional 10/15/2006			
@ 100.00, MBIA	Aaa/AAA	300,000	$ 316,128
6.00%, 10/15/2009, FSA	Aaa/AAA	500,000	569,130
Durango Colorado Sales & Use Tax, 5.50, 12/1/2016,			
Optional 12/01/2009 @ 100.00, FGIC	Aaa/AAA	200,000	219,954
Greeley, Weld County Sales & Use Tax:			
4.80%, 10/01/2015, Optional 10/01/2008			
@ 100.00, MBIA	Aaa/AAA	250,000	258,005
5.15%, 10/01/2015, Optional 10/01/2010			
@ 100.00, MBIA	Aaa/AAA	500,000	533,345
Ignacio, La Plata County Sales Tax,			
4.75%, 12/01/2009, AMBAC	NR/AAA	150,000	162,598
Jefferson County Open Space Sales & Use Tax:			
5.00%, 11/01/2012, Optional 11/01/2009			
@ 100.00, FGIC	Aaa/AAA	500,000	540,910
5.00%, 11/01/2019, Optional 11/01/2009			
@ 100.00, FGIC	Aaa/AAA	100,000	104,642
Longmont, Boulder County Sales & Use Tax,			
5.50%, 11/15/2015, Optional 11/15/2010 @ 100.00	NR/AA	300,000	332,106
Montrose, Montrose County General Fund Excise			
Tax Revenue, 5.00%, 12/01/2017, Optional 12/01/2008			
@ 100.00, AMBAC	NR/AAA	150,000	158,377
Pitkin County Colorado Sales & Use Tax,			
4.00%, 12/01/2011, FSA	Aaa/AAA	125,000	130,029
Regional Transportation District Sales Tax,			
5.00%, 11/01/2015, Optional @ 11/01/2010			
@ 101.00, FGIC	Aaa/AAA	100,000	106,768
Thornton, Adams County Sales & Use Tax,			
Open Space & Parks, 5.25%, 09/01/2016,			
Optional 09/01/2011 @ 100.00, FSA	Aaa/AAA	500,000	541,510
University of Colorado Hospital Autority,			
5.00%, 11/15/2009, Optional 11/15/07			
@ 102.00, AMBAC	Aaa/NR	220,000	241,091
University of Colorado Enterprise Systems			
Revenue Series A, 5.10%, 06/01/2016,			
Optional 06/01/2011 @ 100.00	Aa3/AA-	150,000	159,797
University of Colorado Enterprise Systems			
Revenue Series B, 5.00%, 06/01/2024,			
Optional 06/01/2013 @ 100.00, FGIC	Aaa/AAA	150,000	154,925
University of Northern Colorado Auxiliary Facilities,			
5.00%, 06/01/2016, Optional 06/01/2011			
@ 100.00, AMBAC	Aaa/AAA	500,000	530,110



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Westminster Sales & Use Tax, 5.00%, 12/01/2014, Optional 12/01/2011@ 100.00	NR/AA	220,000	$ 236,922
Westminster Colorado Special Purpose Sales & Use Tax Post Project, Series B, 5.125%, 12/01/2016, Optional 12/01/2007 @ 101.00, FGIC	Aaa/AAA	100,000	106,394
			11,030,834

Other 0.53%

Boulder County, (Atmospheric Research) 4.00%, 09/01/2015, Optional 09/01/2013 @ 100.00, AMBAC	Aaa/AAA	120,000	120,965
Boulder County, (Atmospheric Research) 5.00%, 09/01/2022,Optional 09/01/2011 @ 100.00, MBIA	Aaa/AAA	200,000	207,278
			328,243

Utility 14.21%

Adams County Pollution Control, MBIA 5.625%, 4/1/2008	Aaa/AAA	175,000	175,522
Boulder, Boulder County, Water & Sewer: 5.75%, 12/01/2006, Optional 12/01/2004 @ 100.00	Aa2/AA+	75,000	75,174
5.50%, 12/01/2011, Optional 12/01/2006 @ 100.00	Aa2/AA+	500,000	528,705
5.30%, 12/01/2012, Optional 12/01/2010 @ 100.00	Aa2/AA+	125,000	137,071
Broomfield Water Activity Enterprise: 5.00%, 12/01/2015, Optional 12/01/2012 @ 100.00, MBIA	Aaa/NR	350,000	377,223
5.50%, 12/01/2018, Optional 12/01/2010 @ 101.00, MBIA	Aaa/NR	500,000	553,085
4.75%, 12/01/2022, Optional 12/01/2012 @ 100.00, MBIA	AAA/NR	125,000	127,753
Colorado Springs, El Paso County Utilities Systems, 5.75%, 11/15/2010, Optional 11/15/2006 @ 100.00	Aa2/AA	250,000	265,365
Colorado Water Resources & Power Development Authority, Clean Water, 5.40%, 09/01/2011, Optional 09/01/2010 @ 100.00	Aaa/AAA	500,000	553,960
Colorado Water Resources & Power Development Authority, Drinking Water, 5.00%, 09/01/2017, Optional 09/01/2012 @ 100.00	Aaa/AAA	500,000	531,960
Colorado Water Resources & Power Development Authority, Small Water Resources, 5.70%, 11/01/2015, Optional 11/01/2010 @ 100.00, FGIC	Aaa/AAA	500,000	561,610
Fort Collins, Larimer County Wastewater Utility Enterprise, Sewer, 5.375%, 12/01/2009, Optional 12/01/2005 @ 100.00, FGIC	Aaa/AAA	250,000	257,515

 

	Bond Rating Moody's/S&P	Principal Amount	Market Value
Fort Collins, Larimer County Water Utility Enterprise, 4.25%, 12/01/2009, Optional 12/01/2008 @ 100.00, FSA	Aaa/AAA	500,000	$ 524,710
Fort Collins, Larimer County Colorado Stormwater Utilities, 4.875%, 12/01/2020, Optional 12/01/2012 @ 100.00, AMBAC	Aaa/AAA	250,000	260,153
Fountian Valley Authority, Water Treatment, 5.20%, 12/01/2007, Optional 06/01/2006 @ 100.00	Aa2/AA	400,000	416,104
Golden Colorado Water & Waste Treatment, 4.95%, 11/15/2022, Optional 11/15/2013 @ 100.00, FSA	Aaa/NR	150,000	155,820
Greeley Colorado Water, 4.00%, 08/01/2019, Optional 08/01/2014 @ 100.00, AMBAC	Aaa/AAA	250,000	244,558
Little Thompson Water District, Larimer, Weld, & Boulder Counties, 5.50%, 12/01/2011, Optional 12/01/2005 @ 101.00, MBIA	Aaa/AAA	500,000	521,795
5.80%, 12/1/2018, Prerefunded 12/01/2010 @ 100.00 MBIA	Aaa/NR	150,000	169,274
Montrose Colorado Water & Sewer Revenue, 4.75%, 10/01/2016, Optional 10/01/2014 @ 100.00, XLCA	Aaa/AAA	1,000,000	1,056,260
Municipal Subdistrict, Northern Colorado Water Conservancy District, 5.25%, 12/01/2015, Optional 12/01/2007 @ 101.00, AMBAC	Aaa/AAA	250,000	270,075
Pleasant View Colorado Water and Sanitation District, 4.35%, 12/01/2013, Optional 12/01/2010 @ 101.00, MBIA	Aaa/AAA	125,000	130,359
Pueblo Colorado Board Waterworks, 5.25%, 11/01/2009, FSA	Aaa/AAA	120,000	132,646
Pueblo County Pollution Control, Pub. Svc.of Colo. Project 5.10%, 01/01/2019, Optional 01/01/2009 @ 102.00, AMBAC	Aaa/AAA	150,000	159,279
Thornton Colorado Water Enterprise, 5.00%, 12/01/2021, Optional 12/01/2014 @ 100.00, MBIA	Aaa/AAA	500,000	528,190
Westminster, Adams County Water & Wastewater Utility Enterprise, 6.25%, 12/01/2014, Prerefunded 12/01/2004 @ 100.00, AMBAC	Aaa/AAA	100,000	100,000
			8,814,166



	Bond Rating Moody's/S&P	Principal Amount	Market Value
Total Revenue Bonds			
(Cost $18,854,469)			$ 20,173,243
Mutual Funds 4.84%			
Dreyfus Municipal Money Market Fund		2,944,510	2,944,510
Fidelity Institutional Money Market Fund		55,611	55,611
Total Mutual Funds			
(Cost $3,000,121)			3,000,121
Total Investments			
(Cost $57,858,655)		97.99%	$ 60,780,741
Other Assets in Excess of Liabilities		2.01%	1,246,697
Net Assets		100.00%	$ 62,027,438

Notes to Statements of Investments

** *Non-income producing security.*

(1) *Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.*

(2) *The coupon rate shown on floating or adjustable rate securities represents the rate at period end.*

(3) *When - Issued Security. Cash equivalents are segregated equal to the purchase price.*

(4) *The expected maturity date listed herein differs from the legal maturity date due to call or put features or due to the expected schedule of principal payments.*

(5) *Income is not being accrued on this security due to the issuer's default or expected default on interest payments.*

(6) *This security has been valued at its fair value determined in good faith by or under the direction of the Board of Trustees.*

(7) *This security is considered illiquid by the investment adviser.*

(8) *This security represents a junior tranche whereby the holder is entitled to all residual interest, if any, which can vary. The rate listed is the investment adviser's estimated rate of residual interest as of the reporting date.*

 

Westcore Equity Funds

	Westcore MIDCO Growth Fund	Westcore Growth Fund
Assets		
Investments at value (cost - see below)	$190,414,057	$120,722,285
- see accompanying statements		
Cash and cash equivalents	0	0
Receivable for investments sold	0	960,230
Dividends and interest receivable	48,123	464,503
Receivable for fund shares subscribed	155,285	327,853
Investment for trustee deferred compensation plan	272,460	13,676
Receivable for merger related expenses	0	0
Prepaid and other assets	46,863	57,276
Total Assets	190,936,788	122,545,823
Liabilities		
Payable for investments purchased	1,444,733	916,331
Payable for fund shares redeemed	145,644	77,807
Payable for investment advisory fee	105,610	66,822
Payable for administration fee	48,743	30,841
Payable for trustee deferred compensation plan	272,460	13,676
Payable for trustee and officer fees	1,899	1,204
Payable for merger related expenses	0	0
Other payables	19,877	4,454
Total Liabilities	2,038,966	1,111,135
Net Assets	$188,897,822	$121,434,688
Composition of Net Assets		
Paid-in capital	$155,673,438	$106,491,334
(Over)/Undistributed net investment income	(1,008,255)	252,033
Accumulated net realized gain / (loss)		
on investments and foreign currency transactions	(5,749,802)	1,989,723
Net unrealized appreciation / (depreciation)		
on investments and translation of assets and		
liabilities denominated in foreign currencies	39,982,441	12,701,598
Net Assets	$188,897,822	$121,434,688
Net Asset Value Per Share		
Net Assets	$188,897,822	$121,434,688
Shares of beneficial interest outstanding	26,581,569	10,227,673
Net asset value and redemption price per share	$ 7.11	$ 11.87
Cost of Investments	$150,431,616	$108,020,687

See Notes to Financial Statements



Westcore Equity Funds *(continued)*

	Westcore Select Fund	Westcore International Frontier Fund
Assets		
Investments at value (cost - see below)	$ 8,029,230	$19,407,686
- see accompanying statements		
Cash and cash equivalents	0	34,645
Receivable for investments sold	0	0
Dividends and interest receivable	552	14,328
Receivable for fund shares subscribed	50	34,164
Investment for trustee deferred compensation plan	5,709	4,679
Receivable for merger related expenses	0	0
Prepaid and other assets	15,137	24,681
Total Assets	8,050,678	19,520,183
Liabilities		
Payable for investments purchased	0	142,737
Payable for fund shares redeemed	0	16,523
Payable for investment advisory fee	0	8,703
Payable for administration fee	2,103	4,928
Payable for trustee deferred compensation plan	5,709	4,679
Payable for trustee and officer fees	82	192
Payable for merger related expenses	0	0
Other payables	9,970	5,539
Total Liabilities	17,864	183,301
Net Assets	$ 8,032,814	$19,336,882
Composition of Net Assets		
Paid-in capital	$10,411,937	$27,835,993
(Over)/Undistributed net investment income	(41,568)	12,767
Accumulated net realized gain / (loss)		
on investments and foreign currency transactions	(4,156,262)	(11,628,625)
Net unrealized appreciation / (depreciation)		
on investments and translation of assets and		
liabilities denominated in foreign currencies	1,818,707	3,116,747
Net Assets	$ 8,032,814	$19,336,882
Net Asset Value Per Share		
Net Assets	$ 8,032,814	$19,336,882
Shares of beneficial interest outstanding	646,299	1,919,200
Net asset value and redemption price per share	$ 12.43	$ 10.08
Cost of Investments	$ 6,210,523	$16,293,013

See Notes to Financial Statements

 

Westcore Equity Funds *(continued)*

	Westcore Blue Chip Fund	Westcore Mid-Cap Value Fund+	Westcore Small-Cap Opportunity Fund
Assets			
Investments at value (cost - see below) - see accompanying statements	$ 61,816,054	$ 20,995,681	$ 24,582,090
Cash and cash equivalents	15,075	0	0
Receivable for investments sold	0	0	0
Dividends and interest receivable	262,602	34,970	5,220
Receivable for fund shares subscribed	9,121	101,349	12,152
Investment for trustee deferred compensation plan	29,378	2,037	23,933
Receivable for merger related expenses	25,940	0	0
Prepaid and other assets	15,121	19,251	21,341
Total Assets	62,173,291	21,153,288	24,644,736
Liabilities			
Payable for investments purchased	0	0	50,138
Payable for fund shares redeemed	16,503	0	0
Payable for investment advisory fee	20,694	9,547	12,386
Payable for administration fee	10,735	5,269	6,653
Payable for trustee deferred compensation plan	29,378	2,037	23,933
Payable for trustee and officer fees	432	206	250
Payable for merger related expenses	19,092	0	0
Other payables	46,887	2,314	9,562
Total Liabilities	143,721	19,373	102,922
Net Assets	$ 62,029,570	$ 21,133,915	$ 24,541,814
Composition of Net Assets			
Paid-in capital	$ 52,185,856	$ 16,062,761	$ 16,834,376
(Over)/Undistributed net investment income	104,316	8,705	(113,684)
Accumulated net realized gain / (loss) on investments and foreign currency transactions	(404,162)	1,381,998	3,850,870
Net unrealized appreciation / (depreciation) on investments and translation of assets and liabilities denominated in foreign currencies	10,143,560	3,680,451	3,970,252
Net Assets	$ 62,029,570	$ 21,133,915	$ 24,541,814
Net Asset Value Per Share			
Net Assets	$ 62,029,570	$ 21,133,915	$ 24,541,814
Shares of beneficial interest outstanding	4,973,331	1,235,353	666,354
Net asset value and redemption price per share	$ 12.47	$ 17.11	$ 36.83
Cost of Investments	$ 51,672,494	$ 17,315,230	$ 20,611,838

+ Formerly Westcore Mid-Cap Opportunity Fund

See Notes to Financial Statements



Westcore Bond Funds

	Westcore Flexible Income Fund	Westcore Plus Bond Fund	Westcore Colorado Tax-Exempt Fund
Assets			
Investments at value (cost - see below) - see accompanying statements	$111,759,398	$151,615,412	$ 60,780,741
Cash and cash equivalents	2,087,500	2,225,000	0
Receivable for investments sold	291,351	87,019	0
Dividends and interest receivable	1,368,122	1,825,778	1,188,344
Receivable for fund shares subscribed	485,893	761,173	81,499
Investment for trustee deferred compensation plan	12,805	32,744	19,047
Receivable for merger related expenses	0	87,452	39,295
Prepaid and other assets	54,221	75,264	17,421
Total Assets	116,059,290	156,709,842	62,126,347
Liabilities			
Payable for investments purchased	4,717,996	2,717,500	0
Payable for fund shares redeemed	1,133,727	52,485	285
Payable for investment advisory fee	33,181	9,149	6,823
Payable for administration fee	27,629	36,609	14,242
Payable for trustee deferred compensation plan	12,805	32,744	19,047
Payable for trustee and officer fees	1,077	1,434	558
Payable for merger related expenses	0	63,015	28,545
Other payables	2,666	38,782	29,409
Total Liabilities	5,929,081	2,951,718	98,909
Net Assets	$110,130,209	$153,758,124	$ 62,027,438
Composition of Net Assets			
Paid-in capital	$106,365,130	$150,737,054	$ 59,732,722
(Over)/Undistributed net investment income	77,571	53,241	(418)
Accumulated net realized gain / (loss) on investments and foreign currency transactions	305,697	1,182,920	(626,952)
Net unrealized appreciation / (depreciation) on investments and translation of assets and liabilities denominated in foreign currencies	3,381,811	1,784,909	2,922,086
Net Assets	$110,130,209	$153,758,124	$ 62,027,438
Net Asset Value Per Share			
Net Assets	$110,130,209	$153,758,124	$ 62,027,438
Shares of beneficial interest outstanding	10,694,282	14,179,582	5,463,755
Net asset value and redemption price per share	$ 10.30	$ 10.84	$ 11.35
Cost of Investments	$108,377,586	$149,830,503	$ 57,858,655



Westcore Equity Funds

For the Six Months Ended November 30, 2004

	Westcore MIDCO Growth Fund	Westcore Growth Fund
Investment Income		
Dividends (net of foreign withholding taxes of $1,226 for Growth Fund)	$ 266,552	$ 809,464
Interest	56,506	25,327
Total Income	323,058	834,791
Expenses		
Investment advisory fees	570,759	322,687
Administrative fees	263,845	149,761
Transfer agent fees	49,572	31,730
Fund accounting fees and expenses	27,315	16,976
Legal fees	5,194	3,442
Printing expenses	16,150	9,448
Registration fees	7,964	8,292
Audit fees	8,446	4,674
Custodian fees	8,210	6,514
Insurance	9,114	4,056
Trustee fees and expenses	14,129	8,621
Chief compliance officer fee	3,115	1,963
Merger related expenses	0	0
Other	2,993	1,263
Total expenses before waivers	986,806	569,427
Expenses waived by:		
Investment adviser	0	0
Administrators	0	0
Expenses reimbursed by:		
Investment adviser for merger	0	0
Net Expenses	986,806	569,427
Net Investment Income / (Loss)	(663,748)	265,364
Realized and Unrealized Gain/(Loss)		
Net realized gain/(loss) from:		
Investments	5,999,519	1,594,437
Foreign currency transactions	0	0
Net realized gain/(loss)	5,999,519	1,594,437
Net change in unrealized appreciation/(depreciation) on:		
Investments	2,953,717	6,900,105
Translation of assets and liabilities denominated in foreign currencies	0	0
Net change	2,953,717	6,900,105
Net Realized And Unrealized Gain/(Loss)	8,953,236	8,494,542
Net Increase/(Decrease) In Net Assets Resulting From Operations	$ 8,289,488	$ 8,759,906

See Notes to Financial Statements



Westcore Equity Funds *(continued)*

For the Six Months Ended November 30, 2004

	Westcore Select Fund	Westcore International Frontier Fund
Investment Income		
Dividends (net of foreign withholding taxes of $18,846 for International Frontier Fund)	$ 7,907	$ 124,696
Interest	1,807	4,664
Total Income	9,714	129,360
Expenses		
Investment advisory fees	24,634	104,936
Administrative fees	11,370	26,234
Transfer agent fees	8,442	10,830
Fund accounting fees and expenses	15,406	22,292
Legal fees	118	618
Printing expenses	528	1,706
Registration fees	6,198	6,178
Audit fees	2,912	3,590
Custodian fees	1,428	10,658
Insurance	376	744
Trustee fees and expenses	670	1,367
Chief compliance officer fee	134	314
Merger related expenses	0	0
Other	1,184	1,190
Total expenses before waivers	73,400	190,657
Expenses waived by:		
Investment adviser	(24,634)	(59,396)
Administrators	(5,181)	0
Expenses reimbursed by:		
Investment adviser for merger	0	0
Net Expenses	43,585	131,261
Net Investment Income / (Loss)	(33,871)	(1,901)
Realized and Unrealized Gain/(Loss)		
Net realized gain/(loss) from:		
Investments	143,182	(330,256)
Foreign currency transactions	0	117,316
Net realized gain/(loss)	143,182	(212,940)
Net change in unrealized appreciation/ (depreciation) on:		
Investments	514,378	(692,594)
Translation of assets and liabilities denominated in foreign currencies	0	1,083,280
Net change	514,378	390,686
Net Realized And Unrealized Gain/(Loss)	657,560	177,746
Net Increase/(Decrease) In Net Assets Resulting From Operations	$ 623,689	$ 175,845

See Notes to Financial Statements



Westcore Equity Funds *(continued)*
For the Six Months Ended November 30, 2004

	Westcore Blue Chip Fund	Westcore Mid-Cap Value Fund+	Westcore Small-Cap Opportunity Fund
Investment Income			
Dividends (net of foreign withholding taxes of $256 for Mid-Cap Value Fund)	$ 331,063	$ 120,802	$ 120,455
Interest	5,780	3,853	6,243
Total Income	336,843	124,655	126,698
Expenses			
Investment advisory fees	112,581	68,646	165,653
Administrative fees	51,961	27,459	49,696
Transfer agent fees	11,388	7,758	12,190
Fund accounting fees and expenses	15,792	16,550	15,940
Legal fees	1,224	822	962
Printing expenses	2,620	1,274	2,532
Registration fees	7,492	6,376	6,974
Audit fees	4,350	3,380	4,362
Custodian fees	4,140	1,600	6,648
Insurance	1,686	926	1,682
Trustee fees and expenses	2,898	1,501	2,538
Chief compliance officer fee	660	335	483
Merger related expenses	25,940	0	0
Other	956	1,119	1,397
Total expenses before waivers	243,688	137,746	271,057
Expenses waived by:			
Investment adviser	(18,970)	(23,334)	(55,708)
Administrators	0	0	0
Expenses reimbursed by:			
Investment adviser for merger	(25,940)	0	0
Net Expenses	198,778	114,412	215,349
Net Investment Income / (Loss)	138,065	10,243	(88,651)
Realized and Unrealized Gain/(Loss)			
Net realized gain/(loss) from:			
Investments	1,276,616	916,852	1,567,937
In-kind redemptions	0	0	2,294,504
Foreign currency transactions	0	0	0
Net realized gain/(loss)	1,276,616	916,852	3,862,441
Net change in unrealized appreciation/ (depreciation) on:			
Investments	1,129,945	1,279,537	(650,168)
Translation of assets and liabilities denominated in foreign currencies	0	0	0
Net change	1,129,945	1,279,537	(650,168)
Net Realized And Unrealized Gain/(Loss)	2,406,561	2,196,389	3,212,273
Net Increase/(Decrease) In Net Assets Resulting From Operations	$ 2,544,621	$ 2,206,632	$ 3,123,622

+ Formerly Westcore Mid-Cap Opportunity Fund

See Notes to Financial Statements



Westcore Bond Funds

For the Six Months Ended November 30, 2004

	Westcore Flexible Income Fund	Westcore Plus Bond Fund	Westcore Colorado Tax-Exempt Fund
Investment Income			
Dividends (net of foreign withholding taxes of $733 for Flexible Income Fund)	$ 928,537	$ 213,584	$ 0
Interest	2,660,628	3,322,366	1,120,528
Total Income	3,589,165	3,535,950	1,120,528
Expenses			
Investment advisory fees	197,705	256,709	129,909
Administrative fees	131,803	171,139	77,946
Transfer agent fees	25,582	28,870	9,430
Fund accounting fees and expenses	22,360	24,556	23,196
Legal fees	1,970	1,796	2,170
Printing expenses	6,866	9,146	4,882
Registration fees	7,900	7,726	1,520
Audit fees	4,840	4,872	4,674
Custodian fees	3,556	4,520	2,336
Insurance	3,118	4,072	2,628
Trustee fees and expenses	6,463	8,316	3,943
Chief compliance officer fee	1,759	2,321	203
Merger related expenses	0	87,452	39,296
Other	785	835	2,089
Total expenses before waivers	414,707	612,330	304,222
Expenses waived by:			
Investment adviser	(41,284)	(211,136)	(96,044)
Administrators	0	0	0
Expenses reimbursed by:			
Investment adviser for merger	0	(87,452)	(39,296)
Net Expenses	373,423	313,742	168,882
Net Investment Income / (Loss)	3,215,742	3,222,208	951,646
Realized and Unrealized Gain/(Loss)			
Net realized gain/(loss) from:			
Investments	361,518	302,258	16,339
Foreign currency transactions	723	0	0
Net realized gain/(loss)	362,241	302,258	16,339
Net change in unrealized appreciation/ (depreciation) on:			
Investments	4,345,547	1,523,802	467,813
Translation of assets and liabilities denominated in foreign currencies	16,634	0	0
Net change	4,362,181	1,523,802	467,813
Net Realized And Unrealized Gain/(Loss)	4,724,422	1,826,060	484,152
Net Increase/(Decrease) In Net Assets Resulting From Operations	$ 7,940,164	$ 5,048,268	$ 1,435,798

See Notes to Financial Statements



Westcore MIDCO Growth Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ (663,748)	$ (996,478)
Net realized gain/(loss) from investment transactions	5,999,519	13,641,134
Change in unrealized net appreciation or depreciation of investments	2,953,717	13,967,115
Net increase/(decrease) in net assets resulting from operations	8,289,488	26,611,771
Dividends and Distributions		
From net investment income	0	0
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	0	0
Beneficial Interest Transactions (Note 2)		
Shares sold	18,147,582	51,595,972
Shares issued in reinvestment of dividends and distributions	0	0
	18,147,582	51,595,972
Shares redeemed	(17,700,736)	(22,363,510)
Net increase/(decrease) from beneficial interest transactions	446,846	29,232,462
Redemption fees	2,426	5,374
Net Increase/(Decrease) In Net Assets	8,738,760	55,849,607
Net Assets:		
Beginning of period	180,159,062	124,309,455
End of period (including (over)/undistributed net investment income of ($1,008,255) and ($344,507), respectively)	$ 188,897,822	$ 180,159,062

[1] Unaudited.

See Notes to Financial Statements



Westcore Growth Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ 265,364	$ (133,986)
Net realized gain/(loss) from investment transactions	1,594,437	2,701,321
Change in unrealized net appreciation or depreciation of investments	6,900,105	4,133,078
Net increase/(decrease) in net assets resulting from operations	8,759,906	6,700,413
Dividends and Distributions		
From net investment income	0	0
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	0	0
Beneficial Interest Transactions (Note 2)		
Shares sold	39,750,853	51,680,713
Shares issued in reinvestment of dividends and distributions	0	0
	39,750,853	51,680,713
Shares redeemed	(9,092,584)	(9,237,808)
Net increase/(decrease) from beneficial interest transactions	30,658,269	42,442,905
Redemption fees	3,350	5,396
Net Increase/(Decrease) in Net Assets	39,421,525	49,148,714
Net Assets:		
Beginning of period	82,013,163	32,864,449
End of period (including (over)/undistributed net investment income of $252,033 and ($13,331), respectively)	$121,434,688	$82,013,163

[1] Unaudited.

See Notes to Financial Statements



Westcore Select Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ (33,871)	$ (50,941)
Net realized gain/(loss) from investment transactions	143,182	290,921
Change in unrealized net appreciation or depreciation of investments	514,378	1,187,329
Net increase/(decrease) in net assets resulting from operations	623,689	1,427,309
Dividends and Distributions		
From net investment income	0	0
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	0	0
Beneficial Interest Transactions (Note 2)		
Shares sold	805,023	825,701
Shares issued in reinvestment of dividends and distributions	0	0
	805,023	825,701
Shares redeemed	(927,800)	(2,044,147)
Net increase/(decrease) from beneficial interest transactions	(122,777)	(1,218,446)
Redemption fees	71	146
Net Increase/(Decrease) in Net Assets	500,983	209,009
Net Assets:		
Beginning of period	7,531,831	7,322,822
End of period (including (over)/undistributed net investment income of ($41,568) and ($7,697), respectively)	$ 8,032,814	$ 7,531,831

[1] Unaudited.

See Notes to Financial Statements



Westcore International Frontier Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ (1,901)	$ 29,578
Net realized gain/(loss) from investments and foreign currency transactions	(212,940)	1,627,283
Change in unrealized net appreciation or depreciation of investments and translation of assets and liabilities denominated in foreign currencies	390,686	2,152,380
Net increase/(decrease) in net assets resulting from operations	175,845	3,809,241
Dividends and Distributions		
From net investment income	0	(7,681)
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	0	(7,681)
Beneficial Interest Transactions (Note 2)		
Shares sold	7,848,091	7,308,628
Shares issued in reinvestment of dividends and distributions	0	7,148
	7,848,091	7,315,776
Shares redeemed	(2,613,279)	(7,209,499)
Net increase/(decrease) from beneficial interest transactions	5,234,812	106,277
Redemption fees	5,383	31,184
Net Increase/(Decrease) in Net Assets	5,416,040	3,939,021
Net Assets:		
Beginning of period	13,920,842	9,981,821
End of period (including (over)/undistributed net investment income of $12,767 and $14,668, respectively)	$ 19,336,882	$ 13,920,842

[1] Unaudited.

See Notes to Financial Statements



Westcore Blue Chip Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ 138,065	$ 21,889
Net realized gain/(loss) from investment transactions	1,276,616	2,494,490
Change in unrealized net appreciation or depreciation of investments	1,129,945	3,113,062
Net increase/(decrease) in net assets resulting from operations	2,544,626	5,629,441
Dividends and Distributions		
From net investment income	0	(38,019)
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	0	(38,019)
Beneficial Interest Transactions (Note 2)		
Shares sold	702,243	1,575,789
Shares issued in connection with acquisition of Aristata Equity Fund	28,569,298	0
Shares issued in reinvestment of dividends and distributions	0	37,505
	29,271,541	1,613,294
Shares redeemed	(3,225,139)	(4,548,454)
Net increase/(decrease) from beneficial interest transactions	26,046,402	(2,935,160)
Redemption fees	39	210
Net Increase/(Decrease) In Net Assets	28,591,067	2,656,472
Net Assets:		
Beginning of period	33,438,503	30,782,031
End of period (including (over)/undistributed net investment income of $104,316 and ($33,749), respectively)	$62,029,570	$ 33,438,503

[1] Unaudited.

See Notes to Financial Statements



Westcore Mid-Cap Value Fund *(formerly Westcore Mid-Cap Opportunity Fund)*

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ 10,243	$ (17,608)
Net realized gain/(loss) from investment transactions	916,852	1,575,111
Change in unrealized net appreciation or depreciation of investments	1,279,537	1,865,213
Net increase/(decrease) in net assets resulting from operations	2,206,632	3,422,716
Dividends and Distributions		
From net investment income	0	(434)
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	0	(434)
Beneficial Interest Transactions (Note 2)		
Shares sold	2,468,203	5,000,482
Shares issued in reinvestment of dividends and distributions	0	425
	2,468,203	5,000,907
Shares redeemed	(1,108,809)	(1,491,003)
Net increase/(decrease) from beneficial interest transactions	1,359,394	3,509,904
Redemption fees	25	1,078
Net Increase/(Decrease) In Net Assets	3,566,051	6,933,264
Net Assets:		
Beginning of period	17,567,864	10,634,600
End of period (including (over)/undistributed net investment income of $8,705 and ($1,538), respectively)	$21,133,915	$17,567,864

[1] Unaudited.

See Notes to Financial Statements



Westcore Small-Cap Opportunity Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ (88,651)	$ (210,857)
Net realized gain/(loss) from investment transactions	1,567,937	5,699,089
Net realized gain/(loss) from in-kind redemption	2,294,504	0
Change in unrealized net appreciation or depreciation of investments	(650,168)	3,627,013
Net increase/(decrease) in net assets resulting from operations	3,123,622	9,115,245
Dividends and Distributions		
From net investment income	0	0
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	0	0
Beneficial Interest Transactions (Note 2)		
Shares sold	7,232,888	21,139,258
Shares issued in reinvestment of dividends and distributions	0	0
	7,232,888	21,139,258
Shares redeemed	(19,854,567)	(23,127,930)
Net increase/(decrease) from beneficial interest transactions	(12,621,679)	(1,988,672)
Redemption fees	140	13,775
Net Increase/(Decrease) In Net Assets	(9,497,917)	7,140,348
Net Assets:		
Beginning of period	34,039,731	26,899,383
End of period (including (over)/undistributed net investment income of ($113,684) and ($25,033), respectively)	$24,541,814	$34,039,731

[1] Unaudited.

See Notes to Financial Statements



Westcore Flexible Income Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ 3,215,742	$ 2,631,592
Net realized gain/(loss) from investment transactions	362,241	166,497
Change in unrealized net appreciation or depreciation of investments	4,362,181	(760,283)
Net increase/(decrease) in net assets resulting from operations	7,940,164	2,037,806
Dividends and Distributions		
From net investment income	(3,117,403)	(2,524,274)
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	(3,117,403)	(2,524,274)
Beneficial Interest Transactions (Note 2)		
Shares sold	53,535,070	73,099,534
Shares issued in reinvestment of dividends and distributions	2,908,602	2,373,050
	56,443,672	75,472,584
Shares redeemed	(12,455,936)	(23,516,419)
Net increase/(decrease) from beneficial interest transactions	43,987,736	51,956,165
Redemption fees	17,437	106,495
Net Increase/(Decrease) In Net Assets	48,827,934	51,576,192
Net Assets:		
Beginning of period	61,302,275	9,726,083
End of period (including (over)/undistributed net investment income of $77,571 and ($20,768) respectively)	$110,130,209	$61,302,275

[1] Unaudited.

See Notes to Financial Statements



Westcore Plus Bond Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ 3,222,208	$ 3,553,182
Net realized gain/(loss) from investment transactions	302,258	1,269,410
Change in unrealized net appreciation or depreciation of investments	1,523,802	(2,088,279)
Net increase/(decrease) in net assets resulting from operations	5,048,268	2,734,313
Dividends and Distributions		
From net investment income	(3,121,194)	(3,463,730)
From net realized gain from investment transactions	0	(126,352)
Decrease in net assets from dividends and distributions	(3,121,194)	(3,590,082)
Beneficial Interest Transactions (Note 2)		
Shares sold	59,049,607	44,022,819
Capital contribution from in-kind transfer	5,689,168	0
Shares issued in connection with acquisition of Aristata Quality Bond Fund	10,600,469	0
Shares issued in reinvestment of dividends and distributions	2,915,110	3,382,451
	78,254,354	47,405,270
Shares redeemed	(13,139,811)	(12,601,249)
Net increase/(decrease) from beneficial interest transactions	65,114,543	34,804,021
Redemption fees	10,886	30,580
Net Increase/(Decrease) In Net Assets	67,052,503	33,978,832
Net Assets:		
Beginning of period	86,705,621	52,726,789
End of period (including (over)/undistributed net investment income of $53,241 and ($47,773), respectively)	$153,758,124	$ 86,705,621

[1] Unaudited.

See Notes to Financial Statements



Westcore Colorado Tax-Exempt Fund

	Six Months Ended November 30, 2004[1]	Year Ended May 31, 2004
Operations		
Net investment income/(loss)	$ 951,646	$ 1,931,554
Net realized gain/(loss) from investment transactions	16,339	(33,444)
Change in unrealized net appreciation or depreciation of investments	467,813	(2,393,098)
Net increase/(decrease) in net assets resulting from operations	1,435,798	(494,988)
Dividends and Distributions		
From net investment income	(938,299)	(1,928,152)
From net realized gain from investment transactions	0	0
Decrease in net assets from dividends and distributions	(938,299)	(1,928,152)
Beneficial Interest Transactions (Note 2)		
Shares sold	6,571,221	13,329,935
Shares issued in connection with acquisition of Aristata Colorado Quality Tax-Exempt Fund	9,926,142	0
Shares issued in reinvestment of dividends and distributions	816,733	1,489,207
	17,314,096	14,819,142
Shares redeemed	(6,011,672)	(17,636,925)
Net increase/(decrease) from beneficial interest transactions	11,302,424	(2,817,783)
Redemption fees	371	7,014
Net Increase/(Decrease) In Net Assets	11,800,294	(5,233,909)
Net Assets:		
Beginning of period	50,227,144	55,461,053
End of period (including (over)/undistributed net investment income of ($418) and ($13,765), respectively)	$62,027,438	$50,227,144

[1] Unaudited.

See Notes to Financial Statements



This page intentionally left blank.



Westcore MIDCO Growth Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[3]
Net asset value – beginning of the period	$6.79
Income from investment operations	
Net investment income/(loss)	(0.02)
Net realized and unrealized gain/(loss) on investments	0.34
Total income/(loss) from investment operations	0.32
Dividends and Distributions	
From net investment income	(0.00)
From net realized gain from investment transactions	(0.00)
Total distributions	(0.00)
Paid in-capital from redemption fees	(0.00)[4]
Net asset value – end of period	$7.11
Total return	4.71%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$188,898
Ratio of expenses to average net assets	1.12%[2]
Ratio of expenses to average net assets without fee waivers	1.12%[2]
Ratio of net investment income/(loss) to average net assets	(0.76)%[2]
Ratio of net investment income/(loss) to average net assets without fee waivers	(0.76)%[2]
Portfolio turnover rate[1]	31.20%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $52,582,769 and $61,081,714, respectively.

[2] Annualized.

[3] Unaudited.

[4] Less than ($.005) per share.

See Notes to Financial Statements



Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Year Ended May 31, 2000
$5.69	$5.81	$5.97	$18.09	$20.03
(0.03)	(0.02)	(0.05)	(0.06)	(0.17)
1.13	(0.10)	(0.11)	(2.10)	7.08
1.10	(0.12)	(0.16)	(2.16)	6.91
(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
(0.00)	(0.00)	(0.00)	(9.96)	(8.85)
(0.00)	(0.00)	(0.00)	(9.96)	(8.85)
-	-	-	-	-
$6.79	$5.69	$5.81	$5.97	$18.09
19.33%	(2.07)%	(2.68)%	(14.81)%	35.63%
$180,159	$124,309	$114,450	$146,441	$232,354
1.14%	1.15%	1.15%	1.15%	1.15%
1.18%	1.41%	1.33%	1.27%	1.21%
(0.62)%	(0.57)%	(0.75)%	(0.72)%	(0.81)%
(0.66)%	(0.83)%	(0.92)%	(0.84)%	(0.87)%
53.11%	49.48%	67.04%	190.77%	117.65%



Westcore Growth Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[4]
Net asset value – beginning of the period	$11.01
Income from investment operations	
Net investment income/(loss)	0.03
Net realized and unrealized gain/(loss) on investments	0.83
Total income/(loss) from investment operations	0.86
Dividends and Distributions	
From net investment income	(0.00)
From net realized gain from investment transactions	(0.00)
Total distributions	(0.00)
Paid in-capital from redemption fees	(0.00)[5]
Net asset value – end of period	$11.87
Total return	7.81%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$121,435
Ratio of expenses to average net assets	1.14%[3]
Ratio of expenses to average net assets without fee waivers	1.14%[3]
Ratio of net investment income/(loss) to average net assets	0.53%[3]
Ratio of net investment income/(loss) to average net assets without fee waivers	0.53%[3]
Portfolio turnover rate[1]	56.08%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $84,358,627 and $53,980,742, respectively.

[2] A significant portion of the Fund's total return was attributable to its investments in the Initial Public Offering ("IPO") market.

[3] Annualized.

[4] Unaudited.

[5] Less than ($.005) per share.

See Notes to Financial Statements

 

	Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Year Ended May 31, 2000
	$9.25	$10.48	$12.14	$15.24	$12.30
	(0.02)	(0.01)	(0.03)	(0.04)	(0.06)
	1.78	(1.22)	(1.53)	(0.73)	5.27
	1.76	(1.23)	(1.56)	(0.77)	5.21
	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)
	(0.00)	(0.00)	(0.10)	(2.33)	(2.26)
	(0.00)	(0.00)	(0.10)	(2.33)	(2.27)
	-	-	-	-	-
	$11.01	$9.25	$10.48	$12.14	$15.24
	19.03%	(11.74)%	(12.86)%	(5.54)%	4.88%[2]
	$82,013	$32,864	$25,827	$16,864	$16,157
	1.15%	1.15%	1.15%	1.15%	1.15%
	1.26%	1.52%	1.61%	1.64%	1.73%
	(0.26)%	(0.17)%	(0.38)%	(0.37)%	(0.46)%
	(0.37)%	(0.54)%	(0.85)%	(0.86)%	(1.04)%
	48.66%	41.19%	49.09%	65.07%	81.19%



Westcore Select Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[5]
Net asset value – beginning of the period	$11.46
Income from investment operations	
Net investment income/(loss)	(0.05)
Net realized and unrealized gain/(loss) on investments	1.02
Total income/(loss) from investment operations	0.97
Dividends and Distributions	
From net investment income	(0.00)
From net realized gain from investment transactions	(0.00)
Total distributions	(0.00)
Paid in-capital from redemption fees	(0.00)[3]
Net asset value – end of period	$12.43
Total return	8.46%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$8,033
Ratio of expenses to average net assets	1.15%[2]
Ratio of expenses to average net assets without fee waivers	1.94%[2]
Ratio of net investment income/(loss) to average net assets	(0.89)%[2]
Ratio of net investment income/(loss) to average net assets without fee waivers	(1.68)%[2]
Portfolio turnover rate[1]	52.28%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $3,811,590 and $4,173,854, respectively.

[2] Annualized.

[3] Less than ($.005) per share.

[4] A significant portion of the Fund's total return was attributable to its investments in the Initial Public Offering ("IPO") market.

[5] Unaudited.

* For the period October 1, 1999 (inception of offering) to May 31, 2000.

See Notes to Financial Statements

 

Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Period Ended May 31, 2000*
$9.46	$11.43	$12.73	$22.48	$10.00
(0.08)	(0.08)	(0.09)	0.06	(0.00)[3]
2.08	(1.89)	(1.21)	0.68	13.29
2.00	(1.97)	(1.30)	0.74	13.29
(0.00)	(0.00)	(0.00)	(0.08)	(0.01)
(0.00)	(0.00)	0.00	(10.41)	(0.80)
(0.00)	(0.00)	(0.00)	(10.49)	(0.81)
-	-	-	-	-
$11.46	$9.46	$11.43	$12.73	$22.48
21.14%	(17.24)%	(10.21)%	6.03%[4]	134.33%[4]
$7,532	$7,323	$14,871	$31,617	$36,037
1.15%	1.15%	1.15%	1.15%	1.15%[2]
2.08%	2.19%	1.59%	1.43%	1.39%[2]
(0.68)%	(0.59)%	(0.47)%	0.17%	(0.02)%[2]
(1.61)%	(1.63)%	(0.91)%	(0.11)%	(0.26)%[2]
80.76%	105.70%	1152.79%	1532.62%	1142.65%



Westcore International Frontier Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[5]
Net asset value – beginning of the period	$9.97
Income from investment operations	
Net investment income/(loss)	(0.00)[2]
Net realized and unrealized gain/(loss) on investments	0.11
Total income/(loss) from investment operations	0.11
Dividends and Distributions	
From net investment income	(0.00)
From net realized gain from investment transactions	(0.00)
Total distributions	(0.00)
Paid in-capital from redemption fees	(0.00)[2]
Net asset value – end of period	$10.08
Total return	1.10%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$19,337
Ratio of expenses to average net assets	1.50%[4]
Ratio of expenses to average net assets without fee waivers	2.17%[4]
Ratio of net investment income/(loss) to average net assets	(0.03)%[4]
Ratio of net investment income/(loss) to average net assets without fee waivers	(0.70)%[4]
Portfolio turnover rate[1]	17.26%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $8,146,616 and $2,869,419, respectively.

[2] Less than ($.005) per share.

[3] A significant portion of the Fund's total return was attributable to its investments in the Initial Public Offering ("IPO") market.

[4] Annualized.

[5] Unaudited.

*For the period December 15, 1999 (inception of offering) to May 31, 2000.

See Notes to Financial Statements

 

Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Period Ended May 31, 2000*
$7.38	$7.49	$8.69	$11.60	$10.00
0.02	0.01	(0.11)	(0.02)	0.03
2.57	(0.12)	(1.09)	(2.56)	1.58
2.59	(0.11)	(1.20)	(2.58)	1.61
(0.00)[2]	(0.00)	(0.00)	(0.02)	(0.01)
(0.00)	(0.00)	(0.00)	(0.31)	(0.00)
(0.00)	(0.00)	(0.00)	(0.33)	(0.01)
-	-	-	-	-
$9.97	$7.38	$7.49	$8.69	$11.60
35.16%	(1.47)%	(13.91)%	(22.56)%	16.12%[3]
$13,921	$9,982	$11,673	$30,902	$21,613
1.50%	1.50%	1.50%	1.50%	1.50%[4]
2.39%	3.27%	2.35%	2.03%	2.08%[4]
0.21%	0.28%	(0.75)%	(0.16)%	0.39%[4]
(0.68)%	(1.49)%	(1.60)%	(0.69)%	(0.19)%[4]
63.47%	42.73%	114.55%	61.28%	93.31%



Westcore Blue Chip Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[3]
Net asset value – beginning of the period	$11.62
Income from investment operations	
Net investment income/(loss)	0.03
Net realized and unrealized gain/(loss) on investments	0.82
Total income/(loss) from investment operations	0.85
Dividends and Distributions	
From net investment income	(0.00)
From net realized gain from investment transactions	(0.00)
Total distributions	(0.00)
Paid in-capital from redemption fees	(0.00)[4]
Net asset value – end of period	$12.47
Total return	7.32%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$62,030
Ratio of expenses to average net assets	1.15%[2]
Ratio of expenses to average net assets without fee waivers	1.39%[2]
Ratio of net investment income/(loss) to average net assets	0.79%[2]
Ratio of net investment income/(loss) to average net assets without fee waivers	0.55%[2]
Portfolio turnover rate[1]	21.37%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $7,729,014 and $11,445,153, respectively.

[2] Annualized.

[3] Unaudited.

[4] Less than ($.005) per share.

See Notes to Financial Statements



Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Year Ended May 31, 2000
$9.79	$11.28	$13.65	$14.73	$17.23
0.01	0.04	0.03	0.05	0.00
1.83	(1.47)	(1.57)	0.90	0.02
1.84	(1.43)	(1.54)	0.95	0.02
(0.01)	(0.06)	(0.03)	(0.04)	(0.00)
(0.00)	(0.00)	(0.80)	(1.99)	(2.52)
(0.01)	(0.06)	(0.83)	(2.03)	(2.52)
-	-	-	-	-
$11.62	$9.79	$11.28	$13.65	$14.73
18.83%	(12.63)%	(11.33)%	7.88%	1.01%
$33,439	$30,782	$42,612	$51,569	$51,892
1.15%	1.15%	1.15%	1.15%	1.15%
1.34%	1.52%	1.33%	1.29%	1.28%
0.07%	0.47%	0.23%	0.35%	0.02%
(0.12)%	0.10%	0.05%	0.20%	(0.11)%
56.46%	49.12%	50.17%	119.69%	73.95%



Westcore Mid-Cap Value Fund *(formerly Westcore Mid-Cap Opportunity Fund)*
Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004 [5]
Net asset value – beginning of the period	$15.28
Income from investment operations	
Net investment income/(loss)	0.01
Net realized and unrealized gain/(loss) on investments	1.82
Total income/(loss) from investment operations	1.83
Dividends and Distributions	
From net investment income	(0.00)
From net realized gain from investment transactions	(0.00)
Total distributions	(0.00)
Paid in-capital from redemption fees	(0.00) [2]
Net asset value – end of period	$17.11
Total return	11.98%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$21,134
Ratio of expenses to average net assets	1.25% [4]
Ratio of expenses to average net assets without fee waivers	1.50% [4]
Ratio of net investment income/(loss) to average net assets	0.11% [4]
Ratio of net investment income/(loss) to average net assets without fee waivers	(0.14)% [4]
Portfolio turnover rate [1]	47.61%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time of acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $9,286,771 and $8,486,957, respectively.

[2] Less than ($.005) per share.

[3] A significant portion of the Fund's total return was attributable to its investments in the Initial Public Offering ("IPO") market.

[4] Annualized.

[5] Unaudited.

See Notes to Financial Statements



Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Year Ended May 31, 2000
$11.95	$13.26	$15.25	$14.48	$11.05
(0.02)	0.00[2]	0.01	0.00	(0.02)
3.35	(1.31)	(0.94)	2.65	3.45
3.33	(1.31)	(0.93)	2.65	3.43
(0.00)[2]	(0.00)[2]	(0.00)	(0.00)	(0.00)[2]
(0.00)	(0.00)	(1.06)	(1.88)	(0.00)
(0.00)	(0.00)	(1.06)	(1.88)	(0.00)
-	-	-	-	-
$15.28	$11.95	$13.26	$15.25	$14.48
27.87%	(9.85)%	(5.92)%	21.37%	31.08%[3]
$17,568	$10,635	$9,279	$4,837	$3,011
1.25%	1.25%	1.25%	1.25%	1.25%
1.66%	2.26%	2.75%	3.47%	3.51%
(0.12)%	0.03%	(0.14)%	(0.10)%	(0.18)%
(0.53)%	(0.98)%	(1.65)%	(2.32)%	(2.44)%
71.05%	50.36%	67.11%	182.87%	159.34%



Westcore Small-Cap Opportunity Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[3]
Net asset value – beginning of the period	$32.71
Income from investment operations	
Net investment income/(loss)	(0.15)
Net realized and unrealized gain/(loss) on investments	4.27
Total income/(loss) from investment operations	4.12
Dividends and Distributions	
From net investment income	(0.00)
From net realized gain from investment transactions	(0.00)
Total distributions	(0.00)
Paid in-capital from redemption fees	(0.00)[4]
Net asset value – end of period	$36.83
Total return	12.56%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$24,542
Ratio of expenses to average net assets	1.30%[2]
Ratio of expenses to average net assets without fee waivers	1.64%[2]
Ratio of net investment income/(loss) to average net assets	(0.53)%[2]
Ratio of net investment income/(loss) to average net assets without fee waivers	(0.87)%[2]
Portfolio turnover rate[1]	29.37%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $9,319,236 and $21,444,350, respectively.

[2] Annualized.

[3] Unaudited.

[4] Less than ($.005) per share.

See Notes to Financial Statements



Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Year Ended May 31, 2000
$24.21	$27.47	$26.11	$20.13	$20.18
(0.20)	(0.06)	(0.03)	(0.02)	0.03
8.70	(3.20)	1.39	6.00	0.01
8.50	(3.26)	1.36	5.98	0.04
(0.00)	(0.00)	(0.00)	(0.00)	(0.09)
(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
(0.00)	(0.00)	(0.00)	(0.00)	(0.09)
-	-	-	-	-
$32.71	$24.21	$27.47	$26.11	$20.13
35.11%	(11.87)%	5.21%	29.71%	0.20%
$34,040	$26,899	$40,030	$38,643	$34,558
1.30%	1.30%	1.30%	1.30%	1.30%
1.73%	1.96%	1.75%	1.81%	1.67%
(0.65)%	(0.25)%	(0.11)%	(0.07)%	0.25%
(1.08)%	(0.91)%	(0.57)%	(0.59)%	(0.12)%
110.33%	38.79%	76.61%	190.81%	99.84%



Westcore Flexible Income Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[4]
Net asset value – beginning of the period	$9.76
Income from investment operations	
Net investment income/(loss)	0.36
Net realized and unrealized gain/(loss) on investments	0.53
Total income/(loss) from investment operations	0.89
Dividends and Distributions	
From net investment income	(0.35)
From net realized gain from investment transactions	(0.00)
Tax return of capital	(0.00)
Total distributions	(0.35)
Paid in-capital from redemption fees	(0.00)[2]
Net asset value – end of period	$10.30
Total return	9.31%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$110,130
Ratio of expenses to average net assets	0.85%[3]
Ratio of expenses to average net assets without fee waivers	0.94%[3]
Ratio of net investment income/(loss) to average net assets	7.26%[3]
Ratio of net investment income/(loss) to average net assets without fee waivers	7.17%[3]
Portfolio turnover rate[1]	8.98%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $52,084,812 and $7,480,543, respectively.

[2] Less than ($.005) per share.

[3] Annualized.

[4] Unaudited.

See Notes to Financial Statements

 

Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Year Ended May 31, 2000
$9.19	$9.48	$9.64	$9.19	$9.87
0.69	0.75	0.75	0.67	0.58
0.54	(0.29)	(0.16)	0.45	(0.58)
1.23	0.46	0.59	1.12	0.00
(0.66)	(0.71)	(0.75)	(0.67)	(0.58)
(0.00)	(0.00)	(0.00)	(0.00) [2]	(0.10)
(0.00)	(0.04)	(0.00)	(0.00)	(0.00)
(0.66)	(0.75)	(0.75)	(0.67)	(0.68)
-	-	-	-	-
$9.76	$9.19	$9.48	$9.64	$9.19
13.57%	5.71%	6.40%	12.55%	0.11%
$61,302	$9,726	$10,322	$7,090	$23,596
0.85%	0.85%	0.85%	0.92%	0.95%
1.06%	2.06%	1.77%	1.62%	1.26%
7.12%	7.92%	7.96%	6.56%	6.11%
6.91%	6.71%	7.04%	5.87%	5.80%
37.03%	37.01%	48.07%	43.20%	36.02%



Westcore Plus Bond Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[3]
Net asset value – beginning of the period	$10.62
Income from investment operations	
Net investment income/(loss)	0.30
Net realized and unrealized gain/(loss) on investments	0.21
Total income/(loss) from investment operations	0.51
Dividends and Distributions	
From net investment income	(0.29)
From net realized gain from investment transactions	(0.00)
Tax return of capital	(0.00)
Total distributions	(0.29)
Paid in-capital from redemption fees	(0.00)[4]
Net asset value – end of period	$10.84
Total return	4.87%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$153,758
Ratio of expenses to average net assets	0.55%[2]
Ratio of expenses to average net assets without fee waivers	1.07%[2]
Ratio of net investment income/(loss) to average net assets	5.61%[2]
Ratio of net investment income/(loss) to average net assets without fee waivers	5.09%[2]
Portfolio turnover rate[1]	20.91%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $80,119,063 and $22,823,028, respectively.

[2] Annualized.

[3] Unaudited.

[4] Less than ($.005) per share.

See Notes to Financial Statements



Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Year Ended May 31, 2000
$10.67	$10.34	$10.37	$9.81	$10.27
0.62	0.71	0.66	0.66	0.63
(0.05)	0.33	(0.03)	0.56	(0.46)
0.57	1.04	0.63	1.22	0.17
(0.60)	(0.68)	(0.66)	(0.66)	(0.63)
(0.02)	(0.00)	(0.00)	(0.00)	(0.00)
(0.00)	(0.03)	(0.00)	(0.00)	(0.00)
(0.62)	(0.71)	(0.66)	(0.66)	(0.63)
-	-	-	-	-
$10.62	$10.67	$10.34	$10.37	$9.81
5.52%	10.52%	6.24%	12.80%	1.67%
$86,705	$52,727	$54,060	$55,188	$34,208
0.55%	0.55%	0.55%	0.62%	0.85%
1.03%	1.14%	1.07%	1.09%	1.11%
5.79%	6.38%	6.34%	6.49%	6.18%
5.31%	5.79%	5.82%	6.02%	5.92%
50.32%	62.10%	60.19%	79.33%	37.26%



Westcore Colorado Tax-Exempt Fund

Selected data for a share of beneficial interest outstanding throughout the period indicated.

	Six Months Ended November 30, 2004[3]
Net asset value – beginning of the period	$11.23
Income from investment operations	
Net investment income/(loss)	0.21
Net realized and unrealized gain/(loss) on investments	0.12
Total income/(loss) from investment operations	0.33
Dividends and Distributions	
From net investment income	(0.21)
From net realized gain from investment transactions	(0.00)
Total distributions	(0.21)
Paid in-capital from redemption fees	(0.00)[4]
Net asset value – end of period	$11.35
Total return	2.90%
Ratios/Supplemental Data	
Net assets, end of period (in thousands)	$62,027
Ratio of expenses to average net assets	0.65%[2]
Ratio of expenses to average net assets without fee waivers	1.17%[2]
Ratio of net investment income/(loss) to average net assets	3.66%[2]
Ratio of net investment income/(loss) to average net assets without fee waivers	3.14%[2]
Portfolio turnover rate[1]	3.83%

[1] A portfolio turnover rate is, in general, the percentage computed by taking the lesser of purchases or sales of portfolio securities (excluding securities with a maturity date of one year or less at the time acquisition) for a period and dividing it by the monthly average of the market value of such securities during the period. Purchases and sales of investment securities (excluding short-term securities) for the six months ended November 30, 2004 were $1,880,890 and $2,347,370, respectively.

[2] Annualized.

[3] Unaudited.

[4] Less than ($.005) per share.

See Notes to Financial Statements

 

Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2002	Year Ended May 31, 2001	Year Ended May 31, 2000
$11.72	$11.18	$11.03	$10.40	$11.01
0.42	0.42	0.44	0.45	0.46
(0.49)	0.54	0.15	0.64	(0.61)
(0.07)	0.96	0.59	1.09	(0.15)
(0.42)	(0.42)	(0.44)	(0.46)	(0.46)
(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
(0.42)	(0.42)	(0.44)	(0.46)	(0.46)
-	-	-	-	-
$11.23	$11.72	$11.18	$11.03	$10.40
(0.59)%	8.77%	5.43%	10.59%	(1.36)%
$50,227	$55,461	$45,508	$46,774	$37,055
0.65%	0.65%	0.65%	0.65%	0.63%
1.11%	1.15%	1.12%	1.13%	1.14%
3.67%	3.65%	3.91%	4.14%	4.28%
3.21%	3.15%	3.44%	3.66%	3.77%
6.60%	8.69%	13.09%	7.30%	19.76%



1. Significant Accounting Policies

Westcore Trust (the "Trust") is registered under the Investment Company Act of 1940, as amended, as an open-ended management investment company. Interests in the Westcore MIDCO Growth, Westcore Growth, Westcore Select, Westcore International Frontier, Westcore Blue Chip, Westcore Mid-Cap Value (formerly Westcore Mid-Cap Opportunity Fund), Westcore Small-Cap Opportunity, Westcore Flexible Income, Westcore Plus Bond and Westcore Colorado Tax-Exempt Funds (the "Funds") are represented by separate classes of beneficial interest of the Trust, which is organized as a Massachusetts business trust.

The following is a summary of significant accounting policies consistently followed by each Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America for investment companies.

Use of Estimates – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. The actual results could differ from those estimates.

Investment Valuation – All securities of the Funds are valued as of the close of regular trading on the New York Stock Exchange ("NYSE"), currently 4:00 p.m. (Eastern Time), on each day that the NYSE is open, subject to provisions in the prospectus and/or Statement of Additional Information regarding pricing at other times in case of an emergency and optional pricing of the Funds in the event that the NYSE does not open for business because of an emergency.

Securities that are traded on a recognized domestic stock exchange are generally valued at the last sales price as of the valuation time on the principal stock exchange on which they are traded. Securities that are principally traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") National Market are generally valued at the NASDAQ Official Closing Price ("NOCP"). Unlisted securities that are traded on the domestic over-the-counter market for which last sales prices are available, are generally valued at the last sales price as of the valuation time. In the absence of sales and NOCP, such securities are valued at the mean of the bid and asked prices.

Securities that are traded on a foreign stock exchange (and that are not listed on a recognized domestic stock exchange or traded on the NASDAQ National Market or the domestic over-the-counter market) are generally valued at the official closing price on the principal stock exchange on which they are traded. In the event that

 

closing prices are not available for such foreign securities, such securities are generally valued at the last sales price occurring prior to the closing of its principal exchange. Exchange rates as of the close of regular trading on the NYSE are used to convert foreign security values into U.S. dollars. Forward foreign currency exchange contracts are valued on a daily basis based on the closing prices of the foreign currency rates as of the close of regular trading on the NYSE.

Fixed-income obligations, excluding municipal securities, having a remaining maturity of greater than 60 days, for which there are no readily available market quotations or sales information are valued at the mean between the "evaluated" bid and ask prices formulated by an independent pricing service. Municipal securities having a remaining maturity of greater than 60 days, for which there are no readily available market quotations or sales information are valued at the "evaluated" bid price formulated by an independent pricing service.

Securities having a remaining maturity of 60 days or less are valued at amortized cost which approximates market value.

When market quotations are not readily available or when events occur that make established valuation methods unreliable, securities of the Fund may be valued at fair value determined in good faith by or under the direction of the Board of Trustees. As of November 30, 2004, securities which have been fair valued represented 1.65%, 9.35% and 6.53% of the net assets of Westcore Small-Cap Opportunity, Westcore Flexible Income and Westcore Plus Bond Funds, respectively.

Foreign Securities – All of the Funds, except the Westcore Colorado Tax-Exempt Fund, may invest at least a portion of their assets in foreign securities. In the event that a Fund executes a foreign security transaction, the Fund will generally enter into a forward foreign currency contract to settle the foreign security transaction. Foreign securities may carry more risk than U.S. securities, such as political, market and currency risks.

The accounting records of the Funds are maintained in U.S. dollars. Prices of securities denominated in foreign currencies are translated into U.S. dollars at the closing rates of exchange at period end. Amounts related to the purchase and sale of foreign securities and investment income are translated at the rates of exchange prevailing on the respective dates of such transactions.

The effect of changes in foreign currency exchange rates on investments is separately identified from the fluctuations arising from changes in market values of securities held and reported with all other foreign currency gains and losses in the Funds' Statements of Operations.



As of November 30, 2004, the International Frontier Fund had outstanding foreign currency contracts as follows:

Contract Description	Expiration Date	Contract Amount	Unrealized Appreciation/ (Depreciation)
Contracts to Purchase			
European Union Euro (EUR)	12/01/04	32,368 (EUR)	$ (18)
European Union Euro (EUR)	12/01/04	28,011(EUR)	$ 18
Pounds Sterling (GBP)	12/01/04	14,699 (GBP)	$ 204

Federal Income Taxes – It is the Funds' policy to continue to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of their taxable income to shareholders. Therefore, no federal income tax provision is required. At May 31, 2004 each Fund had available for federal income tax purposes unused capital loss carryforwards as follows:

Expiring	Westcore MIDCO Growth Fund	Westcore Growth Fund	Westcore Select Fund
2009	$ 0	$ 0	$ 683,412
2010	9,464,102	0	2,081,144
2011	0	0	83,097
2012	0	0	1,259,979
Total	$ 9,464,102	$ 0	$ 4,107,632

Expiring	Westcore International Frontier Fund	Westcore Blue-Chip Fund	Westcore Mid-Cap Value Fund	Westcore Small-Cap Opportunity Fund
2009	$ 426,770	$ 0	$ 0	$ 0
2010	9,004,695	0	0	0
2011	1,905,398	1,550,151	0	0
Total	$ 11,336,863	$ 1,550,151	$ 0	$ 0

Expiring	Westcore Flexible Income Fund	Westcore Plus Bond Fund	Westcore Colorado Tax-Exempt Fund
2005	$ 0	$ 0	$ 16,630
2006	0	0	1,341
2007	0	0	11,172
2008	0	0	47,858
2009	37,669	0	492,929
2010	0	0	3
2011	0	0	39,414
2012	1,493	0	33,444
Total	$ 39,162	$ 0	$ 642,791

Net capital loss carryforwards utilized during the period ended May 31, 2004, were $13,557,087 for Westcore MIDCO Growth Fund, $1,528,107 for Westcore Growth Fund, $1,088,915 for Westcore International Frontier Fund, $2,217,890

 

for Westcore Blue Chip Fund, $865,366 for Westcore Mid-Cap Value Fund, $4,003,034 for Westcore Small-Cap Opportunity Fund, $224,284 for Westcore Plus Bond Fund and $2,243 for Westcore Colorado Tax-Exempt Fund.

The Westcore Select Fund intends to elect to defer to its fiscal year ending May 31, 2005, approximately $191,812 of losses recognized during the period from November 1, 2003 to May 31, 2004. The Flexible Income Fund intends to elect to defer to its fiscal year ending May 31, 2005, approximately $11 of currency losses recognized during the period from November 1, 2003 to May 31, 2004.

Classification of Distributions to Shareholders – Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of distributions made during the year from net investment income or net realized gains may differ from its ultimate characterization for federal income tax purposes. Also, due to the timing of dividend distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or realized gain was recorded by the Funds. Net assets were unaffected by the reclassifications.

The tax character of the distributions paid during the year and the tax components of net assets will be reported at the Funds' fiscal year ended, May 31, 2005.

	Westcore MIDCO Growth Fund		Westcore Growth Fund	
	Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2004	Year Ended May 31, 2003
Distributions paid from:				
Ordinary Income	$ 0	$ 0	$ 0	$ 0
Long-Term Capital Gain	0	0	0	0
Tax-Exempt Income	0	0	0	0
Return of Capital	0	0	0	0
Total	$ 0	$ 0	$ 0	$ 0

	Westcore Select Fund		Westcore International Frontier Fund		Westcore Blue-Chip Fund	
	Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2004	Year Ended May 31, 2003
Distributions paid from:						
Ordinary Income	$ 0	$ 0	$7,681	$ 0	$38,019	$ 201,442
Long-Term Capital Gain	0	0	0	0	0	0
Tax-Exempt Income	0	0	0	0	0	0
Return of Capital	0	0	0	0	0	0
Total	$ 0	$ 0	$7,681	$ 0	$38,019	$ 201,442

	Westcore Mid-Cap Opportunity Fund		Westcore Small-Cap Opportunity Fund		Westcore Flexible Income Fund	
	Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2004	Year Ended May 31, 2003
Distributions paid from:						
Ordinary Income	$ 434	$ 2,911	$ 0	$ 0	$2,524,274	$ 637,024
Long-Term Capital Gain	0	0	0	0	0	0
Tax-Exempt Income	0	0	0	0	0	0
Return of Capital	0	0	0	0	0	44,980
Total	$ 434	$ 2,911	$ 0	$ 0	$2,524,724	$ 682,004

	Westcore Plus-Bond Fund		Westcore Colorado Tax-Exempt Fund	
	Year Ended May 31, 2004	Year Ended May 31, 2003	Year Ended May 31, 2004	Year Ended May 31, 2003
Distributions paid from:				
Ordinary Income	$ 3,463,730	$3,359,030	$ 0	$ 0
Long-Term Capital Gain	126,352	0	0	0
Tax-Exempt Income	0	0	1,928,152	1,863,089
Return of Capital	0	167,320	0	0
Total	$ 3,590,082	$3,526,350	$1,928,152	$ 1,863,089



As of May 31, 2004, the components of distributable earnings on a tax basis were as follows:

	Westcore MIDCO Growth Fund	Westcore Growth Fund
(Over)/undistributed net investment income	$ 0	$ 0
Accumulated net realized gain/(loss)	(9,464,102)	504,372
Net unrealized appreciation/(depreciation)	34,743,505	5,692,408
Effect of other timing differences	(344,507)	(13,332)
Total	$ 24,934,896	$ 6,183,448

	Westcore Select Fund	Westcore International Frontier Fund	Westcore Blue Chip Fund
(Over)/undistributed net investment income	$ 0	$ 21,912	$ 0
Accumulated net realized gain/(loss)	(4,107,632)	(11,336,863)	(1,550,151)
Net unrealized appreciation/(depreciation)	1,304,329	2,647,239	4,553,216
Effect of other timing differences	(199,509)	(7,244)	(33,749)
Total	$ (3,002,812)	$ (8,674,956)	$ 2,969,316

	Westcore Mid-Cap Opportunity Fund	Westcore Small-Cap Opportunity Fund	Westcore Flexible Income Fund
(Over)/undistributed net investment income	$ 0	$ 0	$ 15,478
Accumulated net realized gain/(loss)	474,470	334,300	(39,162)
Net unrealized appreciation/(depreciation)	2,391,590	4,274,549	(1,020,071)
Effect of other timing differences	(1,538)	(25,033)	(13,746)
Total	$ 2,864,522	$ 4,583,816	$ (1,057,501)

	Westcore Plus Bond Fund	Westcore Colorado Tax-Exempt Fund
(Over)/undistributed net investment income	$ 21,109	$ 6,030
Accumulated net realized gain/(loss)	857,700	(642,791)
Net unrealized appreciation/(depreciation)	(281,664)	1,859,616
Effect of other timing differences	(36,820)	(19,795)
Total	$ 560,325	$ 1,203,060

The effect of other timing differences primarily includes deferred Trustees' compensation.



Distributions – Distributions of net investment income, if any, are generally made annually for the Westcore MIDCO Growth, Westcore Growth, Westcore Select, Westcore International Frontier, Westcore Blue Chip, Westcore Mid-Cap Value and Westcore Small-Cap Opportunity Funds and monthly for the Westcore Flexible Income, Westcore Plus Bond and Westcore Colorado Tax-Exempt Funds. Distributions of net realized capital gains, if any, are declared at least once each year for each of the Funds. Distributions to shareholders are recorded on the ex-dividend date.

Securities Lending – The Westcore Funds may loan securities to certain brokers who pay the Funds negotiated lenders' fees. These fees, net of associated costs, are included in other income. The Funds receive U.S. Treasury obligations and/or cash as collateral against the loaned securities, in an amount at least equal to 102% of the market value of the loaned securities at the inception of each loan. This collateral must be maintained at not less than 100% of the market value of the loaned securities during the period of the loan. The risks to the Funds of securities lending are that the borrower may not provide additional collateral when required or return the securities when due. The Funds did not loan securities during the six months ended November 30, 2004.

Allocation of Income, Expenses and Gains and Losses – Trust expenses which are not series specific are allocated to each series based upon its relative proportion of net assets and/or open accounts to the Trust's totals.

When-Issued Securities – Each Fund may purchase or sell securities on a "when issued" or "forward commitment" basis which involves a commitment by the Fund to purchase or sell particular securities with payment and delivery taking place at a future date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. Each Fund maintains, in a segregated account with its custodian, liquid assets with a market value at least equal to the amount of its purchase commitments. The purchase of securities on a when-issued or forward commitment basis may increase the volatility of the Fund's net asset value to the extent each Fund makes such purchases while remaining substantially fully invested. Settlements in the ordinary course of business, which may take substantially more than three business days for non-US securities, are not treated by the Funds as "when-issued" or "forward commitment" transactions.

Other – Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income, which includes amortization of premiums, accretion of

 

discounts and income earned on money market funds, is accrued and recorded daily. Realized gains and losses from investment transactions and unrealized appreciation and depreciation of investments are reported on an identified cost basis.

2. Shares of Beneficial Interest

On November 30, 2004, there was an unlimited number of no par value shares of beneficial interest authorized for each Fund. Transactions in shares of beneficial interest were as follows:

Westcore Equity Funds

Westcore MIDCO Growth Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	2,737,661	8,102,977
Shares issued as reinvestment of dividends and distributions	0	0
Total	2,737,661	8,102,977
Shares redeemed	(2,671,819)	(3,420,096)
Net increase/(decrease) in shares	65,842	4,682,881

Westcore Growth Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	3,597,913	4,770,268
Shares issued as reinvestment of dividends and distributions	0	0
Total	3,597,913	4,770,268
Shares redeemed	(820,978)	(873,932)
Net increase/(decrease) in shares	2,776,935	3,896,336

Westcore Select Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	68,447	75,505
Shares issued as reinvestment of dividends and distributions	0	0
Total	68,447	75,505
Shares redeemed	(79,217)	(192,504)
Net increase/(decrease) in shares	(10,770)	(116,999)

[1] Unaudited.



Westcore International Frontier Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	789,500	812,719
Shares issued as reinvestment of dividends and distributions	0	747
Total	789,500	813,466
Shares redeemed	(266,656)	(770,268)
Net increase/(decrease) in shares	522,844	43,198

Westcore Blue Chip Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	57,295	140,801
Shares issued in connection with acquisition of Aristata Equity Fund	2,310,683	-
Shares issued as reinvestment of dividends and distributions	0	3,393
Total	2,367,978	144,194
Shares redeemed	(271,923)	(412,392)
Net increase/(decrease) in shares	(2,096,055)	(268,198)

Westcore Mid-Cap Value Fund
(formerly Westcore Mid-Cap Opportunity Fund)

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	157,612	361,492
Shares issued as reinvestment of dividends and distributions	0	30
Total	157,612	361,522
Shares redeemed	(72,219)	(101,780)
Net increase/(decrease) in shares	85,393	259,742

Westcore Small-Cap Opportunity Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	217,986	716,634
Shares issued as reinvestment of dividends and distributions	0	0
Total	217,986	716,634
Shares redeemed	(592,326)	(786,976)
Net increase/(decrease) in shares	(374,340)	(70,342)

[1] Unaudited.



Westcore Bond Funds

Westcore Flexible Income Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	5,363,042	7,349,181
Shares issued as reinvestment of dividends and distributions	291,032	239,089
Total	5,654,074	7,588,270
Shares redeemed	(1,241,180)	(2,364,801)
Net increase/(decrease) in shares	4,412,894	5,223,469

Westcore Plus Bond Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	5,457,100	4,074,173
Capital contribution from in-kind transfer	536,208	-
Shares issued in connection with acquisition of Aristata Quality Bond Fund	971,313	-
Shares issued as reinvestment of dividends and distributions	270,198	315,127
Total	7,234,819	4,389,300
Shares redeemed	(1,219,484)	(1,166,037)
Net increase/(decrease) in shares	6,015,335	3,223,263

Westcore Colorado Tax-Exempt Fund

	For the Six Months Ended November 30, 2004[1]	For the Year Ended May 31, 2004
Shares sold	578,036	1,154,287
Shares issued in connection with acquisition of Aristata Colorado Quality Tax-Exempt Fund	870,402	-
Shares issued as reinvestment of dividends and distributions	71,840	130,106
Total	1,520,278	1,284,393
Shares redeemed	(528,680)	(1,544,073)
Net increase/(decrease) in shares	991,598	(259,680)

[1] Unaudited.



3. Unrealized Appreciation and Depreciation on Investments (Tax Basis)

Westcore Equity Funds

	Westcore MIDCO Growth Fund	Westcore Growth Fund
As of November 30, 2004		
Gross appreciation (excess of value over tax cost)	$ 45,649,824	$ 14,034,618
Gross depreciation (excess of tax cost over value)	(5,950,871)	(1,813,533)
Net unrealized appreciation/(depreciation)	$ 39,598,953	$ 12,221,085
Cost of investments for income tax purposes	$ 150,715,104	$108,501,200

	Westcore Select Fund	Westcore International Frontier Fund
As of November 30, 2004		
Gross appreciation (excess of value over tax cost)	$ 1,868,303	$ 4,335,521
Gross depreciation (excess of tax cost over value)	(49,596)	(1,231,448)
Net unrealized depreciation	$ 1,818,707	$ 3,104,073
Cost of investments for income tax purposes	$ 6,210,523	$16,303,613

	Westcore Blue Chip Fund	Westcore Mid-Cap Value Fund[+]	Westcore Small-Cap Opportunity Fund
As of November 30, 2004			
Gross appreciation (excess of value over tax cost)	$ 11,558,507	$ 3,946,686	$ 5,005,071
Gross depreciation (excess of tax cost over value)	(1,606,160)	(281,516)	(1,275,422)
Net unrealized appreciation/(depreciation)	$ 9,952,347	$ 3,665,170	$ 3,729,649
Cost of investments for income tax purposes	$ 51,863,707	$17,330,511	$20,852,441

[+] Formerly Westcore Mid-Cap Opportunity Fund.

 

Westcore Bond Funds

	Westcore Flexible Income Fund	Westcore Plus Bond Fund	Westcore Colorado Tax-Exempt Fund
As of November 30, 2004			
Gross appreciation (excess of value over tax cost)	$ 5,361,990	$ 3,944,637	$ 3,022,481
Gross depreciation (excess of tax cost over value)	(1,980,178)	(2,159,728)	(100,895)
Net unrealized appreciation/(depreciation)	$ 3,381,812	$ 1,784,909	$ 2,921,586
Cost of investments for income tax purposes	$108,377,586	$149,830,503	$57,859,155

4. Investment Advisory Fees, Administrative Fees and Other Related Party Transactions

The Trust has entered into an advisory agreement with Denver Investment Advisors LLC (the "Advisor" or "DenverIA") for all Funds. The advisory agreement has been approved by the Trust's Board of Trustees.

Pursuant to its advisory agreement with the Trust, DenverIA is entitled to an investment advisory fee, computed daily and payable monthly of 0.65%, 0.65%, 0.65%, 1.20%, 0.65%, 0.75%, 1.00%, 0.45%, 0.45% and 0.50% of the average net assets for Westcore MIDCO Growth, Westcore Growth, Westcore Select, Westcore International Frontier, Westcore Blue Chip, Westcore Mid-Cap Value, Westcore Small-Cap Opportunity, Westcore Flexible Income, Westcore Plus Bond and Westcore Colorado Tax-Exempt Funds, respectively.

ALPS Mutual Fund Services, Inc. ("ALPS") and DenverIA serve as the Funds' co-administrators ("Co-Administrators"). ALPS and DenverIA are entitled to receive a total fee from each Fund for its administrative services computed daily and paid monthly, at the annual rate of 0.30% of the Fund's average net assets.

Effective June 1, 2004 DenverIA and ALPS agreed to allocate the co-administration fee as shown in the chart below. In addition, ALPS' is entitled to a minimum Trust level fee of $327,500 per annum, but no more than the amount of the administration fees paid by the Trust.

	ALPS	DenverIA
First $750 million in average daily Net Assets of the Trust	0.05%	0.25%
Next $250 million in average daily Net Assets of the Trust	0.04%	0.26%
Net Assets greater than $1.0 billion in average daily Net Assets of the Trust	0.025%	0.275%



The Co-Administrators and the Adviser have informed the Trust that they intend to waive fees or reimburse expenses with respect to each of the Funds until at least September 30, 2005 so that the Net Annual Fund Operating Expenses of the Westcore MIDCO Growth, Westcore Growth, Westcore Select, Westcore International Frontier, Westcore Blue Chip, Westcore Mid-Cap Value, Westcore Small-Cap Opportunity, Westcore Flexible Income, Westcore Plus Bond and Westcore Colorado Tax-Exempt Funds will not exceed 1.15%, 1.15%, 1.15%, 1.50%, 1.15%, 1.25%, 1.30%, 0.85%, 0.55%, and 0.65%, respectively. Without such fee waivers, for the six months ended November 30, 2004, the Total Annualized Fund Operating Expenses of the Westcore Select, Westcore International Frontier, Westcore Blue Chip, Westcore Mid-Cap Value, Westcore Small-Cap Opportunity, Westcore Flexible Income, Westcore Plus Bond, and Westcore Colorado Tax-Exempt Funds would be 1.94%, 2.17%, 1.39%, 1.50%, 1.64%, 0.94%, 1.07%, and 1.17%, respectively.

Certain officers of the Funds are also officers of DenverIA. All access persons of the Trust, as defined in the 1940 Act, and members, officers and employees of the Adviser, follow strict guidelines and policies on personal trading as outlined in the Trust's and the Adviser's respective Code of Ethics.

Effective October 1, 2004, the Trustees appointed a new compliance officer who is also the Treasurer of the Trust and an employee of the Adviser. The Trustees agreed to reimburse the Adviser a portion of his compensation.

The Trust has a Trustee Deferred Compensation Plan (the "Deferral Plan") which allows the trustees to defer the receipt of all or a portion of trustees fees. Under the Deferral Plan, any compensation deferred results in an equal adjustment to the Investment for/Payable for Trustee Deferred Compensation Plan on the Statement of Assets and Liabilities, as though an equivalent amount had been invested in shares of one or more Westcore Funds selected by the trustee. The amount paid to the trustees under the Deferral Plan will be determined based upon the performance of the selected funds. Deferral of trustees' fees under the Deferral Plan will not affect the net assets of the Fund.

 

Shareholders individually holding more than 5% of the Funds' outstanding shares as of November 30, 2004, constituted 41.06% of Westcore Select Fund, 6.23% of Westcore International Frontier Fund, 27.52% of Westcore Blue Chip Fund, 6.54% of Westcore Mid-Cap Value Fund, 38.65% of Westcore Small-Cap Opportunity Fund, 11.74% of Westcore Plus Bond Fund and 5.69% of Westcore Colorado Tax-Exempt Fund. Included in the percentages above are holdings of DenverIA and/or DenverIA's retirement savings plan representing 15.73% of Westcore Select Fund, 6.23% of Westcore International Frontier Fund, 6.54% of Westcore Mid-Cap Value Fund, and 7.95% of Westcore Small-Cap Opportunity Fund.

5. Illiquid or Restricted Securities

As of November 30, 2004, investments in securities included issues that are illiquid or restricted. Restricted securities are often purchased in private placement transactions, are not registered under the Securities Act of 1933, may have contractual restrictions on resale, and may be valued under methods approved by the Board of Trustees as reflecting fair value. A security may also be considered illiquid if it lacks a readily available market. The Funds intend to invest no more than 15% of their net assets (determined at the time of purchase and reviewed periodically) in illiquid or restricted securities. Certain restricted securities, eligible for resale to qualified institutional investors, are not subject to that limitation if the Funds' adviser, under supervision of the Board of Trustees, determines that a liquid trading market exists. The aggregate value of illiquid or restricted securities subject to this limitation as of November 30, 2004 for the Westcore Small-Cap Opportunity, Westcore Flexible Income and Westcore Plus Bond Funds was $406,000, $11,792,788 and $9,576,290, respectively, which represents 1.65%, 10.71% and 6.23% of the Funds' net assets, respectively.



6. Acquisition of Aristata Funds

As of the close of business on November 19, 2004, the Westcore Blue Chip Fund, Westcore Plus Bond Fund and the Westcore Colorado Tax-Exempt Fund acquired all of the assets and liabilities of the Aristata Equity Fund, Aristata Quality Bond Fund and Aristata Colorado Tax-Exempt Fund, respectively, pursuant to a Plan of Reorganization approved by each Aristata Funds' respective shareholders on November 12, 2004. The Adviser agreed to reimburse all merger related expenses to the Trust. The acquisition was accomplished by a tax-free exchange of Westcore Fund shares for Aristata Fund shares as listed in the table below:

	Shares Outstanding Prior to Merger	Shares Outstanding Following Merger	Net Assets Prior to Merger	Net Assets Following Merger
Aristata Equity Fund	4,547,776	-	$28,569,298 [1]	-
Westcore Blue Chip Fund	2,694,154	5,004,837	33,291,695	$61,860,993
Aristata Quality Bond Fund	1,113,130	-	10,600,469 [1]	-
Westcore Plus Bond Fund	12,855,510	13,826,823	140,255,347	150,855,816
Aristata Colorado Quality Tax-Exempt Fund	1,046,500	-	9,926,142 [1]	-
Westcore Colorado Tax-Exempt Fund	4,523,506	5,393,908	51,598,536	61,524,678

[1] Includes $4,320,509, $530,222 and $599,298 of unrealized appreciation on investments for the Aristata Equity, Aristata Quality Bond and Aristata Colorado Quality Tax-Exempt Funds, respectively. The conversion ratio of the Aristata Equity, Aristata Quality Bond, and Aristata Colorado Quality Tax-Exempt Funds was 0.508, 0.873 and 0.832.

7. Subsequent Event

On January 7, 2005, a retirement plan holding approximately 19% of the Westcore Small-Cap Opportunity Fund redeemed all of its shares by an in-kind distribution.

 

This page intentionally left blank.



This page intentionally left blank.



This page intentionally left blank.



This page intentionally left blank.

 

WESTCORE FUNDS



*Better research
makes the
difference.*

 **WestCore Funds** B e t t e r   r e s e a r c h   m a k e s   t h e   d i f f e r e n c e .

1625 Broadway
Suite 2200
Denver, CO 80202
1-800-392-CORE (2673)
www.westcore.com

A description of the policies and procedures that Westcore Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1-800-392-2673; (ii) on the Westcore Funds website, www.westcore.com; and (iii) on the Securities and Exchange Commission website at www.sec.gov.

This report has been prepared for Westcore shareholders and may be distributed to others only if preceded or accompanied by a prospectus.
Funds distributed by ALPS Distributors, Inc.

WC120